UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MANUAL FOR PARTICIPATION IN SHAREHOLDERS' MEETING

EXTRAORDINARY SHAREHOLDERS' MEETINGS

DATE: APRIL 30, 2014

TIME: 3:00 P.M.

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

Index

1.	Message from the Chairman of the Board of Directors	8
2.	Call Notice	10
3.	Participation of the shareholders in the AGOE
3.1	Representation through attorney-in-fact	12
4.	Matters to be resolved in the AGO	12
4.1	To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2013, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;	13
4.2.	To decide on the destination of the net profit of the fiscal year of 2013 and the distribution of dividends;	15
4.3	To elect a new member of the Company’s Board of Directors and to confirm the new composition of the Company’s Board of Directors;	17
4.4.	To fix the annual overall consideration of the Company´s management and members of Audit Committee.	18
5.	Matters to be resolved in the AGE
5.1.	To decide on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 26th, 2014;	19
5.2	To decide on the modification of the first paragraph in article 5 of the Company’s Bylaws, in order to state the limit of the authorized capital shares, due to the Bonus share and share reverse split (inplit) proceedings, which were approved on the Extraordinary Shareholders Meeting held on March 18, 2014; and	19
5.3	In view of the resolutions in the preceding items, to approve restatement of the Company’s Bylaws.	19
6.	List of Exhibits:
	Exhibit I. Comments of the administrative officers on the financial condition of the Company – Item 10 of the Reference Form	20
	Exhibit II. Proposal by management for allocation of the net income for the fiscal year – Exhibit 9-1-II of CVM Instruction 481	70

Exhibit III. Proposal by the management to the election a new member of the Company’s Board of Directors– Item 12.6 to 12.10 of the Reference Form	78
Exhibit IV. Proposal by management for remuneration of the administrative officers – Item 13 of the Reference Form	85
Exhibit V. Copy of the bylaws separately containing, highlited, the amendments proposed and related justifications, in conformity with article 11 of CVM Normative Ruling No. 481/09	120
Exhibit VI. Related Documents and Links	142

GLOSSARY, ABBREVIATIONS AND DEFINED TERMS

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred to herein.

Controlling Shareholder	Shareholder or group of shareholders bound by a shareholders’ agreement or under common control, and exercising the power to control the Company.

Shares	Comprise Common Shares and Preferred Shares, as defined below.

Common Shares	Common, registered, book-entry shares with no par value, free and clear of any encumbrances and liens, and issued by the Company.

Preferred Shares	Preferred, registered, book-entry shares with no par value, free and clear of any encumbrances, and issued by the Company.

Basel Accord, Basel

Set of prudential banking rules disclosed by the Basel Committee on Banking Supervision with the purpose of providing greater robustness to the global financial system. Its principal characteristic is to require a minimum percentage as resulting from dividing a financial institution’s capital stock by its respective assets weighted in accordance with the risk inherent to them. The Basel Accord was initially implemented in Brazil through CMN Resolution No. 2099, of August 17, 1994. Various regulations issued as from 2006, and providing for minimum amounts of realized capital and Reference Equity required from Brazilian financial institutions.

EGM

Extraordinary General Meeting of the Company, to be held on April 30, 2014.

OSM

Ordinary Shareholders’ Meeting of the Company, to be held on April 30, 2014.

EGM and OSM

Ordinary and Extraordinary Shareholders’ Meetings of the Company to be held on April 30, 2014.

Central Bank	Brazilian Central Bank.

Banco Real	Banco ABN AMRO Real S.A.

BM&FBOVESPA	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

BNDES	Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Economic and Social Development Bank)

Brazil or country	Federative Republic of Brazil.

Cayman	Santandar Brasil branch, organized in accordance with the laws of the Cayman Islands.

CDB	Bank Deposit Certificate.

CMN	Brazilian Monetary Council.

COFINS	Contribution tax for social security financing.

Company or Santander Brasil	Banco Santander (Brasil) S.A.

Independent Board Member

According to the Level 2 Regulation, the Independent Board Member is characterized by: (i) not having any relationship with the Company except for capital participation; (ii) not being a Controlling Shareholder, spouse or relative up to the second degree or not being or not having been during the last three years related to an organization or entity related to the Controlling Shareholder (persons related to public education and/or research institutions are excluded from this restriction); (iii) not having been during the last three years employee or director of the Company, of the Controlling Shareholder or of an organization controlled by the Company; (iv) not being a direct/indirect supplier or buyer of services and/or products of the Company in a magnitude that implies loss of independence; (v) not being an employee or administrator of an organization or entity that is offering or requesting services and/or products to/from the Company; (vi) not being spouse or relative up to the second degree of any of the Company’s administrators; and (vii) not receiving any other compensation from the Company apart from that of director (compensation in cash deriving from the capital’s participation are excluded from this restriction).

Board of Directors	The board of directors of the Company.

COSIF	Chart of Accounts for Brazilian Financial Institutions.

Coupon	A product showing price variations linked to U.S. dollar fluctuations and interest rates in Dollar.

CVM	Comissão de Valores Mobiliários (Brazilian Securities Commission).

Executive Board	The Company’s executive board.

Dollar or US$	US dollar.

Call Notice

Call notice published by the Company on March 28, 2014, regarding the OSM and EGM to be held on April 30, 2014, published in the “Diário Oficial do Estado de São Paulo” (Brazilian State Gazette) on March 29th, April 1st and 2nd, 2014, and in the newspaper “Valor Econômico” on March 31st, April 1st and 2nd, 2014.

Federal Government	Government of the Federative Republic of Brazil.

Santander Group Brasil	Santander Brasil and its subsidiaries.

Santander Group Spain	Santander Spain and its subsidiaries.

IASB	International Accounting Standards Board.

IFRIC	International Financial Reporting Interpretations Committee

IFRS	International Financial Reporting Standards, issued by IASB.

IGP-M	General Market Price Index, disclosed by the Getúlio Vargas Foundation.

CVM Instruction 480	CVM Instruction No. 480, of December 7, 2009, as amended.

CVM Instruction 481	CVM Instruction No. 481 of December 17, 2009, as amended.

IPCA	Broad Consumer Price Index.

IRRF	Withholding income tax.

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Sarbanes-Oxley Act or SOX	Enacted in the United States on July 30, 2002, aiming at guaranteeing the creation of reliable audit and security tools for companies.

Manual	Manual for participating at the shareholders’ meeting of the Company.

Level 2	Special listing segment of the BM&FBOVESPA with differentiated corporate governance rules.

Reference Equity

Equity composition of financial entities for purposes of calculation of the basic requirements for capital adjustment and operational limits established by the Central Bank, as provided for in CMN Resolution 4.192, of March 1st, 2013,

PGBL	Free benefits generating pension plan.

GDP	Gross Domestic Product.

PIS	Social integration program.

ILP Plan	Long-term incentive plan.

Accounting Practices Adopted in Brazil or BR GAAP

Accounting principles and practices adopted in Brazil in compliance with the Brazilian Corporate Law, CVM rules and instructions, SUSEP rules and instructions for insurance, special savings and supplementary pension plan providers, the recommendations of the Brazilian Institute of Independent Accountants and the resolutions of the Federal Accounting Board, as well as the accounting rules established by the Central Bank for financial companies.

Global Program	Long-term incentive policy intended for executives of Santander Spain and other companies of the Santander Spain Group, with remuneration linked to Santander Spain’s stock.

Local Program	SOP, PSP and SOP 2014.

PSP	Long-term incentive plan - Investment in Santander Brasil Units, approved at the extraordinary shareholders’ meeting held on February 3, 2010.

Real, Reais, BRL or R$	Brazilian currency.

Level 2 Regulations	Regulations for differentiated practices of Level 2 Corporate Governance.

TSR	Total shareholder return.

Santander Spain	Banco Santander, S.A.

SEC	US Securities and Exchange Commission.

Securities Act	US Securities Act of 1933, as amended.

SELIC	Special Settlement and Custody System.

SOP	Santander Brasil Units options plan, approved at the extraordinary shareholders’ meeting held on February 3, 2010.

SOP 2014	Santander Brasil Units options plan, approved at the extraordinary shareholders’ meeting held on February 7, 2012.

SUSEP	Brazilian Private Insurance Superintendence.

Libor	London Interbank Offered Rate.

IT	Information Technology.

TJLP	Long-Term Interest Rate disclosed by the CMN.

TR	Reference rate disclosed by the Central Bank.

Units	Share Deposit Certificates comprising 55 Common Shares and 50 Preferred Shares each.

VGBL	Free benefits generating pension plan - life.

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you, shareholder of Santander Brasil, to participate in the Ordinary and Extraordinary General Meeting (“OGM” and “EGM”)  of Santander Brasil, called for April 30, 2014 at 3:00 p.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine – District of Vila Olímpia - São Paulo – State of São Paulo.

This is the moment when we have the chance to meet each other, and when we, the members of the management of Santander Brasil, can give an account of what we have achieved during 2013, and can share our plans for 2014.

We faced big challenges in 2013. We completed the integration of the internal platforms and services to the clients we reorganized our procedures and we reinforced the fulfillment of our Mission. We also gave sequence to the execution and renew our strategy, an ambitious project that aims to make Santander Brasil the first bank in customer preference.

And so we start 2014 with a strategy of being a simple, agile bank, able to meet our clients’ needs speedily and efficiently, generating positive financial results, staying focused on our sustainable relationships.

This Manual for Participants in Shareholder´s Meetings (“the Manual”) is an example of our practicing a sustainable relationship with you, our shareholder. It is intended to help you take decisions correctly, presenting important points for clarification and providing guidelines on voting.

On the terms of the Call Notice made available to you, in OSM we will resolve on the following matters:

(a) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2013, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To DECIDE on the destination of the net profit of the fiscal year of 2013 and the distribution of dividends;

(c) To ELECT a new member of the Company’s Board of Directors;

(d) To CONFIRM the new composition of the Company’s Board of Directors;

(e) To FIX the annual overall consideration of the Company´s management and members of Audit Committee.

Following this, in EGM we will resolve on the following matters:

(a) To DECIDE on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 26, 2014; and

(b) To DECIDE on the modification of the first paragraph in article 5 of the Company’s Bylaws, in order to state the limit of the authorized capital shares, due to the Bonus share and share reverse split (inplit) proceedings, which were approved on the Extraordinary Shareholders Meeting held on March 18, 2014; and

(c)           In view of the resolutions in the preceding items, to APPROVE the consolidation of the Company’s Bylaws.

Please read it carefully.  We are at your disposal to clear up any doubts. Please contact us by email to acionistas@santander.com.br  for individual investors and non-financial companies, and to ri@santander.com.br  for institutional investors.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved. Your participation in this important event is very important for our Company.

Very truly yours,

Celso Clemente Giacometti

Chairman of the Board of Directors

2. Call Notice

(to be published in the “Diário Oficial do Estado de São Paulo” (Brazilian State Gazette) on March 29th, April 1st and 2nd, 2014,  and in the newspaper “Valor Econômico” on March 31st, April 1st and 2nd, 2014)

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

ORDINARY AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (“Company”), as set forth in Article 124 of Law 6,404/76, are hereby called to attend the Ordinary and Extraordinary General Meeting (“OGM” and “EGM”) to be held on April 30, 2014, at 3:00 p.m., at the auditorium in the Company’s head office, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, nº 2.235, 1º mezanino, Vila Olímpia, to resolve on the following Agenda:

ORDINARY SHAREHOLDERS MEETING:

(a) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2013, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To DECIDE on the destination of the net profit of the fiscal year of 2013 and the distribution of dividends;

(c) To ELECT a new member of the Company’s Board of Directors;

(d) To CONFIRM the new composition of the Company’s Board of Directors;

(e) To FIX the annual overall consideration of the Company´s management and members of Audit Committee.

EXTRAORDINARY SHAREHOLDERS MEETING:

(a) To DECIDE on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 26, 2014; and

(b) To DECIDE on the modification of the first paragraph in article 5 of the Company’s Bylaws, in order to state the limit of the authorized capital shares, due to the Bonus share and share reverse split (inplit) proceedings, which were approved on the Extraordinary Shareholders Meeting held on March 18, 2014; and

(c)           In view of the resolutions in the preceding items, to APPROVE the consolidation of the Company’s Bylaws.

General Instructions:

1.            The shareholders or their legal representatives should attend the EGM bringing the relevant identity documents. In the event of representation of a shareholder by way of a proxy, shareholders should deliver at the Company’s head office, no less than seventy-two (72) hours before the EGM, a power of attorney granted as set forth in the law; and

2.            Further information on the proposals to be analyzed at the EGM can be found in the Guide for Attendance at General Meetings available to shareholders (i) at the Company’s head office at Avenida Presidente Juscelino Kubitschek, nº 2.041 e nº 2.235, Bloco A, Vila Olímpia, São Paulo - SP, 9º andar – Corporate Legal Department, for consultation on business days, from 10:00 a.m. to 4:00 p.m., and also in their websites (www.santander.com.br/ir – in Corporate Governance >> Minutes of Meetings and www.santander.com.br/acionistas – in Governança Corporativa [Corporate Governance] > Administração [Management] > Atas de Reuniões e Assembleias); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro, nº 111, 5º andar, Centro de Consultas, Rio de Janeiro – RJ, or at Rua Cincinato Braga, nº 340, 2º a 4º andares, Ed. Delta Plaza, São Paulo – SP, and its website (www.cvm.gov.br); and (iii) at BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua XV de Novembro, No. 275, São Paulo - SP and its website (www.bmfbovespa.com.br).

São Paulo, March 28, 2014

Celso Clemente Giacometti

Chairman of the Board of Directors

3. Participation of the Shareholders in the OSM and EGM

The shareholders of Santander Brasil may participate in the AGOE personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the AGOE:

Individual	Identification document with photo[1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by power of attorney

The shareholder may be represented in the OSM and EGM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Brazilian Corporate Law , the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the Company, (ii) administrative officers of the Company, (iii) attorneys, or (iv) financial institutions, while it is incumbent upon the managers of investment funds to represent the their Unit holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the OSM and EGM.

However, in order to facilitate the access of the shareholders to the OSM and EGM, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the OSM and EGM.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the AGOE.

The documents must be delivered at the head offices of the Company, at 2041, Presidente Juscelino Kubitschek Avenue Wing A – District of Vila Olimpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-5438 and +55 11 3553-5440, email: juridsocietario@santander.com.br.

4. Matters to be Resolved in the OSM

According to the article 132 of the Brazilian Corporate Law as well as the article 6 of the Company’s By-Laws, the Shareholders’s Meeting must be held until April 30 of each year.

According to the Call Notice, our OSM will deliberate about the following matters:

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.
2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

(a) To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2013, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To decide on the destination of the net profit of the fiscal year of 2013 and the distribution of dividends;

(c) To elect a new member of the Company’s Board of Directors;

(d) To confirm the new composition of the Company’s Board of Directors;

(e) To fix the annual overall consideration of the Company´s management and members of Audit Committee.

___________________________________________

4.1 To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2013, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report.

The documents presented by management are the following:

  the Management Report showing the operating statistics and the analysis and discussion of the Administrative Officers of the principal accounts of the Statement of Income for the Fiscal Year;
  comments of the administrative officers on the financial condition of the Company (Exhibit I – Item 10 of the Reference Form);
  a copy of the Financial Statements and Explanatory Notes;
  the opinion of the Independent Auditors;
  a summary of the report of the Audit Committee; and
  the standardized financial statements form – DFP.

The management documents identified above, except for item ii above, were made available to the CVM, via the IPE system, at the time of disclosure of the individual and consolidated financial statements of the Company prepared in accordance with Accounting Practices Adopted in Brazil, on January 30, 2014, and for the consolidated financial statements of the Company in accordance with IFRS, on March 31, 2014. These documents can be found on the electronic address of the CVM (www.cvm.gov.br), or of the Company (www.ri.santander.com.br and www.santander.com.br/acionistas), according to information shown in Exhibit VI of this Manual.

The management accounts are presented by the Executive Board, in the Management Report and in the Financial Statements of the Company. Before being disclosed to and approved by the shareholders in the OSM, the accounts must be first approved by the Board of Directors.

The Management Report contains information of financial and non-financial nature, in addition to statistical and operating information, analysis and discussion of the principal accounts of the Statement of Income for the Fiscal Year, as well as information related to the collaborators, to social responsibility, to the capital market and to corporate governance, among others.

The Financial Statements express the economic and financial condition of the Company and the changes in equity occurred in the fiscal year to which they refer. From an analysis of the Financial Statements it is possible to assess the equity condition, the liquidity ratios, the level of profitability and the level of indebtedness of the Company.

The individual and consolidated Financial Statements prepared in accordance with Accounting Practices Adopted in Brazil consist of five (5) documents, to wit:

  Balance Sheet;
  Statement of Income for the Fiscal Year;
  Statement of Stockholders’ Equity;
  Statement of Cash Flows; and
  Statement of Aggregated Value.

The consolidated financial statements prepared according to IFRS consist of six (6) documents, to wit:

  i.                    Consolidated Balance Sheet;

ii.                    Consolidated Statement of Income for the Fiscal Year;

iii.                    Consolidated Statement of Revenues and Expenses;

iv.                    Consolidated Statement of Stockholders’ Equity;

v.                    Consolidated Statement of Cash Flows; and

vi.                    Consolidated Statement of Aggregated Value (following the Brazilian standards, filed with the DFP).

The Explanatory Notes present information on the basis for preparation of the Financial Statements and of the accounting practices applied to businesses and significant events of the Company, provide additional information not shown in the tables of the financial statements and that are considered necessary for adequate presentation, and designate:

  the principal criteria for assessment of the equity elements, particularly stocks, of the depreciation, amortization and depletion calculations, of the accrual of provisions for charges or risks, and of the adjustments to recognize the probable losses in the realization of elements of assets;
  the investments in other companies, when relevant;
  the increase of the value of elements of assets resulting from new valuations;
  the real encumbrances created on elements of assets, the guarantees pledged to third parties and other eventual or contingent liabilities;
  the interest rates, the dates of maturity and the guarantees for long-term liabilities;
  the number, kinds and classes of the shares of capital stock;
  the share purchase options granted and exercised in the fiscal year;
  the adjustments to previous fiscal years’ equity;
  the events subsequent to the date of closing of the fiscal year that have or could have a relevant effect on the financial condition and future results of the Company.

The shareholders must examine in detail the Explanatory Notes relative to the Financial Statements of the Company so as to resolve on their approval.

The Financial Statements of the Company have been audited and obtained an opinion without exceptions from Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent auditors.

Also, the summary of the Audit Committee’s report, which is prepared on a six-monthly basis, is published together with the Financial Statements and contains the activities carried out within the scope of its attributions, an assessment of the effectiveness of the internal control systems, a description of the recommendations presented to the Company’s Executive Board, an assessment of the effectiveness of the independent and internal audits, as well as an assessment of the quality of the Financial Statements. For fiscal year 2013 the Audit Committee concluded that the works conducted are efficacious and confer transparency and quality on the financial statements of the Santander Brasil Group, recommending their approval by the Board of Directors.

The Financial Statements have December 31, 2013 as their base date and relate to the fiscal year ended on that date.

On January 29, 2014 the Board of Directors of the Company approved without restrictions the Financial Statements of the Company, elaborated by the criterion of BRGAAP, and that they will be forwarded for approval by the shareholders of the Company, on the terms of applicable legislation.

On March 26, 2014 the Board of Directors of the Company approved without restrictions the Financial Statements of the Company, elaborated by the criterion of IFRS.

The Financial Statements and the documents on which they were based were prepared based on Accounting Practices Adopted in Brazil, on the terms of the Brazilian Corporate Law, of the norms of the CMN and of the Central Bank, as well as in accordance with the model of the COSIF and other applicable regulations and legislation. Thus, management recommends their approval without restrictions.

4.2 TO DECIDE on the destination of the net profit of the fiscal year of 2013 and the distribution of dividends

(a) Destination of the Net Income

Management presents the proposal for allocation of the net income for fiscal year 2013 in compliance with the provisions of Article 9, Paragraph One, Item II and relevant Exhibit 9-1-II of CVM Instruction 481. The mentioned proposal is shown in Exhibit II to this Manual. We recommend careful reading of the mentioned exhibit.

The net income corresponds to the results assessed in the fiscal year, after deduction of accumulated losses, of the provision for income tax and of the statutory profit sharing of employees and administrative officers, if applicable.

The net income of the Company for fiscal year 2013 was of R$ 1,625,558,479,66 (one billion six hundred and twenty five million five hundred and fifty eight thousand four hundred and seventy nine reais and sixty six cents).

The allocation of the net income consists of determination of the portions of the net income: (i) that will be appropriated to profit, legal and statutory reserves, (ii) that will be distributed as dividends, or (iii) will be retained.

Management will present to the annual shareholders’ meeting a proposal of the allocation of the net income for the fiscal year, which will observe the provisions of the Corporation Law and of Article 36 of the Company’s By-Laws:

  a minimum of five percent (5%) to the legal reserve, until it reaches twenty percent (20%) of the capital stock. In a fiscal year in which the balance of the legal reserve, with addition of the amount of the capital reserve, exceeds thirty percent (30%) of the capital stock, it will not be mandatory to allocate a portion of the net income for the fiscal year to the legal reserve;

  twenty-five percent (25%) of the annual net income adjusted on the terms of Article 202 of the Corporation Law for payment of the minimum compulsory dividends to the shareholders;

  the remaining balance, if any, may (a) be allocated to the Reserve for Equalization of Dividends, which will be limited  to fifty percent (50%) of the amount of capital stock and will have the purpose of ensuring funds for payment of dividends, including in the form of interest on equity, or advances thereon, aiming at maintaining the flow of remuneration for the shareholders, when, once this limit is reached, it will be incumbent upon the annual shareholders’ meeting to resolve on the balance, by processing its distribution to the shareholders or by increasing capital stock, or (b) be retained, aiming at the needs of application of capital stipulated in the Company’s General Budget, submitted by management for approval by the Shareholders’ Meeting and reviewed annually by the latter, if it has a duration of more than one fiscal year.

The balance of the Reserve for Equalization of Dividends, added to the balances of the other profit reserves, except for the reserves for unrealized profit and the reserves for contingencies, cannot exceed the amount of capital stock. Once this maximum limit is reached, the shareholders’ meeting may resolve on the application of the excess to payment or increase of capital stock, or to distribution of dividends.

Unallocated profits on the above terms will be distributed as dividends, according to Paragraph Six of Article 202 of the Corporation Law.

Based on the foregoing, management proposes the following allocation for the net income for fiscal year 2013:

1.        5%, corresponding to R$81,277,923.98, to the Legal Reserve;

2.        R$1,444,473,220.52, on account of dividends and interest on equity to the shareholders, which have already been subject-matter of resolution in Meetings of the Board of Directors held on March 27, June 25, September 26 and December 30, 2013, of which R$300,000,000.00 on account of interest on equity imputed to the amount of the compulsory minimum dividends and R$1,144,473,220.52 in the form of intercalary dividends; and

3.        the remaining balance of net income after the above distributions, amounting to R$99,807,335.16, to the Reserve for Equalization of Dividends accounts, on the terms of Article 36, item III, a, of the By-Laws of the Company.

Management understands that the above proposal of allocation of net income was established in accordance with the legal and statutory obligations that are applicable to the Company, and is in consonance with the objectives and strategies of the Company, whereby management recommends its unrestricted approval.

(b) Dividends Distribution

The dividend is the amount distributed to the shareholders of a company, in cash, in proportion to the number of shares held, resulting from the profits obtained by a company in the current fiscal year or in previous fiscal years. Participation in the corporate profits is an essential right of the shareholder, as provided in Article 109 of the Corporation Law.

What is the compulsory dividend?

The compulsory dividend, as provided in Article 202 of the Corporation Law, corresponds to a portion of the net income that the company cannot refrain from distributing to its shareholders, and concerns a commitment of minimum distribution. In Santander Brasil the portion relative to the compulsory dividend cannot be less than twenty-five percent (25%) of the annual net income adjusted on the terms of Article 202 of the Corporation Law.

The Company may only pay dividends charged to the net income for the fiscal year, to retaining earnings and to the profit reserves, except for the legal reserve.

As further detailed in Exhibit II to this Manual, management has approved the distribution to the shareholders of a total amount of R$1,444,473,220.52, on account of dividends and interest on equity for the shareholders, which have already been subject-matter of resolution in Meetings of the Board of Directors held on March 27, June 25, September 26 and December 30, 2013, of which R$300,000,000.00 on account of interest on equity imputed to the amount of the compulsory minimum dividends and R$1,144,473,220.52 in the form of intercalary dividends. These amounts, in addition to the intermediary dividends, detached of the fiscal year of 2013, in the amount of R$956 million, correspond to 155.41%3 of the adjusted net income of the Company, and were paid to the shareholders based on their relevant participation in the capital stock of the Company.

Management understands that the distribution of dividends effected in the course of fiscal year 2013 observed the legal and statutory obligations of the Company and is in consonance with the strategy for remuneration to the shareholders adopted by the Company, whereby it recommends its unrestricted approval.

4.3. TO ELECT a new member of the Company’s Board of Directors; and CONFIRM the new composition of the Company’s Board of Directors:

The board of directors is the supervisory board of the Bank as set out in our By-Laws and in applicable legislation. The Board of Directors is responsible for guiding the business of the Santander Brasil and its subsidiary and associated companies in the Group Santander Brasil. It has the main scope of promoting the success of the long term of the business, by using an active posture and always considering  Santander’s interest as well as its shareholders.

The board of directors is comprised of a minimum of 5 (five) members and a maximum of 12 (twelve) members, elected at the shareholders’ meeting for terms of two years. A minimum of 20.0% (twenty per cent) of the members of the board of directors must be independent directors, as defined by Regulation Level 2 of the BM&FBOVESPA. The board of directors has a Chairman and a Vice Chairman each elected at the general shareholders’ meeting by majority vote.

Today, the Board of Directors are composed by eight (8) directors, of which three (3) of them are independent, which is a higher number than it is demanded by our By-Laws and by the Regulation Level 2 of the BM&FBOVESPA.

The Board of Directors meets regularly four times a year and extraordinarily as often as required, by its President.

The structure, operation and competencies of the Board of Directors are on articles 14 to 18 of our By-Laws and on its Internal Regulation, both on the following website: www.ri.santander.com.br and www.santander.com.br/acionistas – section “Corporate Governance”.

The Company, with the positive recommendation of the Appointment and Nomination Committee, propose to the OSM the election of the current members to a new mandate of two years, to the following candidates recommended by the controlling shareholders to compose the Board of Directors of the Company:

Name	Post
Celso Clemente Giacometti	Chairman and Independent Director
Jesús Maria Zabalza Lotina	Vice-Chairman
Conrado Engel	Director
José Antonio Alvarez Alvarez	Director
José Manuel Tejon Borrajo	Director
José de Paiva Ferreira	Director
Álvaro Antonio Cardoso de Souza	Independent Director
Marilia Artimonte Rocca	Independent Director
Viviane Senna Lalli	Independent Director

The information related to the election of the members of the Board of Directors of the Company, pursuant to article 10 of Instruction CVM 481, can be found on Exhibit III of this Manual.

___________________________________________________

3 According to BRGAAP criteria.

4.4. TO  FIX the annual overall consideration  of the Company´s management and members of the Audit Committee

Management presents a proposal for remuneration of the administrative officers, complying with the provisions of Article 12, items I and II of CVM Instruction No. 481 and item 13 of the Reference Form of the Company, on the terms of Exhibit IV to this Manual.

In 2013 the Annual Shareholder´s Meeting held on April 25 approved a total annual remuneration for the managers of the Company, in an amount of up to R$300,000,000 (three hundred million Reais) for the 2013 financial year, and for the Audit Committee in an amount of R$3,900,000 (three million nine hundred and sixty thousand Reais) for the twelve-month period from March 24, 2013.

For fiscal year 2014, the amount proposed by management as the overall remuneration of the administrative officers (Board of Directors and Executive Board) for fiscal year 2014 is of up to three hundred million Reais (R$300,000,000.00), covering fixed remuneration, variable remuneration and the portion that is based on shares.

According to Article 17, item IV of the By-Laws of the Company, it is incumbent upon the Board of Directors to establish the remuneration, the indirect benefits and the other incentives for the Executive Officers, within the overall limit of management remuneration approved by the shareholders’ meeting.

Also, according to Article 6, Paragraph Three of the By-Laws of the Company, the shareholders’ meeting will establish annually the overall amount of the remuneration of the Audit Committee and of the Fiscal Council, if installed, together with the remuneration of the administrative officers.

The amount proposed by the Board of Directors as overall remuneration of the members of the Audit Committee for the twelve (12) months period counting from March 18, 2014 is of three hundred million Reais  (R$3,000,000.00).

5. Matter to be resolved in the EGM

According to the Call Notice, our EGM will deliberate about the following matters:

(a) To decide on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 26th, 2014;

(b) To decide on the modification of the first paragraph in article 5 of the Company’s Bylaws, in order to state the limit of the authorized capital shares, due to the Bonus share and share reverse split (inplit) proceedings, which were approved on the Extraordinary Shareholders Meeting held on March 18, 2014; and

(c)           In view of the resolutions in the preceding items, to approve the restatement of the Company’s Bylaws.

___________________________________________

5.1. TO DECIDE on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on March 26th, 2014;

On the terms of Article 205, Paragraph Three, of the Corporation Law, unless otherwise resolved in the shareholders’ meeting the company will pay dividends within a period of sixty (60) days from the date when declared and, in any event, within the fiscal year.

The proposal approved by the Board of Directors of the Company has the purpose of conferring transparency on the structure of remuneration to the shareholders, in view of the financial strategy of the Company and the efficiency of its administrative and financial costs, and if approved by the shareholders of the Company will be applicable also to the payment of Intermediary Dividends and Interim Dividends as approved on the Board of Directors’ meeting held on March 26, 2014.

For these reasons, management recommends its unrestricted approval.

5.2. TO DECIDE on the modification of the first paragraph in article 5 of the Company’s Bylaws, in order to state the limit of the authorized capital shares, due to the Bonus share and share reverse split (inplit) proceedings, which were approved on the Extraordinary Shareholders Meeting held on March 18, 2014;

The purpose of the proposal above is to amend the Company’s Bylaws to reflect the resolutions referred to item (b) of the Agenda of the Call Notice, if approved in the EGM.

In that sense, the modification of the first paragraph in article 5 of the Company’s Bylaws have the purpose of stating the limit of the authorized capital shares, due to the Bonus share and share reverse split (inplit) proceedings, which were approved on the Extraordinary Shareholders Meeting held on March 18, 2014, which, after application of 55:1 share reverse split (inplit) upon the current limit of the authorized capital shares of 500.000.000.000 shares, it will be 9.090.909.090 shares.

5.3. In view of the resolutions in the preceding items, TO APPROVE restatement of the Company’s Bylaws.

The purpose of the proposal above is to consolidate the Articles of Incorporation of the Company as a result of the previous proposal.

For the purposes of article 11 of CVM Normative Ruling No. 481/09, the restated Articles of Incorporation of the Company is provided in Exhibit V, with the proposed amendments highlighted.

The amendment to the Articles of Incorporation of the Company is subject to approval by BACEN, in accordance with the applicable legislation.

___________________________________________

EXHIBIT I

COMMENTS OF THE ADMINISTRATIVE OFFICERS ON THE FINANCIAL CONDITION OF THE COMPANY

(As per sub-paragraph III of Article 9 of CVM Instruction 481)

Item 10 of Annex 24 of CVM Instruction 480 - Reference Form

10.1        General financial and equity conditions

10.1        Officers should comment on:

a.            General financial and equity conditions:

We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services. We are the third largest private bank in Brazil in terms of assets, with a [7.3% market share, as at September 30, 2013], and the largest bank in Brazil controlled by a major global financial group, according to the Brazilian Central Bank. Our operations are present in all Brazilian regions, strategically positioned in the South and Southeast, an area that accounted for approximately 72% of Brazil’s GDP, and where we have one of the largest branch networks of any Brazilian bank.

2013

Economic activity remained moderate, albeit better than in 2012. Third quarter GDP, according to the latest figures released in December, grew by 2.2% over the same period in 2012, below the 3.3% YoY recorded in the previous quarter. Investments rose 7.3% YoY, driven mainly by a buildup in inventories and favored by the depressed basis of comparison in 2012. Household consumption expanded by 2.3% in the same period. On the supply side, the main highlight was the 2.2% YoY growth in services. Industry maintained the positive behavior, expanding 1.9% YoY, but lower than the 2.7% observed in the previous quarter. Agricultural GDP fell by 1.0% in 3Q13 over the same period in the previous year, chiefly due to the performance of certain crops (proportionally greater drop in output from the 2013 harvest vis-à-vis planted area).

Consumer prices, measured by the IPCA index, increased by 5.91% in the 12 months through December, higher than the 5.84% observed in 2012. Services continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices. In this context, the Central Bank’s Monetary Policy Committee (Copom) maintained the tightening of the monetary policy, which started in April of 2013, and hiked the basic interest rate (Selic) to 10.5% p.a. at its January 15th meeting. This is already impacting bank lending rates. In November, the average non-earmarked rate for loans to individuals stood at 38.5% p.a. versus 34.7% p.a. in November 2012.

Outstanding credit grew 14.5% YoY in the 12 months through November, reaching R$2.65 trillion, or 55.6% of GDP, still driven by mortgage lending, which grew by 34.2% YoY in the same period, well above the other credit lines.

The fragile global scenario is still weighing on Brazilian exports, which dropped by 0.2% YoY in 2013 while imports rose 7.4% in the year, lowering the trade surplus to US$2.5 billion from US$19.4 billion in 2012. The current account deficit amounted to US$81.1 billion in the 12 months ending in November, while foreign direct investments (FDI) totaled US$62.8 billion. The exchange rate ended 2013 at R$2.34/US$, due to higher volatility as a result of changes in the monetary policy in the United States of America. The Brazilian Central Bank took measures, through auctions of FX swap contracts, were instrumental for restraining FX volatility.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, but non-recurring revenues helped maintaining the primary budget at a surplus of 2.2% of GDP in the 12 months through November. In the same period, public sector borrowing requirement reached 3.0% of GDP, slightly below the 3.3% recorded in September 2013. The net public sector debt closed November at 33.9% of GDP, 0.8 p.p. below the September level. Gross public debt reached 58.5% of GDP in the same period.

For the year ended December 31, 2013 we reported consolidated net of R$5.8 billion, a 6.5% increase as compared to R$5.5 billion in 2012. Total assets for the year ended December 31, 2013 reached R$ 455,053 million, a 7,2% increase from R$422,608 million in 2012. Total stockholders’ equity reached R$83,337 million and the adjusted return on average stockholders’ equity was 10.9% in 2013.

Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank was 19.2% as of December 31, 2013.

As of December 31, 2013 our credit portfolio grew 7.3% and reached R$226,206 million compared to R$210,741 million in December 31, 2012.

The following table shows a managerial breakdown of our credit portfolio by client category at the dates indicated.

	For the year ended December 31,			Change, at December 31, 2013 vs. December 31, 2012
	2013	2012	2011	R$ million	%
	(in millions of R$)
Individuals	74,441	70,277	63,413	4,164	5.9
Consumer finance	28,692	29,566	30,459	(874)	(3.0)
Small and Medium Enterprises(1)	38,930	40,118	33,538	(1,188)	(3.0)
Large Corporations(2)	84,143	70,780	66,774	13,363	18.9
Total	226,206	210,741	194,184	15,465	7.3

(1)     Companies with annual gross revenues of up to R$80 million.

(2)     Companies with annual gross revenues exceeding R$80 million, including our global corporate clients.

Our total funding was R$308,395 million on December 31, 2013 an increase of 6,5% as compared to R$289,601 million on December 31, 2012,

2012

Economic activity showed a slight recovery during the fourth quarter. Overall GDP growth in 3Q12 (last data available) increased to 0.9% in comparison to the third quarter of 2011, from 0.5% in the second quarter of 2012. Investments showed a 5.6% year-over-year contraction in the period, whereas household consumption expanded a modest but solid 3.4% in the same basis of comparison. Once again, the industrial sector showed the worst performance, with a 1.0% decline in its production from the levels seen one year ago. This dynamic reflects the continued strength of income and employment domestically, contrasting with the weaker global environment.

Consumer prices, as measured by the IPCA, reached 5.84% in 2012, above the level observed in September (5.28%). Service prices continue to exert pressure on inflation, driven by increasing labor costs. Meanwhile, the prices of durable goods contributed to mitigate inflationary pressures, favored by the disinflationary impact of the tax breaks currently in place for cars and other goods.

In this context of weaker economic activity and inflation within the target, the Central Bank finished with its policy of easing monetary conditions (-500 bps), bringing the target overnight rate (Selic) to 7.25% p.a., the lowest level of the historical series. In compass with that, bank lending rates have continued to decline, with the average lending rate to individuals reaching 34.6% p.a. in December, also a historical low.

Outstanding credit advanced 16.2% from previous year levels, reaching R$ 2.3 trillion, which corresponds to 53.5% of GDP, the highest level ever. Growth in housing financing remains as the highlight, posting a 38.2% year-over-year growth in the same period.

Weaker global conditions have been weighing on Brazilian exports, which have contracted by 5.3% in 2012 versus the same period of the previous year. Imports also declined mildly by 1.4% in the same period, reflecting a weaker currency and slower domestic demand. As a result, the trade surplus in 2012 declined from US$ 29.8 billion to US$ 19.5 billion. Nevertheless, the current account deficit remained relatively stable around US$ 50 billion in the 12 months through December, with the contraction of remittance of profits and dividends offsetting the poorer trade results. On the financing side, foreign direct investment flows (US$ 65.3 billion) continue to largely exceed the current account deficit. The exchange rate closed the fourth quarter at R$ 2.04/US$.

On the fiscal side, the various tax breaks announced by the government to stimulate the economy, in conjunction with the lower economic activity, led to weaker tax collection and consequently a narrowing primary surplus in the public sector, which reached 2.25% of GDP in the 12 months through November. Nevertheless, declining interest rates have kept the public sector borrowing requirements relatively unchanged at 2.7% of GDP over the same period. The net public sector debt reached 35.2% of GDP by end-November.

For the year ended December 31, 2012 we reported consolidated net of R$5.5 billion, a 29.1% decrease as compared to R$7.5  billion in 2011. Total assets for the year ended December 31, 2012 reached R$ 422,608 million, a 5.5% increase from R$400,579 million in 2011. Total stockholders’ equity reached R$79,921 million and the adjusted return on average stockholders’ equity was 10,8% in 2013.

Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank was 20.8% as of December 31, 2012.

As of December 31, 2012 our credit portfolio grew 8.5% and reached R$210,741 million compared to R$194,184 million in December 31, 2012.

Our total funding was R$289,601 million on December 31, 2012 an increase of 5.1% as compared to R$275,499 million on December 31, 2011.

2011

The Brazilian economy showed signs of moderate economic activity during the second half of 2011. Third quarter GDP growth, reported in December, slowed down, dropping from 3.3% in 2Q11 (compared to 2Q10) to 2.1% in 3Q11 (compared to 3Q10), reflecting the combination of weaker global demand and the delayed effects of the monetary tightening between April 2010 and mid-2011. The deceleration was particularly sharp in industrial production, which remained weak throughout the year. Domestic demand also recorded a downturn, but remained stronger than industrial activity, sustained by continuous gains in employment and income.

Inflation has been declining as a result of the economic slowdown, but remains a source of concern. The 12-month IPCA consumer price index declined from the peak reached in the third quarter to close the year at 6.50%, in line with the upper limit of the inflation target (4.5% +/- 2 p.p.), mainly impacted by service prices, which increased by 9.0%, fueled by rising labor costs. Wholesale prices, on the other hand, have been posting a milder increase, influenced by the decline in international commodity prices.

The worsening international scenario, combined with the relative decline in inflation, and the risks it brings to the Brazilian economy, reflected in the monetary measures taken by the Central Bank: the target Selic rate was reduced to 11% p.a. in December and a few of the macroprudential measures adopted in 2010 were partially undone in order to stimulate credit expansion. The outstanding credit provided by the financial system surpassed R$ 2 trillion by end of 2011 (49.1% of GDP), representing a 19% year-over-year growth. Growth in mortgage (44.5% year-over-year) continues to outpace other lending products. Delinquency increased to 5.5% in December from 5.3% at the end of the third quarter.

Despite the unfavorable international scenario, Brazil recorded a robust trade surplus of US$29.8 billion in 2011, almost 50% higher than the US$20.3 billion posted in 2010. In spite of the second-half slowdown, commodity prices, on average, remained higher than in the previous year and were chiefly responsible for the 27% growth in exports. Imports increased by 25%, reflecting the expansion of domestic demand. Net expenses with services and income also increased in the last months of the year when compared to the same period in 2010. As a result, the 12-month current account deficit widened, closing 2011 at US$51.9 billion (2.1% of GDP).

Foreign Direct Investment remained strong in the last months of 2011, despite the crisis, and totaled US$66.7 billion in 2011, more than offsetting the current account deficit. The turbulence in the international markets seem to have partially affected other sources of external financing – such as portfolio investment and some types of external loans –, but overall the access to international financing remains sufficient to fund Brazil’s external needs. International reserves ended 2011 at US$ 352 billion, representing a comfortable buffer against the international crisis. Nevertheless, the deterioration in the external scenario has kept the real under some pressure, with the currency closing the year at R$ 1.88/US$.

Higher tax revenues and a tighter control on the expenditures have enabled the public sector to deliver a primary surplus equivalent to 3.3% of GDP in the twelve months through November 2011 – running above the 3% of GDP target for the year. Considering the interest payments on the public debt, the public sector borrowing requirements reached 2.4% of the GDP in the same period. The fiscal effort, combined with the lower interest rates and the favorable effect of the currency weakening (given that the public sector is currently a net creditor in foreign currency), have led the net public sector debt to 36.6% of GDP by end-November (compared to 38.8% in November 2010, down 2.2 p.p. in 12 months). The good performance of the fiscal accounts further reinforces the positive view on the Brazilian economy, which has been able to endure the turbulence from the international crisis with no substantial risks of fiscal or balance-of-payments problems, at the same time it preserved a robust, albeit milder, pace of economic growth.

For the year ended December 31, 2011 we reported consolidated net of R$7.5 billion. As at December 31, 2011, our total assets reached R$ 400,579. As at the same date, our total stockholders’ equity reached R$77,117 million and the adjusted return on average stockholders’ equity was 16.3%.

Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank was 24.8% as of December 31, 2011.  As of December 31, 2011 our credit portfolio  reached R$194,184 million. Our total funding reached R$275,499 million on December 31, 2011.

b.            Capital structure and possibility of redemption of shares or stocks, indicating:

(i)            events of redemption

(ii)          redemption amount calculation formula

Capital Structure

On December 2013, our capital stock is R$62,828 million, fully paid-in and divided into 399,044,116,905 shares, all nominative, in book-entry form and without par value. Under our by-laws, we may increase our capital stock up to our authorized limit, irrespective of any amendments to our by-laws, upon a resolution of our board of directors, and through the issue of up to 500 billion new shares, provided that the total number of preferred shares cannot exceed 50.0% of the total number of our outstanding shares. Our capital stock is recorded in the financial statements in the amount of R$62,828 million, net of IPO expenses incurred in 2009 in the amount of R$193million as required by IFRS, Any capital increase in excess of this limit requires approval by our shareholders.

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2013:

	2013
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S,L, (1)	61,351	28.8%	51,154	27.5%	112,505	28.2%
Sterrebeeck B,V, (1)	99,527	46.8%	86,492	46.5%	186,019	46.6%
Santander Insurance Holding (1)	207	0.1%	-	0.0%	207	0.1%
Qatar Holding, LLC	10,805	5.1%	9,823	5.3%	20,628	5.1%
Employees	154	0.1%	141	0.1%	295	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	39,776	18.7%	37,664	20.2%	77,440	19.5%
Total	211,820		185,274		397,094
Treasury shares	1,021	0.4%	929	0.4%	1,950	0.4%
Total	212,842	100.0%	186,202	100.0%	399,044	100.0%

Regulatory Capital – Basel Ratio

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their  risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015, And the minimum Regulatory Capital requirement of Tier I is 5.5% from October 1, 2013 to December 31, 2014, The minimum Principal Capital requirement of 4.5% from October 1, 2013,

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II, These rules were repealed by Resolution 4,192/2013 and 4,278/2013 which took effect since1st October 2013, And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements  (PR), Tier I and Principal Capital, These resolution states that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments, Index is calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
Millions of Reais	2013	2012	2011

Tier I Regulatory Capital	63,595	65,213	64,760
Principal Capital	63,595	-	-
Tier II Regulatory Capital	2,701	5,070	6,642
Regulatory Capital (Tier I and II)	66,296	70,283	71,402
Required Regulatory Capital	37,936	37,131	31,702
Portion of Credit Risk (2)	34,200	32,410	28,761
Market Risk Portions (3)	2,048	2,951	1,219
Operational Risk Portion	1,689	1,770	1,721
Basel I Ratio	18,4	-	-
Basel Principal Capital	18,4	-	-
Basel (4)	19,2%	20,8%	24,8%

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital, Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation, On December 31, 2013 and 2012 Banco Santander classifies for said index,

c.             Ability to pay in relation to financial commitments:

The Executive Board believes that the Company has financial and equity conditions sufficiently suitable for the payments of their commitments,

The management of the payment ability of the Company is made dynamically by implementing limits and control models, approved and monitored by the Finance Committee, which operates in accordance with the guidelines and procedures established by Santander Spain Group and the Central Bank. The control and management of payments ability are made through the analysis of positions of cash flow, structural liquidity and simulations of potential losses of funds in stress scenarios. It also devised a plan for funding requirements that takes into consideration the best structuring of funding sources to achieve diversification in terms of salaries, instruments and markets, in addition to contingency plans. These controls, added to maintaining a margin of minimum liquidity, assure sufficient resources to meet customer deposits and other liabilities, lending and financing to customers, meeting its own needs for working capital and investment, and coping with possible risks related to liquidity crises.

Santander Brazil actively manages the risks inherent to the activity of the commercial bank, such as structural risks of interest rates, liquidity and exchange rates. The goal of financial management is to make the net interest income from trading activities more stable and recurrent, maintaining adequate levels of liquidity and solvency. The financial management also assesses the structural interest rate risks derived from differences between the maturity dates, and review of assets and liabilities in each currency that Santander Brazil operates.

The following table shows the gaps between pricing dates of financial assets and liabilities with different maturity dates, as of December 31, 2013 (liquidity position):

							2013 Millions of Reais
	On Demand	Up to 3 Months	3 to12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	38,921	11,778	1,015	-	-	-	51,714
Debt instruments	-	2,754	6,310	21,340	22,820	14,680	67,904
Equity instruments	3,000	-	-	-	-	-	3,000
Loans and amounts due from credit institutions	7,491	28,071	478	1,073	1,492	7,438	46,043
Loans and advances to customer, gross	9,039	62,080	58,200	54,892	13,728	14,796	212,734
Total	58,450	104,684	66,003	77,305	38,039	36,914	381,395

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions	324	9,668	14,162	7,027	1,566	1,285	34,032
Customer deposits	49,261	49,288	26,569	59,896	14,907	234	200,156
Marketable debt securities	-	13,057	21,314	25,335	5,393	202	65,301
Subordinated liabilities	-	509	1,861	6,233	303	-	8,906
Other financial liabilities	128	20,242	448	28	145	315	21,306
Total	49,714	92,764	64,355	98,518	22,313	2,037	329,701

 (*) Not including derivative financial instruments.

The following table show the assets and liabilities by national and foreign currency, on December 31, 2012, 2011, and 2010 (currency position):

	National	Foreign	2013	2012	2011
Millions of Reais	Currency	Currency	Total
Assets:
Cash and reserves with the Central Bank	51.618	96	51.714	55.535	65.938
Debt instruments	65.665	2.239	67.904	70.085	68.891
Equity instruments	-	3.000	3.000	2.632	2.131
Loans and other securities with credit institutions	35.829	10.383	46.212	29.993	19.751
Loans and advances to clients, gross	203.358	22.848	226.206	210.741	194.184
	356.470	38.566	395.036	368.986	350.896
Total
Liabilities:
Financial liabilities at amortized cost:
Deposit from the Central Bank and credit institutions	16.242	17.790	34.032	35.074	51.527
Deposits from clients	198.525	1.630	200.156	188.595	174.474
Obligations for bonds and securities	50.738	14.563	65.301	54.012	38.590
Subordinated debts	8.906	-	8.906	11.919	10.908
Other financial liabilities	21.306	-	21.306	17.376	15.952
Total	295.717	33.983	329.701	306.976	291.452

Difference (assets and liabilities)	60.753	4.583	65.335	62.010	59.444

 (*) Not including derivative financial instruments.

Information related to sensitivity analysis of trading and banking portfolios generated by corporate systems of risk management is available in subsections 10.2 (b) and (c).

d. funding sources for working capital and for investment in non-current assets, as used:

Described in subsection 10.1 (g).

e. funding sources for working capital and for investments in non-current assets aimed to be used for covering liquidity shortages,

Described in subsection 10.1 (f).

f. indebtedness levels and their features, further describing:

(i) relevant loan and credit facility agreements;

(ii) other long-term relations with financial institutions;

(iii) Subordination levels as between such debts:

(iv) Any restrictions imposed on Santander Brazil, especially in relation to indebtedness thresholds, commitment to new debts, dividends distribution, sale of assets, issue of new securities, and transfer of shareholding control:

The main sources of funds from Santander Brazil are local deposits as cash deposits, savings deposits, and time deposits, in line with other Brazilian banks, and money market funding - securities issued by it and bonds of the Federal Government under repurchase agreements (“repurchase agreements”).

Santander Brazil also has deposits with credit institutions related to export and import prepayment credit facilities, raised from foreign bankers, for use in foreign exchange transactions, relating to discounting of export bills and exports and imports prepayments, and obligations for transfers of the country – official institutions in accordance with the operating policies of BNDES.

The structures of the obligations on December 31, 2013, 2012 and 2011, of Santander Brazil, are described below:

Millions of Reais	2013	2012	2011
Deposit from the Central Bank and Credit Institutions	34,032	35,074	51,527
Cash Deposit (1)	251	48	134
Term Deposit (2)	30,510	26,077	27,023
Repurchase Agreement	3,271	8,949	24,371
Deposits from clients	200,156	188,595	174,474
Current Accounts (1)	15,585	13,585	13,561
Savings accounts	33,589	26,857	23,293
Term Deposit	81,351	84,586	83,942
Repurchase Agreement	69,631	63,566	53,678
Obligations for bonds and securities	65,301	54,012	38,590
Real Estate Credit Bills - LCI (3)	17,077	11,237	8,550
Eurobonds and other bonds	15,903	13,050	6,540
Financial Bills (5)	28,222	25,320	19,926
Securitization Bonds - MT100 (6)	2,247	2,236	2,153
Letters of Agribusiness Credit - LCA (4)	1,682	2,008	1,341
Debentures (7)	168	161	81
Subordinated debts	8,906	11,919	10,908
Other financial liabilities	21,306	17,376	15,952

Total	329,701	306,976	291,452

(1) Non-interest bearing accounts.

(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

(3) Real Estate Credit Notes are fixed income securities pegged  by mortgages and mortgage-backed securities or liens on property, On December 31, 2013, have maturities between 2014 to 2020.

(4) Agribusiness credit notes are fixed income securities in which resources are allocated to the promotion of agribusiness, indexed between 85,0% to 100,0% of CDI, On December 31, 2013, have maturities between 2014 to 2020.

(5) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount, On December 31, 2013, have a maturity between 2014 to 2025.

(6)  Issuance of securities linked to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(7) Debentures issued by the Santos Energia Participações S,A, in April 2013, with remuneration indexed to CDI + 1,60% p,a, maturing on April 12, 2014.

Santander Brazil has issuances of debt bonds in the local market through (i) letters of credit for agribusiness, freely negotiable letters of credit representing an unconditional promise of payment in cash, issued exclusively by financial institutions and related to credit rights originated from transactions conducted between farmers and their cooperatives and representatives of agribusiness production chain; (ii) letters of credit for real estate, relating to credit rights arising from real estate transactions; and (iii) bank notes, and long-term, nominative, transferable and freely negotiable credit bonds.

Eurobonds and Securitization Notes – MT100

External issuances of securities denominated in foreign currency include bonds and other securities (Eurobonds and Structured Notes) and securitization bonds – securitization transactions involving the sale of rights, titles and interests in some of our payment rights to certain money orders denominated in foreign currency (the sale of such rights of diversified payments is made to a specific purpose company, which finances its purchases through the issuance of bonds).

The following table shows the detailed composition of Eurobonds and other securities:

				Interest rate (p,a)
	Issuance	Maturity	Currency		2013	2012	2011

Eurobonds	mar-11	mar-14	US$	Libor + 2,1%	2,813,498	2,452,473	2,252,536
Eurobonds	apr and nov-10	apr-15	US$	4,5%	1,971,183	1,740,005	1,617,341
Eurobonds	jan and jun-11	jan-16	US$	4,3%	2,005,381	1,741,878	1,608,424
Eurobonds	nov-05	nov-13	R$	17,1%	-	333,182	333,182
Eurobonds	jun-11	dec-14	CHF	3,1%	395,378	335,749	300,803
Eurobonds	feb and sep-12	feb-17	US$	4,6%	3,210,407	2,806,547	-
Eurobonds (2)	apr-12	apr-16	CHF	3,3%	404,185	343,275	-
Eurobonds (2)	mar-13	apr-18	US$	4,5% a 8,4% (1)	786,587	-	-
Eurobonds (2)	mar and may-13	mar-16	US$	8,0%	1,283,821	-	-
Eurobonds (2)	jun-13	jun-15	CHF	1,1%	332,147	-	-
Others					2,700,789	3,296,811	427,479
Total					15,903,376	13,049,920	6,539,765

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 to the October, 17, 2017 equal 8.4% p,a, and October, 18, 2017 the April 17, 2018 equal 7.0% p.a,.

(2) Includes R$2,423 (12/31/2012 - R$820) in cash flow hedge operations, being R$1,283 indexed in Reais, R$983 indexed on foreign currency - Swiss Franc (12/31/2012 - R$679), R$97 in Chilean Peso (12/31/2012 - R$91) and R$58 in Iuan (12/31/2012 - R$49), and R$332 for market risk hedge operations indexed to foreign currency - Swiss Franc.

The composition of “Securitization Notes – MT100” is as follows:

Millions of Reais	Issuance	Maturity	Currency	Interest rates (p,a,)	2013	2012	2011

Série 2008-1 (1)	May - 08	March – 15	US$	6,2%	151	213	265
Série 2008-2 (1) (2)	August - 08	September – 17	US$	Libor (6 mese) + 0,8%	940	821	753
Série 2009-1 (1)	August - 09	September – 14	US$	Libor (6 months) + 2,1%	41	70	94
Série 2009-2 (1)	August - 09	September – 19	US$	6,3%	105	104	95
Série 2010-1 (1)	December – 10	March – 16	US$	Libor (6 months) + 1,5%	421	514	472
Série 2011-1 (1) (3)	May - 11	March – 18	US$	4,2%	237	207	190
Série 2011-2 (1) (4)	May - 11	March - 16	US$	Libor (6 months) + 1,4%	353	308	283
Total					2,247	2,236	2,153
(1) With charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March, 2015 (the period of this series was extended by three years in August, 2011).
(3) The principal will be paid semiannually in 9 installments from March 2014.
(4) The principal will be paid semiannually in 5 installments from March 2014.

Subordinated CDB

Santander Brazil uses subordinated debt bonds in its funding structure, represented by securities issued according to the Central Bank rules, which are used as Reference Equity (Tier 2) for calculating the operating limits, including Subordinated Certificates of Deposit, certificates of deposit issued by Santander Brazil in local market on various issuances, the interest rates adjusted by CDI or IPCA.

The following table shows the detailed composition of subordinated debt:

				Interest	2013	2012	2011
	Issuance	Maturity (1)	Amount	Rate	Total	Total	Total
Subordinated CDB	jun-06	jul-16	R$1,500	105,0% CDI	3,307	3,049	2,801
Subordinated CDB	oct-06	sept-16	R$850	104,5% CDI	1,788	1,649	1,516
Subordinated CDB	jul-07	jul-14	R$885	104,5% CDI	1,685	1,554	1,428
Subordinated CDB	jul-06 to oct-06	jul-16 and jul-18	R$447	104,5% CDI	971	895	823
Subordinated CDB	jan-07	jan-14	R$250	104,5% CDI	509	469	431
Subordinated CDB	may-08 to jun-08	may-13 to may-18	R$283	CDI (2)	102	462	423
Subordinated CDB	may-08 to jun-08	may-13 to jun-18	R$268	IPCA (3)	368	494	432
Subordinated CDB	nov-08	nov-14	R$100	120,5% CDI	177	161	146
Subordinated CDB	aug-07	aug-13	R$300	100,0% CDI + 0,4%	-	525	482
Subordinated CDB	apr-08	apr-13	R$600	100,0% CDI + 1,3%	-	1,011	921
Subordinated CDB	apr-08	apr-13	R$555	100,0% CDI + 1,0%	-	929	849
Subordinated CDB	jan-07	jan-13	R$300	104,0% CDI	-	561	516
Subordinated CDB	feb-08	feb-13	R$85	IPCA +7,9%	-	160	140
Total					8,906	11,919	10,908

g. limits of application of financings already obtained:

Santander Brazil does not have limits of application of financings already obtained.

h.0 material changes per item of the financial statements:

Assets and Liabilities

Millions of Reais

Assets	2013	2012	Changes	2011	Changes
			2013X2012		2012X2011

Cash and Balances With The Brazilian Central Bank	51,714	55,535	-6.90%	65,938	-15.80%
Financial Assets Held For Trading	30,219	31,638	-4.50%	29,901	5.80%
Other Financial Assets At Fair Value Through Profit Or Loss	1,298	1,228	5.70%	665	84.60%
Available-For-Sale Financial Assets	46,287	44,149	4.80%	44,608	-1.00%
Loans and Receivables	258,778	226,957	14.00%	202,757	11.90%
Hedging Derivatives	323	156	106.70%	81	93.50%
Non-Current Assets Held For Sale	275	166	65.80%	132	25.20%
Investments in Associates and Joint Ventures	1,064	472	125.30%	422	11.80%
Tax Assets	22,060	21,497	2.60%	17,017	26.30%
Other Assets	5,085	5,601	-9.20%	4,803	16.60%
Tangible Assets	6,886	5,938	16.00%	5,008	18.60%
Intangible Assets	29,064	29,271	-0.70%	29,245	0.10%
Total Assets	453,053	422,608	7.20%	400,579	5.50%
Liabilities and Stocksholders' Equity
Financial Liabilities Held For Trading	13,554	5,352	153.30%	5,047	6.00%
Financial Liabilities at Amortized Cost	329,701	306,976	7.40%	291,452	5.30%
Hedging Derivatives	629	282	123.40%	36	-
Provisions	10,892	12,775	-14.70%	11,358	12.50%
Tax Liabilities	11,693	13,784	-15.20%	11,876	16.10%
Other Liabilities	4,928	4,303	14.50%	3,928	9.50%
Total Liabilities	371,397	343,472	8.10%	323,697	6.10%

Stockholders' Equity	83,340	79,921	4.30%	77,117	3.60%

Other Comprehensive Income	-1,973	-1,022	93.00%	-254	302.30%
Non - Controlling Interests	289	237	21.90%	19	-

Total Stockholders' Equity	81,655	79,136	3.20%	76,882	2.90%
Total Liabilities and Stockholders' Equity	453,053	422,608	7.20%	400,579	5.50%

The following are the main changes in balance sheet accounts of 2013, 2012 and 2011.

The total assets of Santander Brazil reached on December 31, 2013, R$453,053 million, an increase of 7.2% compared to 2012, the total assets reached R$422,608 million, 5.5% higher than the year ended December 31, 2011, in the amount of R$400,579 million.

The loan portfolio, without endorsements and sureties, totaled R$226,206 million at December 31, 2013, an increase of 7.3% compared to R$210,741 on December 31, 2012 and an increase of 8.5% compared with the balance of R$194,184 on December 31, 2011. The Corporate segment was the highlight, an increase of 11% when comparing the 2013 and 2012. When comparing the years 2012 and 2011, the highlights are the portfolios of Individuals and Corporate, with growth of 10.8% and 10.6%, respectively.

On December 31, 2013, total deposits reached R$234,188 million, representing 51.7% of total liabilities. On December 31, 2012, total deposits amounted to R$223,669 million, representing 52.9% of total liabilities. On December 31, 2011, total deposits amounted to R$226,001 million, representing 56.4% of total liabilities. The Time deposits represented on December 31, 2013, 2012 and 2011 respectively, 47.8%, 49.5% and 49.1% of total deposits.

The deposits at December 31, 2013 increased by 4.7% over the same period last year, primarily by growth of 22.1% in funding through demand deposits. The deposits at December 31, 2012 decreased 1.0% compared to the same period last year, primarily by growth of 9.5% in funding through demand deposits, offset by a 7.1% decline in deposits with repurchase agreements.

Consolidated stockholders' equity totaled R$81,655 million at December 31, 2013, amounted to R$79,136 million at end-2012 and R$76,882 million at the same date in 2011, with growth of 3.2% from December 31, 2013 compared to 2012 and 2.9% from December 31, 2012 compared to the same period in 2011. The variation between years is due primarily to income, partially offset by the proposed dividends and interest on capital approved by the Board of Directors, and the variation of other comprehensive income.

Income

	2013	2012	Changes 2013X2012	2011	Changes 2012X2011
Interest Net Income	28,479	31,587	-9.8%	27,796	13.6%
Income from equity instruments	81	94	-13.3%	94	0.1%
Income from companies accounted for by the equity method	91	73	24.6%	54	35.2%
Fee and commission income	10,742	9,611	11.8%	8,629	11.4%
Fee and commission expense	(2,641)	(2,001)	32.0%	(1,429)	40.0%
Gains (losses) on financial assets and liabilities (net)	(1,146)	(548)	109.0%	(134)	309.4%
Exchange differences (net)	551	378	45.8%	(121)	-
Other operating income (expense)	(445)	(623)	-28.6%	(378)	65.1%
Total Income	35,713	38,570	-7.4%	34,510	11.8%
Administrative expenses	(13,850)	(13,773)	0.6%	(12,783)	7.7%
Depreciation and amortization	(1,252)	(1,201)	4.3%	(1,000)	20.0%
Provisions (net)	(2,693)	(2,057)	30.9%	(2,985)	-31.1%
Impairment losses on financial assets (net)	(14,118)	(16,476)	-14.3%	(9,382)	75.6%
Impairment losses on other assets (net)	(345)	(38)	-	(39)	-0.7%
Gains (losses) on disposal of assets not classified as non-current assets held for sale	460	501	-8.2%	5	-
Gains (losses) on non-current assets held for sale not classified as discontinued operations	104	(52)	-298.3%	447	-111.7%
Operating Profit Before Tax	4,018	5,475	-26.6%	8,774	-37.6%
Income taxes	(234)	(37)	-	(1,101)	-96.6%
Operations Profit Continuing	3,785	5,438	-30.4%	7,673	-29.1%
Operations discontinued	2,063	55	-	74	-
Consolidated Profit for the Year	5,848	5,493	6.5%	7,747	-29.1%

Comments on the principal changes in income statement for the years 2013, 2012 and 2011 is shown in item 10.2.a

10.2        Operating and Financial Result

10.2        Officers should comment on:

a. results of operations, in particular:

i. description of any major revenue components

ii. factors that materially affected the operating results:

Results of Operations for the year ended December 31, 2013 Compared to the year ended December 31, 2012

On December 17, 2013, we concluded the sale of our asset management business by way of disposal of all shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (“DTVM”), a company controlled by us. The asset management activities then performed by DTVM were segregated into a new asset manager created for that purpose. The purchase price was R$2,243 million, generating a post-tax capital gain of R$1,205 million (after deducting costs).

We will remain as the administrator of the funds and in charge of distribution activities, receiving remuneration in line with market practices. The transaction is part of a worldwide partnership between Santander Spain and two of the world’s leading private equity companies, Warburg Pincus and General Atlantic.

 Due to the sale of the Asset Management business, we reviewed our business segmentation and concluded that it would be more appropriate to merge both segments with the Commercial Banking segment. This change was reflected retrospectively on the periods reported on this form.

Highlights

For the year ended December 31, 2013, we reported a consolidated net income of R$5.8 billion, a 6.5% increase as compared to 2012. Impairment losses on financial assets decreased 14.3%, or R$2.4billion, to R$14.1 billion for the year ended December 31, 2013 as compared to R$16.5 billion for the year ended December 31 2012, as a consequence of decreases in delinquency rates during 2013.

Changes in our default rates were in line with the general trend of decreasing default reates in the financial system, particularly as observed among private banks, which started in 2012 and lasted throughout 2013, as observed by a decreased in our delinquency rate of loans past due over 90 days from 7.6% in December 2012 to 6.2% in December 2013 (a decrease of 1.4 percentage points).

The coverage ratio was 97.3% in December 2013, a 9.9 percentage point increase as compared to 87.4% in December 2012.

Our total loan portfolio increased by 7.3% from R$210.7 billion on December 31, 2012 to R$226.2 billion on December 31, 2013. Loans to individuals and corporate customers presented the strongest growth, with increases of R$4,163 million and R$13,363 million, respectively, during the year ended December 31, 2013 compared to 2012. Growth in lending to individuals was driven by an increase of 30.3% in mortgage loans and 5.8% in credit cards. The growth in lending to corporate customers of 18.9% was positivilly impacted by the exchange rate variation.

Deposits from Brazilian Central Bank and deposits from credit intitutions plus customer deposits increased by 4.7.% to R$234,2 billion on December 31, 2013 from R$223,7 billion on December 31, 2012.

Our efficiency ratio was 38.8% in December 2013, a 3.1 percentage point increased from 35.7% in December 2012.

Our Basel capital adequacy ratio, in accordance with the Brazilian Central Bank was 19.2% as of December 31, 2013.

Results of Operations

The following table shows the main components of our net income for 2013 and 2012.

	For the year ended December 31
	2013	2012	% Change	Change
	(in millions of R$, except percentages)
Net interest income	28,479	31,587	(9.8)%	(3,108)
Income from equity instruments	81	94	(13.3)%	(12)
Income from companies accounted for by the equity method	91	73	24.6%	18
Net fee and commissions	8,100	7,610	6.4%	491
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(595)	(170)	n.d.	(425)
Other operating income (expenses)	(445)	(623)	(28.6)%	179
Total income	35,713	38,570	(7.4)%	(2,858)
Administrative expenses	(13,850)	(13,773)	0.6%	(78)
Depreciation and amortization	(1,252)	(1,201)	4.3%	(51)
Provisions (net)	(2,693)	(2,057)	30.9%	(636)
Impairment losses on financial assets (net):	(14,118)	(16,476)	(14.3)%	2,358
Impairment losses on other assets (net)	(345)	(38)	n.d.	(306)
Other non-financial gains/losses	563	449	25.5%	115
Operating profit before tax	4,018	5,475	(26.6)%	(1,457)
Income taxes	(234)	(37)	n.d.	(197)
Net profit from continuing operations	3,785	5,438	(30.4)%	(1,653)
Discontinued operations	2,063	55	n.d.	2,008
Consolidated Profit for the Year	5,848	5,493	6.5%	355

Our consolidated  profit for the year ended December 31, 2013 was R$5,8 billion, a 6.5%, increase as compared to 2012.

This variation in our consolidated profit for the year was mainly due to:

A decrease of 14.3%, or R$2,358 million, in impairment losses on financial assets (net) for the year ended December 31, 2013 compared to the year ended December 31, 2012, mainly as a consequence of the improvement in the quality of our credit portfolio.

An increase of R$2,008 million, in discontinued operations for the year ended December 31, 2013 compared to the year ended December 31, 2012, principally due to gains of the sale of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários.

These increases were offset by:

A 9.8% or R$3,108 million, decrease in net interest income for the year ended December 31, 2013 as compared to the year ended December 31, 2012 mainly due to lower average spreads, which are mainly explained by a greater share of products within our credit portfolio with lower spreads and lower risk.

A 30.9% or R$636 million, increase in net provisions for the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was mainly due to R$988 million in expenses to establish a fund to cover the impact of projects aimed at improving operational productivity and efficiency, partially offset by gains of R$568 million related to the installment program and cash payment of tax and social security debts.

Net Interest Income

Net interest income for the year ended December 31, 2013 was R$28,479 million, a 9.8%, or R$3,108 million, decrease from R$31,587 million for the year ended December 31, 2012. Revenues from lending activities decreased R$2,212 million or 9.2% during the year mainly explained by the increased share of  products in the credit portfolio with lower spreads and lower credit risk.

Average total earning assets in 2013 were R$358.9 billion, a 7.7% or R$26 million increase from R$333.2 billion in 2012. The principal drivers of this increase were an increase of R$22.0 billion in average of loans and amounts due from credit institutions  and loans and advances to customers. Net yield (the net interest income divided by average earning assets) was 8.0% in 2013, a decrease of 1.5 percentage points compared to 9.5% in 2012.

Average total interest bearing liabilities in 2013 were R$287.4 billion, an 8.3% or R$22 billion increase from R$265.3 billion in 2012. The main driver of this growth was an increase of R$12 billion in marketable debt securities and R$15 billion in customer deposits, partially offset by a R$4 billion in deposits from credit institutions.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2013 was 6.4%, 1.5 percentage point lower than in 2012, which was 7.9%.

Income from Equity Instruments

Income from Equity Instruments for the year ended December 31, 2013 totaled R$81 million a 13.3%, decrease from R$94 million for the year ended December 31, 2012.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method for the year ended December 31, 2013 was R$91 million, a R$18 million increase from R$73 million for the year ended December 31, 2012. This increase principally reflects an increase in the results of Tecnologia Bancária S.A. and Webmotors S.A.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2013 reached R$8,100 million, a 6.4%, or R$491 million, increase from R$7,610 million for the year ended December 31, 2012. This increase was mainly due to an increase in commissions from credit and debit cards and an increase in commissions for Insurance and capitalization products.

Revenues from credit and debit cards totaled R$1,940 million for the year ended December 31, 2013, an increase of 18.3% compared to the year ended December 31, 2012, mainly due to the increase in credit card volume transactions and higher revenues from merchant acquiring services. Our credit card base increased 7.6% and our debit card base increased 11.1% for the year ended December, 31, 2013, both reaching a total of 53,2 million issued card.

Revenues from insurance and capitalization products totaled R$1,978 million for the year ended December 31, 2013, a 21.2% increase compared to the year ended December 31, 2012. This increase was primarily due to life and personal accident insurance products business growth.

 The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2013 and 2012:

	For the year ended December 31
	2013	2012	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,423	2,545	(4.8)%	(123)
Receiving Services	652	581	12.2%	71
Insurance and Capitalization	1,978	1,631	21.2%	347
Asset Management and Pension Funds	999	1,089	(8.3)%	(90)
Credit and debit cards	1,940	1,640	18.3%	300
Capital markets	416	398	4.4%	18
Trade finance	393	336	16.9%	57
Tax on services	(374)	(353)	6.0%	(21)
Others	(326)	(258)	26.1%	(68)
Total	8,100	7,610	6.4%	491

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences for the year ended December 31, 2013 were losses of R$595 million, a R$425 million increase from losses of R$170 million for the year ended December 31, 2012. This variation is due to  higher expenses related to derivative instruments used to hedge the impact of exchange rate variation on our foreign branches (for further information see item 5. Operating and Financial Review and Prospects-A. Operating Results – Other Factors Affecting Our Financial Condition and Results of Operations), partially offset by income of R$208 million from market activities.

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2013 was an expense of R$445 million, a decrease of R$179 million compared to an expense of R$623 million for the year ended December 31, 2012.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2013 were R$13,850 million, an R$78 million increase compared to expenses of R$13,773 million for the year ended December 31, 2012.

Personnel expenses decreased R$41 million for the year ended December 31, 2013, due principally to lower labor indemnities expenses partially offset by  the impact of our collective bargaining agreement

	For the year ended December 31
	2013	2012	% Change	Change
	(in millions of R$, except percentages)
Salaries	4,315	4,304	0.3%	11
Social security	1,169	1,177	(0.6)%	(8)
Benefits	1,051	1,112	(5.5)%	(61)
Training	135	141	(3.9)%	(6)
Others	376	353	6.5%	23
Total	7,046	7,086	(0.6)%	(41)

Other administrative expenses increased R$118 million from R$6,686 million for the year ended December 31, 2012 to R$6,805 million for the year ended December 31, 2013. The increase was primarily due to higher expenses from specialized and technical services, property, fixtures and supplies partially offset by other administrative expenses.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, reached 38.8% in the year ended December 31, 2013, as compared to 35.7% for the year ended December 31, 2012.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31,
	2013	2012	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,991	1,719	15.8%	272
Property, fixtures and supplies	1,248	1,171	6.6%	77
Technology and systems	1,110	1,075	3.3%	35
Advertising	461	499	(7.5)%	(37)
Communications	573	573	(0.1)%	(0)
Per diems and travel expenses	171	174	(1.9)%	(3)
Surveillance and cash courier services	570	564	1.1%	6
Other administrative expenses	681	912	(25.3)%	(231)
Total	6,805	6,686	1.8%	118

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2013 was R$1,252 million, a R$51 million increase from R$1,201 million for the year ended December 31, 2012, principally due to the amortization of our technological systems.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,693 million for the year ended December 31, 2013, an increase of R$636 million compared to R$2,057 million for the year ended December 31, 2012. This increase was mainly due to R$988 million expenses of the constitution of a fund to cover the impact of projects aimed at improving operational productivity and efficiency, partially offset by gains of R$568 million related to the installment program and cash payment of tax and social security debts.

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$18.6 billion at December 31, 2013, or 7.8% compared to the year-end 2012, while non-performing assets decreased 12.7%, or R$2 billion. The default rate had a decrease of 130 basis points in 2013, compared to the same period of the prior year. The net expenses from the allowances for credit losses in 2013 decreased 15.6% compared to 2012 (R$16,5 billion), accounting for R$13,9 billion at December 31, 2013.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2013 and December 31, 2012.

	At December 31,
	2013	2012
	(in millions of R$, except percentages)
Computable credit risk(1)	257,420	238,807
Nonperforming assets	14,022	16,057
Allowances for credit losses	13,641	14,042
Ratios
Non-performing assets to computable credit risk	5.4%	6.7%
Coverage ratio(2)	97.3%	87.3%
Net Expenses	(13,900)	(16,476)
Other financial instruments not meansured at fair value	(218)	-
Total net expenses	(14,118)	(16,476)

(1)           Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)           Allowances for credit losses as a percentage of nonperforming assets.

The following chart shows our nonperforming assets to credit risk ratio from the fourth quarter of 2012 through the fourth quarter of 2013:

Impaired Assets by Type of Customer

The following table shows our nonperforming assets by type of loan at December 31, 2013 and December 31, 2012.

	At December 31,
	2013	2012
	(in millions of R$)

Commercial, financial and industrial	6,410	6,157
Real estate – mortgage	316	283
Installment loans to individuals	7,167	9,368
Financial Leasing	129	249
Total	14,022	16,057

Commercial, financial and industrial

Non-performing assets in the portfolio of commercial, financial and industrial loans amounted to R$ 6,410 million at December 31, 2013, an increase of R$ 253 million or 4.1% compared to the same period last year.

The increase in non-performing assets in this portfolio was mainly caused by the slowdown in the Brazilian economy, whose GDP of 2.3%  in 2013 was below initial expectations.

In 2013 the Brazilian economy was negatively impacted by the measures adopted by the Brazilian government, during the year. The Brazilian Central Bank increased the base interest rate (the SELIC rate) from 7.25% at December 31, 2012 to 10.0% at December 31, 2013 in response to inflation fears observed in the first half of the year and also to mitigate the devaluation of the Brazilian currency as a consequence of the uncertainties in the international financial markets caused by policy measures in the European and North American economy.

Trends observed in 2013 were consistent with the trend observed in 2012 and 2011, when the government measures aimed to control inflation also led to increases in production costs and adversely affected the ability of our industrial customers to honor their debts.

Despite the increase in non-performing assets, there has been a reduction in default rates since the second quarter of 2013. This behavior was mainly due to the measures adopted by the Bank in late 2012, primarily related to the reassessment of limits for loans with higher level of collateral requirements and to the review of collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts. These and other actions in 2013 helped improve the quality of this credit portfolio.

Real estate

Non-performing assets in the real estate lending portfolio totaled R$316 million at December 31, 2013, an increase of R$33 million or 11.6% compared to 2012.

The increase in non-performing assets was primarily due to the growth of this credit portfolio, which grew by 27.1% in 2013. Notwithstanding the increase in non-performing assets, the default rate in the real estate lending portfolio reached 1.24% at December 31, 2013 a decrease of 19 basis points compared to December 31, 2012.

In general, the decrease in default rate was mainly due to the improvement in the quality of this loan portfolio, as a consequence of the change in our portfolio mix in late 2012, with higher participation of collateralized mortgage loans, which we consider a strategic product due to the lower risk of default.

Installment loans to individuals

Non-performing assets in the installment loans to individuals lending portfolio totaled R$7,167 million at December 31,2013, with a reduction of 23.5%, or R$2,201 million compared to 2012.

The decrease in non-performing assets reflects the measures adopted by the Bank in late 2012 to manage default rates in this portfolio, which included the adaptation of credit limits for new customers, the development of new loan models with "predictive scoring" enhancements and recovery campaigns to offer to delinquent customers loan terms adjustments to help them meet their payment obligations.

Although the Brazilian economy continues presenting an unfavorable outlook for growth, low unemployment levels and a continued rise in the real income have contributed positively to the reduction in default rates in this portfolio.

Financial Leasing

Non-performing assets in the financial leasing lending portfolio totaled R$129 million at December 31, 2013, with a reduction of 48.2%, or R$120 million compared to the same period last year, primarily due to the reduction in lending this portfolio, in line with the market trend of decreased automobile financing to individuals. This trend was also observed in 2012, when non-performing assets in the financial leasing lending portfolio decreased 38.7%, or R$157 million compared to the same period of 2011.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2013 were losses of R$345 million, mainly due to losses of R$254 million related to impairment of software, due to obsolescence and discontinuity of such systems.

Other non-financial gains/losses

Other nonfinancial gains/losses were gains of R$563 million during the year ended December 31, 2013, a R$115 million increase from gains of R$449 million during the year ended December 31, 2012, mainly due to R$ 290 million related to an increase in Webmotor’s capital and a R$154 million increase in gains related to foreclosed assets, partially offset by lower gains of sale properties to the Real Estate Fund (R$335 million for the year ended December 31, 2013 as compared to R$88 million for the year ended December, 31, 2012).

Income Taxes

Income tax expense includes: income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Income tax expenses reached R$234 million for the year of 2013, a R$197 million increase from R$37 million for the year 2012. There are some relevant permanent differences that impact the tax rate, including: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 23b in the consolidated financial statements.

Discontinued  Operations

Discontinued  Operations include the results and the sale of the Asset Management. Discontinued  operations reached R$2,063 million for the year ended December, 31, 2013, a R$2,008 million increase from R$55 million for the year ended December 31, 2012, principally due to gains of the sale of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários.

Results of Operations for the year ended December 31, 2012 Compared to the year ended December 31, 2011

Highlights

For the year ended December 31, 2012, we reported a consolidated net income of R$5.5 billion, a 29.1% decrease as compared to 2011. Total revenues in 2012 were R$34.8 billion, a 6.8% increase from R$32.6 billion in 2011, mainly driven by an increase in net interest income. Administrative expenses increased by 7.7% year over year.

Our total loan portfolio increased by 8.5% from R$194.2 billion on December 31, 2011 to R$210.7 billion on December 31, 2012. The Individuals and Corporate segments presented the strongest growth, with increases of R$6,864 million and R$10,586 million, respectively, during the year ended December 31, 2013 compared to 2012. The Individuals segment growth was driven mainly due to an increase of 29.9% in renegotiation and 23.0% in mortgage loans. The Corporate segment increased by 10.6% due to the positive effects of the exchange rate variation.

Our delinquency ratio in December 2012 was 6.7%, as compared to 6.0% in December 2011.

The coverage ratio was 87.4% in December 31, 2012, a 1.9 percentage point increase from 85.5% in December 31, 2011.

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits decreased by 1.0%to R$223,7 billion on December 31, 2012 from R$226,0 billion on December 31, 2011.

Our efficiency ratio was 35.7% in December 2012, a 1.3 percentage point decrease from 37.0% in December 2011. This improvement was principally due to the increase in revenue from interest and fees.

Our Basel capital adequacy ratio at December 31, 2012 was 24.8% in accordance with Brazilian Central Bank rules (disregarding the effect of goodwill, the Basel capital adequacy ratio was 20.2%).

Results of Operations

The following table shows the main components of our net income for 2012 and 2011.

	For the year ended December 31
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Net interest income	31,587	27,796	13.6%	3,791
Income from equity instruments	94	94	0.1%	0
Income from companies accounted for by the equity method	73	54	35.2%	19
Net fee and commissions	7,610	7,199	5.7%	410
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(170)	(255)	(33.3)%	85
Other operating income (expenses)	(623)	(378)	65.1%	(246)
Total income	38,570	34,510	11.8%	4,060
Administrative expenses	(13,773)	(12,783)	7.7%	(990)
Depreciation and amortization	(1,201)	(1,000)	20.0%	(200)
Provisions (net)	(2,057)	(2,985)	(31.1)%	929
Impairment losses on financial assets (net):	(16,476)	(9,382)	75.6%	(7,094)
Impairment losses on other assets (net)	(38)	(39)	(0.7)%	0
Other non-financial gains/losses	449	452	(0.7)%	(3)
Operating profit before tax	5,475	8,774	(37.6)%	(3,299)
Income taxes	(37)	(1,101)	(96.6)%	1,064
Net profit from continuing operations	5,438	7,673	(29.1)%	(2,235)
Discontinued operations	55	74	(25.5)%	(19)
Consolidated Profit for the Year	5,493	7,747	(29.1)%	(2,254)

Consolidated Profit for the year ended December 31, 2012 was R$5.5 billion, a 29.1%, or R$2.2 billion, decrease from R$7.7 billion for the year ended December 31, 2011.

This variation was mainly due to:

A 13.6%, or R$3,791 million, increase in net interest income for the year ended December 31, 2012 compared to the year ended December 31, 2011, mainly due to an increase of R$3.1 billion in revenues from lending activities, driven by loans to individuals and SME customers.

An increase of 5.7%, or R$410 million, in net fee and commission income for the year ended December 31, 2012 compared to the year ended December 31, 2011, principally due to: (1) an increase in revenues from credit and debit cards, which mainly reflects the increase in fees from our merchant acquiring services, and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in both the credit card base and product penetration and; (2) an increase in revenues from banking fees due to growth of our customer base. These increases were partially offset by a decrease in commissions from trade finance operations.

Income taxes declined by R$1,064 million in the year ended December 31, 2012, compared to the year ended December 31, 2011. Income tax expense includes: Income tax, social contribution, PIS and COFINS(which are social contributions due on some revenues net of some expenses). There are some relevant permanent differences that impact the tax rate: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad.

A decrease of R$929 million in provisions for the year ended December 31, 2012. Provisions principally include provisions for tax, civil, and labor contingencies. The decrease was primarily due to our efforts and initiatives to normalize contingency levels, especially contingencies for labor claims.

These increases were offset by:

An increase of 7.7% or R$990 million in administrative expenses for the year ended December 31, 2012 as compared to the year ended December 31, 2011 mainly due to labor cost increases tied to inflation, and the continuous expansion of our branch network, with the addition of 52 new branches in 2012.

An increase of 75.6%, or R$7,094 million, in impairment losses on financial assets for the year ended December 31, 2012 as compared to the year ended December 31 2011. Following the evolution of default rate on the financial system, especially private banks, which began in 2011 and lasted throughout 2012, we were also affected by this trend, and our default rate changed from 6.0% in December 2011 to 6.7% in December 2012 (an increase of 170 basis points). For individuals, this increase in the default rate was primarily due to the rising level of indebtedness of households (an average increase of 22.0% in the period from January 2012 to October 2012, according to surveys by the Brazilian Central Bank). For corporations, the rise in the level of default rate reflects the lower pace of economic growth and changes in the portfolio mix, principally, a higher share of SMEs in the portfolio.

Net Interest Income

Net interest income for the year ended December 31, 2012 was R$31,587 million, a 13.6%, or R$3,791 million, increase from R$27,796 million for the year ended December 31, 2011. Revenues from lending activities increased R$3,137 million or 14.9% during the year due to a 14.5% or R$24,894 million, increase in the average credit portfolio volume, driven by increased lending to individuals and SMEs. For further information on loan portfolio, see Item 3. Key Information—Selected Statistical Information—Loan Portfolio.

Average total earning assets in 2012 were R$333.2 billion, a 2.9% or R$9.5 billion increase from R$323.7 billion in 2011. The principal drivers of this increase were an increase of R$24.0 billion in average of loans and advances to customers, partially offset by a decrease of R$15.1 billion in equity instruments. Net yield (the quotient of net interest income divided by average earning assets) was 9.5% in 2012, an increase of 0.9 percentage points compared to 8.6% in 2011.

Average total interest bearing liabilities in 2012 were R$265.3 billion, an 8.5% or R$20.9 billion increase from R$244.4 billion in 2011. The main driver of this growth was an increase of R$16.3 billion in marketable debt securities and R$7 billion in customer deposits, partially offset by R$3.2 billion in deposits from credit institutions.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2012 was 7.9%, 1.6 percentage point higher than in 2011, which was 6.3%.

Income from Equity Instruments

Income from Equity Instruments for the year ended December 31, 2012 totaled R$94.0 million, which was stable in comparison to 2011.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method for the year ended December 31, 2012 was R$73 million, a R$19 million increase from R$54 million for the year ended December 31, 2011. This increase principally reflects an increase in the results of Companhia de Crédito, Financiamento e Investimento RCI Brasil, partially offset by lower results from Companhia de Arrendamento Mercantil RCI Brasil.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2012 reached R$7,610 million, a 5.7%, or R$410 million, increase from R$7,199 million for the year ended December 31, 2011. This increase was mainly due to an increase in commissions from credit and debit cards and from banking fees.

Revenues from credit and debit cards totaled R$1,640 million for the year ended December 31, 2012, an increase of 26.3% compared to the year ended December 31, 2011. This increase was primarily due to the increase in fees as a result of the growth of our merchant acquiring services and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in our credit card base and in product penetration. In 2012, total financial transaction volume increased 22.3% compared to 2011. Our credit card base increased 17.5% and our debit card base increased 15.4% in 2012, reaching a total of 33.8 million issued cards.

Commissions from banking fees were R$2,545 million for the year ended December 31, 2012, a 3.2% increase compared to the year ended December 31, 2011, representing 33.4% of total commissions during the period. This variation is mainly due to an increase in our customer base.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2012 and 2011:

	For the year ended December 31
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,545	2,466	3.2%	80
Receiving Services	581	517	12.5%	64
Insurance and Capitalization	1,631	1,536	6.2%	96
Asset Management and Pension Funds	1,089	1,057	3.0%	32
Credit and debit cards	1,640	1,298	26.3%	342
Capital markets	398	419	(4.9)%	(20)
Trade finance	336	401	(16.2)%	(65)
Tax on services	(353)	(357)	(1.3)%	5
Others	(258)	(136)	90.3%	(123)
Total	7,610	7,199	5.7%	410

Gains/losses on Financial Assets and Liabilities (net) Plus Exchange Differences(net)

Gains/losses on financial assets and liabilities (net) plus exchange differences (net) for the year ended December 31, 2012 were losses of R$170 million, a R$85 million decrease from losses of R$255 million for the year ended December 31, 2011. This variation is mainly due to lower expenses of R$132 million from derivatives transactions including our results of hedging on investments abroad – ( See item 5.  Operating and Financial Review and Prospects-A. Operating Results – Other Factors Affecting Our Financial Condition and Results of Operations) and higher gains of R$141 million in trading activities, partially offset by lower results of R$164 million from market making activities

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2012 was an expense of R$623 million, an increase of R$246 million compared to an expense of R$378 million for the year ended December 31, 2011, mainly due to the sale of Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros to Zurich in 2011.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2012 were R$13,773 million, an R$990 million increase compared to expenses of R$12,783 million in the year ended December 31, 2011, mainly due to labor cost increases tied to inflation, and the continuous expansion of our branch network, with the addition of 52 new branches in 2012.

Salaries, benefits and social security expenses increased R$479 million in 2012, due principally, to the impact of salary increases tied to inflation under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).

The following table sets forth personnel expenses for each of the periods indicated:

	For the year ended December 31
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Salaries	4,304	4,179	3.0%	124
Social security	1,177	1,077	9.3%	100
Benefits	1,112	864	28.7%	248
Training	141	116	21.6%	25
Others	353	372	(5.1)%	(19)
Total	7,086	6,607	7.2%	479

Other administrative expenses increased R$511 million from R$6,175 million for the year ended December 31, 2011 to R$6,686 million for the year ended December 31, 2012. The increase was primarily due to specialized and technical services, data processing, new points of sale and growth in our customer base, which generally leads to increased spending on infrastructure and services.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, reached 35.7% in the year ended December 31, 2012, as compared to 37.0% for the year ended December 31, 2011.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,719	1,562	10.0%	156
Property, fixtures and supplies	1,171	1,087	7.7%	84
Technology and systems	1,075	1,006	6.8%	69
Advertising	499	493	1.2%	6
Communications	573	566	1.3%	8
Per diems and travel expenses	174	174	0.3%	1
Surveillance and cash courier services	564	521	8.1%	42
Other administrative expenses	912	766	19.0%	146
Total	6,686	6,175	8.3%	511

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2012 was R$1,201 million, a R$200 million increase from R$1,000 million for the year ended December 31, 2011, principally due to the amortization of our technological systems and branch network expansion.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,057 million for the year ended December 31, 2012, a decrease of R$929 million compared to R$2,985 million for the year ended December 31, 2011. This decrease was mainly due to lower provisions for contingencies, primarily due to our efforts and initiatives to normalize our contingency levels, especially contingencies for labor claims.

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$22,048 million at December 31, 2012, or 10.2% compared to the year ended December 31, 2011, while non-performing assets increased 22.8%, or R$2,984 million. The default rate had an increase of 70 basis points in 2012 compared to the same period of the prior year. Net expenses from the allowances for credit losses in 2012 increased 75.6% compared to 2011 (R$7,094 million), and were R$16,476 million at December 31, 2012.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2012 and December 31, 2011.

	At December 31,
	2012	2011
	(in millions of R$, except percentages)
Computable credit risk(1)	238,804	216,756
Non-performing assets	16,057	13,073
Allowances for nonperforming assets	14,042	11,180
Ratios
Non-performing assets to computable credit risk	6.7%	6.0%
Coverage ratio(2)	87.4%	85.5%
Net Expenses	(16,476)	(9,382)
Other financial instruments not meansured at fair value	-	-
Total net expenses	(16,476)	(9,382)

(1)           Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)           Allowances for credit losses as a percentage of non-performing assets.

The following chart shows our nonperforming assets to credit risk ratio (not including guarantees and documentary credits) from the fourth quarter of 2011 through the fourth quarter of 2012:

Impaired Assets by Type of Customer

The following table shows our non-performing assets by type of loan at December 31, 2012 and December 31, 2011.

	At December 31,
	2012	2011
	(in millions of R$)

Commercial, financial and industrial	6,157	4,775
Real estate – mortgage	283	172
Installment loans to individuals	9,368	7,720
Financial Leasing	249	406
Total	16,057	13,073

Commercial, financial and industrial

Non-performing assets in the commercial, financial and industrial loan portfolio on December 31, 2012, increased 28.9% compared to December 31, 2011, mainly due to unfavorable economic conditions as a result of  the slowdown of Brazilian economy. According to data from the Brazilian Central Bank, Brazilian GDP grew  by just 0.9% in 2012, compared to 1.0% in 2011.

During the year, the Brazilian government adopted a series of measures to boost the economy, such as roads and railways concessions, increased hiring credits, tax incentives in important sectors of the economy, including the automobile industry and construction industry, among others. In addition, the Brazilian Central Bank reduced the SELIC throughout the year until October, 2012, when it reached the lowest level ever recorded. In November, the Brazilian Central Bank decided to maintain the SELIC rate at 7.25%.

Despite measures taken by the Brazilian government to stimulate the economy, our industrial clients continued to be negatively affected by unfavorable international markets, as a result of ongoing fiscal crises in Europe and the United States. These factors contributed to weak export performance and increased production costs for these clients, which were not fully reflected in their product pricing, and reduced their profitability and capacity to service their debt obligations. This was a continuation of the trend we observed in 2011.

Real estate – mortgage

Non-performing assets in the real estate – mortgage lending portfolio increased 64.5%, or R$111 million to R$283 million at December 31, 2012, compared to R$172 million at December 31, 2011, mainly due to growth in lending in this portfolio as more Brazilian consumers have begun funding home purchases through financing. Compared to the previous year, in 2012 the average default rate of the product remains stable at the same level observed in 2011.

Installment loans to individuals

Non-performing assets in the installment loans to individuals lending portfolio increased 21.3%, or R$1,648 million to R$9,368 million at December 31, 2012 compared to R$7,720 million at December 31, 2011, driven primarily by a high level of household debt of Brazilian families combined with inflation which reached 5.8% in the year (as measured by the IPCA, the consumer price index), which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or PD (the probability of the borrower failing to meet its principal and/or interest payment obligations.), used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2012 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described, which therefore requires a lower level of provisioning.

Financial Leasing

Non-performing assets in the financial leasing lending portfolio decreased 38.7%, or R$157 million to R$249 million at December 31, 2012, compared to R$406 million in 2011, primarily due to the reduction in this lending portfolio, in line with the trend in the market of decreased automobile financing to individuals. According to the Brazilian Central Bank, at December 31, 2012, the lease financing portfolio for the financial system  decreased 48.9% compared with 2011.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2012 were losses of R$38 million, practically the same level of losses of R$39 million for year ended December 31, 2011.

Other non-financial gains/losses

Other nonfinancial gains/losses were gains of R$449 million during the year ended December 31, 2012, a R$3 million decrease from gains of R$452 million during the year ended December 31, 2011.

Income Taxes

Income tax expense includes: Income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Income tax expenses reached R$37 million for 2012, a R$1,064 million decrease from R$1,101 million for 2011. There are some relevant permanent differences that impact the tax rate: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 23b in the consolidated financial statements.

Discontinued  Operations

Discontinued Operations include the results of the Asset Management business that was sold on December 17, 2013. Discontinued  operations reached R$55 million for the year ended December, 31, 2012, a R$19 million decrease from R$74 million for the year ended December 31, 2012.

(b)           Revenue variations due to changes in prices, exchange rates, inflation, changes in volume and introduction of new products and services; and

(c)           Impact of inflation, changes in prices of key inputs and products, exchange rate and interest rate, on operating and financial results of the Company.

Because we are a bank with operations in Brazil, the majority of our revenues, expenses, assets and liabilities are directly linked to interest rates. Thus, our operating results and financial condition are significantly affected by inflation, by fluctuations in interest rates, and by monetary policies enacted by the government, all of which could have a material adverse effect on the growth of the Brazilian economy, our loan portfolios, our cost of funding, and our revenues from credit operations.

Interest Rates

Since the implementation of an inflation target framework in 1999, local interest rates have been on a downward trend. The SELIC was lowered from 45.00% per annum in 1999 to 13.75% in 2008, shortly before the 2008/2009 financial crisis began. The global financial crisis led to further reductions of the SELIC, which reached 8.75% in 2009 (its lowest historical level until then). The reduction in the SELIC contributed significantly to the economic recovery in Brazil. The normalization of local liquidity conditions and inflationary pressure in 2010 led the Brazilian Central Bank to raise rates by 375 basis points between April 2010 and July 2011, when the SELIC reached 12.50%. Nevertheless, the persistence of uncertainty in international markets and the first signs of slowdown in domestic activity led the Brazilian Central Bank to resume monetary easing in August 2011. Thus, the SELIC rate was cut by 525 basis point between August 2011 and December 2012. On October 10, 2012 the SELIC reached an annual rate of 7.25%, the lowest level in history. In 2013, the Brazilian Central Bank began a monetary tightening cycle due to rising inflation in the 6% range, the  depreciation of the real, and a perception of the recovery of certain economic activity. The SELIC rate was increased by 275 basis points, reaching 10% on November 27, 2013 at the last monetary policy committee meeting of the year, the effective rate as of December 31, 2013.

The following table shows the minimum, maximum and average SELIC rate since 2009, as declared by the Central Bank:

Year	Low	High(1)	Average (2)	End of period

2009	8.75	12.75	9.92	8.75
2010	8.75	10.75	10.00	10.75
2011	11.00	12.50	11.71	11.00
2012	7.25	10.50	8.46	7.25
2013	7.25	10.50	8.44	10.00

(1)                 Highest month-end rate.

(2)                 Average of month-end rates during the period

Our assets are predominantly fixed rate and our liabilities predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2013, a 100 basis point increase in the yield curve would have resulted in R$383 million decline in the net interest income over a one-year period.

Credit Volume

Credit volume in Brazil has increased significantly since 2004, mainly driven by lower inflation, decreasing interest rates and consistent economic growth. The worldwide financial crisis temporarily affected the credit growth rates in late 2008 and early 2009. The monetary stimulus implemented by the Brazilian Central Bank as well as the  intensive expansion of public-owned banks on credit supply have led to a recovery already in 2009, and intensified in 2010. Between 2010 and 2011, the outstanding credit increased 20% on average, the household debt burden was 20.2% in this same period, and in the end of 2011 the non-performance loans of individuals was 7.7%. In 2012, with the economic activity slowdown, the household debt burden climbed to 22.5%, and the non-performance loans of individuals rose to 8.0%, which resulted in deceleration of outstanding credit annual growth to 16.4%. The slowdown of credit growth continued through 2013, even with a remarkable expansion of credit supply by stated-owned banks. The total outstanding credit increased 14.7% in 2013. Non-performance loans of individuals decreased to 6.7%, as well as the household debt burden receded to 21.6% in the end of the year.

The total outstanding credit ratio-to-GDP has increased from 34.2% in December 2007 to 56.1% in December 2013. Although this is one of the highest levels ever achieved by Brazil, it is still low compared to other economies.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2013, we recorded foreign exchange gains of R$551 million. In 2012, we recorded foreign exchange gains of R$378 million, and in 2011, we recorded foreign exchange losses of R$121 million as a result of the effect of the variation of the U.S. dollar against the real on our assets and liabilities position in U.S. dollar denominated instruments during the year. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net)”.

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Most recently, the real was R$1.566 per US$1.00 in August 2008. Primarily as a result of the crisis in the global financial markets, the real  depreciated 31.9% against the U.S. dollar, and reached R$2.337 per U.S.$1.00 at year end 2008. In 2009 and 2010, the real  appreciated against the U.S. dollar and reached R$1.666 per U.S.$1.00 crisis,at year end 2010. During 2011 the real depreciated and on December 31st, 2011 the exchange rate was R$1.876 per U.S.$1.00.  During 2012 and 2013, the real continued to depreciate and on December 31, 2013, the exchange rate was R$2.343 per US$1.00.

Inflation

The adoption of inflation targeting in 1999 resulted in a significant reduction in inflation rates in Brazil (measured by the IPCA, Consumer Price Index, the official inflation rate provided by the IBGE). In recent years, inflation has been oscillating around the target, which is set by the National Monetary Council. The target has been set at 4.5% since 2005 with a tolerance interval of 2 percentage points above and below this target.

The 2008 global financial crisis contributed to contain inflation in 2009, however the domestic demand recovery and commodity price increases contributed to an inflation increase to 5.9% in 2010. In 2011, consumer price inflation climbed to 6.5%, driven by a 9% increase in service prices, and through 2012, consumer price inflation showed a mild reduction to 5.8%, mainly due to the impact of tax reduction on durable goods prices. The inflation rate was 5.91% in 2013, well above the inflation target of 4.5%, due to inflation for services around 9%, the food inflation, partially offset by the very low inflation of regulated prices, such as urban transport fares and electricity and telecommunication tariffs.

Hedging in Foreign Investments

We operate a branch in the Cayman Islands and a subsidiary named Santander Brasil Establecimiento Financiero de Credito, EFC (“Santander EFC”) (an independent wholly-owned subsidiary in Spain) which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments is nontaxable. This tax treatment results in volatility in the income tax line on our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses depending of any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements.

10.3        Occurred and expected events with material effects on the financial statements:

10.3        Officers should discuss the material effects that the following events may have caused or are expected to cause on the financial statements of the Company and its results:

a.                   introduction or disposal of operating segment:

On December 17, 2013, was held the sale of Asset Management operations and disposal of all Santander Brasil Asset's shares, that up to September 2013 was allocated on Asset Management and Insurance segment. The gains/losses with the sale of Asset Management , thus the gains/losses of Santander Brasil Asset are recorded in "Discontinued Operations" on Commercial Banking segment, according to IFRS 5. With the sale of the Asset Management segment, would be more appropriate to its merger with the Commercial Banking segment.

b.            constitution, acquisition or disposal of equity interest:

Sale of the Investment Fund Management and Managed Portfolio Operations

On December 17, 2013, we concluded the sale of our asset management business, by way of disposal of all shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (“DTVM”), a company controlled by us. The asset management activities then performed by DTVM were segregated into a new asset manager created for that purpose. The purchase price was R$2,243 million, generating a post-tax capital gain of R$1,205 million (after deducting costs).

We will remain as the administrator of the funds and in charge of distribution activities, receiving remuneration in line with market practices. The transaction is part of a worldwide partnership between Santander Spain and two of the world’s leading private equity companies, Warburg Pincus and General Atlantic.

Sale of Zurich Santander Brasil Seguros e Previdência S.A. (the new corporate name of Santander Seguros S.A.)

On October 5, 2011, we concluded the sale of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly by Zurich Santander Brasil Seguros S.A. (the new corporate name of Santander Brasil Seguros S.A.) to the following companies: (i) Zurich Santander Insurance America S.L. (Zurich Santander), a holding company based in Spain that was 51% held (fifty one percent) by Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% held (forty nine percent) by Santander Spain, and  (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS). On June 8, 2012 SUSEP approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Spain), S.L., a holding company based in Spain that is 100% held by Zurich Santander and currently the owner of the shares initially transferred to Zurich Santander.

This closing effected the transfer (i) by us to Zurich Santander of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A. and (ii) payment of the preliminary purchase sale price to us, amounting to a net of R$2,741,102 thousands (received on October 5,2011). On May 10, 2013 the final purchase price was defined by the parties in the amount of R$ 2,744,990 thousands, resulting in a price reduction in the aggregate amount of R$ 6,567,142 thousands. On September 3, 2013, we concluded the offering of preemptive rights to shareholders, in accordance with Article 253 of Brazilian Corporate Law.

The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463 thousands, are primarily composed of R$21,551,422 thousands in debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL/VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amount to R$22,349,428 thousands, main, represented by R$21,278,718 thousands in liabilities for securities agreements relating to technical provision for insurance operations and pension plans. The gain recognized in this operation was R$424,292 thousands, recorded as a result of our disposal of non-current assets held for sale that were not classified as discontinued operations.

This transaction fits into the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander of all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, we exclusively distribute these insurance products over the next 25 years through our branch network, with the exception of automobile insurance that is not included in the scope of the transaction. As a result of these contracts, we receive a relative payment equivalent to that received before the transaction. The operation aims to promote and strengthen our activities in the insurance market, providing a greater range of products, reaching classes of customers not currently being reached and leveraging our distribution capabilities.

c.             unusual events or operations:

In 2013, the Bank and its subsidiaries entered into a amnesty e program for taxes and social security debts established by Law 12.865/13 (Articles 17 and 39).

The main case included in the program is the lawsuit claiming the application of Law 9.718/98 for Banco ABN Amro Real, succeeded by Banco Santander. This lawsuit comprehend PIS and COFINS social contributions from September 2006 to April 2009, this case had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9.718/98. Other administrative and judicial proceedings were also included this program.

The accounting effects in all the cases included in the program, were registered in the moment at the of adhesion the program. As a result, contingent tax liabilities were paid in the amount of R$2,054 million, through payment of R$1,390 million and the conversion judicial deposits of R$155 million. The gain recorded on the income statements is R$505 million before taxes.

10.4        Material changes in accounting practices; exceptions and emphases contained in the auditor's opinion:

10.4        Officers should comment on:

a.                   Material changes in accounting practices:

In 2013

Adoption to Amendments to IAS 19 - Employee Benefits (mandatory for reporting periods beginning on or after January 1, 2013), in accordance with IAS 8, these amendments entail a change of accounting policy and, accordingly, they must be applied retrospectively as from January 1, 2013, by adjusting the opening balances of Equity for the earliest period presented as if the new accounting policy had always been applied.

In 2012

As of July 2012, Santander Brazil has adopted changes issued by IASB in June 16, 2011 in IAS 1 on the "Presentation of Items of Other Comprehensive Results", The changes under IAS 1 are the result of a joint project with the Financial Accounting Standards Board (FASB) and provide guidance on the presentation of items contained in the statement of comprehensive results and their respective classification,

In 2011

In 2011 there, were no material changes in accounting practices prepared in accordance with IFRS.

b.                   material effects of changes in accounting practices:

In 2013

These amendments to IAS 19, eliminated the "Corridor" approach under which entities were able to opt for deffered recognition of a given portion of actuarial gains and losses, by establishing that all actuarial gains and losses must be recognized immediately in Equity.

The amendments included significants changes in the presentation of cost components, as a result of which the service cost relating to post-employments benefit obligations (past service cost and plan curtailments and settlements) and net interest cost must be recognized in profit or loss and remeasurement component (comprising basically actuarial gains and losses) must be recognized in Equity - Other Comprehensive Income and may not be reclassified to profit or loss, details are described in Note 1.b of our financial statements.

c.                   exceptions and emphases in the auditor's report:

There are no exceptions or emphases in the auditors' reports,

10.5        Key Accounting Policies

10.5        Officers should indicate and comment on key accounting policies adopted by the Company, exploring in particular accounting estimates made by management on uncertain and relevant issues to the description of the financial position and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for testing the recovery of assets and financial bonds,

Estimates Used

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the Bank's management in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities for future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates made in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and consolidated entities in order to quantify certain assets, liabilities, income, expenses and explanatory notes. These estimates, which were made on the basis of the best information available, relate mainly to the following:

                •  Fair value measurement of certain financial instruments are further discussed in note 2-d.

                • Allowance for loan losses are further discussed in note 2-h.

• Impairment losses on certain assets other than loans (including goodwill and other tangible and intangible assets) are further discussed in note 2-m and 2-n.

                • Measurement of goodwill in a business combination are further discussed in note 2-n.

                • The useful life of tangible and intangible assets are further discussed in note 2-m, 2-n and 14.

                • Other assets are further discussed in note 2-k and 2-o.

                • Provisions, contingent assets and liabilities are further discussed in note 2-q.

                • Post-employment benefits are further discussed in note 2-w.

                • Recognition and evaluation of deferred taxes are further discussed in note 2-z.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The main assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

                • Changes in deposit amounts, customer basis and defaults by borrowers;

                • Changes in interest rates;

                • Changes in inflation rates;

                • Government regulation and tax matters;

                • Adverse legal or regulatory disputes or proceedings;

                • Credit, market and other risks of lending and investment activities;

                • Changes in market values of Brazilian securities, particularly Brazilian government securities; and

                • Changes in regional, national and international business and economic conditions.

Accounting Practices

The accounting policies and measurement bases used in preparing the consolidated financial statements were as follows:

Classification of financial instruments

a)                  Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with the Brazilian Central Bank”, “Hedging derivatives” and “Investment in associates”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

                • Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

                • Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognized in "Equity" in the line item "Valuation Adjustment" with the exception of impairment losses, which are recognized in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity - Valuation Adjustments" is reclassified to profit or loss.

                • Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

                • Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

b)                  Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

                • Cash and balances with the Brazilian Central Bank: cash balances and balances receivable on demand relating to deposits with the Brazilian Central Bank.

                • Loans and receivables: includes the balance of loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in banking transactions and services, such as the collection of rentals and similar items.

                •  Loans and amounts due from credit institutions: credit of any nature in the name of credit institutions.

                •  Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, other than those represented by securities, including money market operations through central counterparties.

                • Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

                • Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

                • Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

                • Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

                • Investments in associates: includes the investments in the share capital of associates.

c)            Classification of financial liabilities for measurement purposes

 Financial liabilities are classified for measurement purposes into one of the following categories:

                • Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the short term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the direct sale of financial assets purchased under resale agreements or borrowed (“Short positions”).

                • Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Bank is provided on that basis to the Bank’s key management personnel.

                • Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the abovementioned categories which arise from the funding-taking activities carried on by financial institutions.

d) Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

                • Deposits from the Brazilian Central Bank: deposits of any nature received from the Brazilian Central Bank.

                • Deposits from credit institutions: deposits of any nature, including Borrowings and Onlendings and money market funding received from credit institutions.

                • Customer deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from customer.

                • Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

                • Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

                • Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

                • Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

                • Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

                • Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

Measurement of financial assets and liabilities and recognition of fair value changes

a)Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation tecnique. In estimated the fair value of an asset or an liability, the bank takes into account the charactheristics of the asset or liability if market participants would take those characheristics into account when pricing the asset and liability at measurement date.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements and securities loans and derivatives.

b)Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

c) Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

✓  Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

✓  Level 2: The information that is not included in Level 1 that is observable for the asset or liability either directly or indirectly. Level 2 generally includes internal models to estimate the price, in this case are used observable inputs in active markets.

✓  Level 3:  Records financial assets and liabilities which are not used observable market data to make the measurement.

Impairment of financial assets

a)Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments the following factors are taken into account:

                • All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

                • The various types of risk to which each instrument is subject; and

                • The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduce the exposure to credit risk, are based on an individual basis or grouped by similarity.

                • Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

                • Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. The credits related to customers standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans.  Loans are either individually evaluated for impairment or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by using statistical models that consider the following factors:

• Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

• Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

• In addition, prior to charging off past due loans (which is only done after the Bank have completed all recovery efforts), is composed fully provision the remaining balance of the loan so our allowance for loan losses fully cover the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

b)Debt or equity instruments classified as available for sale

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income

When there is objective evidence that the aforementioned differences are due to a  permanent loss, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses considered as permanent relating to an investment in equity instruments are not reversed in subsequent periods.

c)                   Equity instruments measured at cost

The amount of impairment losses on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses of recoverable amounts are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may be impaired (carrying amount exceeds its recoverable amount either for use or sale). The assessment of property is done through reports prepared by independent companies.

Once a reduction in the impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Bank recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software are developed internally. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is recognized only when the amount of the consideration of the investee acquired exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of assets of the acquired entity that can not be individually identified and recognized separately.

At the end of each reporting period or whenever there is any indication of impairment, goodwill is reviewed for impairment (impairment test) and, if there is any impairment, the goodwill is written down against Impairment losses on Goodwill and other intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to its carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise it based on their respective fair values at the date of purchase.

In the case of a business combination achieved in stages,  prior interest in the acquiree is measured again at fair value at acquisition date when control of the acquiree is obtained.

ii. Other intangible assets

It is a non-monetary asset without physical substance. It  basically arises from software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. After identifying any reduction in impairment loss, it is adjusted to reach its fair value.

"Measurement of the recoverable amount of other intangible assets - software is made based on the value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

Expenditures for aquisition and development of software are amortized over a maximum period of 5 years.

Provision for contingent assets and liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings  related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements.

Contingent assets are not acounted for , except when there are guarantees or favorable court decisions, with respect to which no appeal is possible, characterizing the gain as virtually certain. Assets with probable success, if any, are only disclosed in the financial statements.

Management believes that the provisions recognized are sufficient to cover losses from judicial and administrative proceedings, and it also believes that, in the aggregate, they will not have significant impacts on results, cash flow or financial condition of the Bank.

Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 42-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 22. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

The adoption of this new accounting policy involves, fundamentally, full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (Statements of Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in"Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately".

Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

10.6        Internal controls covering the financial statements; efficiency and deficiency level; recommendations contained in the auditor's report:

10.6        With respect to internal controls adopted to ensure the preparation of reliable financial statements, officers should comment on:

a.            Efficiency level of such controls, indicating possible flaws and actions taken to correct them:

Based on the evaluation of the effectiveness of controls and procedures performed and supervised on December 31, 2013 by the directors of Santander Brazil, it was concluded that the controls and procedures are effective to ensure the integrity of the information relating to the financial statements published by Santander Brazil, and were in accordance with the requirements of the Public Company Accounting Oversight Board and Section 404 of the Sarbanes-Oxley Act.

The internal control process on financial reporting is designed under the supervision of chief executive of Santander Brazil and key financial managers, directors and other employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The internal control on the financial statements reporting includes the following policies and procedures:

•                     Pertaining to bookkeeping which, in reasonable detail and accuracy, fairly reflect the transactions and dispositions of assets;

•                     Providing reasonable assurance that transactions are recorded as necessary to prepare the financial statements in accordance with generally accepted accounting principles, and that proceeds and expenditures are being made only in accordance with the consent of management and directors; and

•                     Providing reasonable assurance of prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements,

In view of inherent limitations, internal controls on financial reporting may fail to prevent or detect certain flaws, Also, projections of any effectiveness evaluation on future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company has adapted the process of internal control on financial reporting in the strictest international standards and in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission, These guidelines were extended and implemented in the companies of Santander Brazil Group, applying a common methodology to standardize the procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

The Company has a corporate area responsible for implementing and maintaining the internal controls model – SOX (MCI), This model is consolidated by documented information in a single database, called "SOX System", with access to the responsible managers and other authorized users, including auditors, through the intranet or email address.

The system supports the administration in the management of MCI, and document the sub-processes, risks and associated controls, and also to carry out certification by the responsible managers of control activities, sub-processes, procedures, activities and subgroups, which provides comfort as to the financial statements for certification by CEO and Vice CEO of the Company.

Based on this assessment, the Board of Santander Brazil considers that the internal controls for the preparation and issuance of financial reports on December 31, 2013 did not have significant weaknesses,

(b)           Deficiencies and recommendations on internal controls contained in the independent auditor's report:

The detailed review conducted on the effectiveness of the internal control environment of Santander Brazil in 2013, completed in 2014, by the independent auditors (Deloitte Touche Tohmatsu), within the certification process of the Sarbanes-Oxley Act, did not identify significant deficiencies, risks or breaches of relevant laws or regulations,

10.7        Allocation of funds from public offers of distribution, and possible deviations:

10.7        If Santander Brazil has made any public offering of securities, the officers should comment on:

(a)           How the proceeds from the offering were used:

Not applicable for the years 2011, 2012 and 2013,

(b)           If there were any significant deviations between the effective allocation of funds and the allocation proposals disclosed in the prospectus of distribution:

Not applicable,

(c)           In case of deviations, the reasons for such deviations:

Not applicable,

10.8        Relevant items not evinced in the financial statements:

10.8        Officers should describe the relevant items not evinced in the financial statements of the issuer, indicating (at year end):

(a)           assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as:

i. leases, assets and liabilities:

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases. Total future minimum payments of non-cancelable operating leases as of December 31, 2013 is R$2,639 million, of which R$688 million up to 1 year, R$1,628 million from 1 year to up to 5 years and R$323 million after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$2 million monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$714 million.

The rental contracts will be adjusted annually in accordance with applicable laws in force, while the highest percentage is in accordance with IGP-M, It is secured to the tenant the right to terminate the contract unilaterally, at any time, according to contract clauses and current laws.

ii. written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating the respective liabilities:

Not applicable; no off-balance sheet items.

iii. contracts for future purchase and sale of products or services:

Not applicable; no off-balance sheet items.

iv. contracts for unfinished construction works:

Not applicable; no off-balance sheet items.

v. contracts for future financing receivables:

Not applicable; no off-balance sheet items.

(b)           Other items not evinced in the financial statements:

10.9        Comments on items not evinced in the financial statements:

10.9        In relation to each of the items not evinced in the financial statements, as indicated in subsection 10.8, the officers should comment:

(a)           How such items change or may change revenues, expenses, operating income, financial expenses or other items of financial statements:

Items mentioned in subsection 10.8. No further effects to be evinced.

(b)           Nature and purpose of the operation:

Items mentioned in subsection 10.8. No further effects to be evinced.

(c)           Nature and amount of obligations undertaken and rights created in favor of the Company as a result of the operation:

Items mentioned in subsection 10.8. No further effects to be evinced.

10.10     Business Plan

10.10     Officers should indicate and comment on the key elements of the Company's business, specifically the following topics:

a.            Investments, including:

i. quantitative and qualitative description of ongoing and planned investments

ii. sources of investment financing

iii. relevant ongoing divestments planned divestments

Our major capital expenditures consist of investments in information technology, The technology platform we adopted remains focused on our customers and supports our business model, In each of the years 2013, 2012 and 2011, total investments in information technology were BRL 1,014 million, BRL 958 million and BRL 848 million, respectively.

In 2012 and 2013, we continued to enhance our technology platform through investments in systems and technology upgrade of equipment, During this fiscal year, our main project was the building of the new Datacenter, with which we intend to meet the most advanced requirements in terms of Datacenter.

b.            If already disclosed, indicate the acquisition of plants, equipment, patents, or other assets that may materially affect the Company's production capacity:

We completed the construction of our technology, research and data processing facility, in the city of Campinas, state of São Paulo, which is currently undergoing commissioning tests, before being transferred to the control of Produban. The first datacenter of such facility were delivered on May 15, 2013.

c.             New products and services, including:

i.             description of research in progress already disclosed;

ii.            total amounts paid by the Company in research and development for new products or services;

iii.           projects in progress already published;

iv.           total amounts paid by the Company in developing new products or services,

The development of products and services of Santander Brazil generally does not require additional investments to those usually already considered in the annual budget and does not reach a relevant amount in relation to the total administrative expenses.

10.11-Relevant items not evinced in the financial statements:

However, even without a significant amount of investment in 2010, Santander Brazil announced its first action in the market of card electronic transactions acquisition, capture and processing, in partnership with GetNet, a company specializing in this business. Drawing on the entry in this segment, Santander Brazil launched “Santander Integrated Account” – a business aimed to small and medium enterprises, The novelty enables the business unit to have a current account with integrated domicile – which means receiving on a unified basis the credits of MasterCard and Visa – and accept a wide variety of regional cards and selling services, all in one terminal.

The “Santander Integrated Account” has another differential, a special line of credit that allows the business unit to have access to credit operations for working capital. With the entry in the acquisition market, Santander Brazil carries to Brazil its international experience in the segment, where it is one of the world leaders, Currently, the credit and debit card transactions capture and processing machines work with MasterCard and Visa flags. Other brands, however, will be incorporated and may be operated on the same equipment to make the action of the dealer easier and cheaper.

Furthermore, on January 17, 2011, Santander Brazil announced to the market the launching, in partnership with Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S,A, Indústria e Comércio and owner of the use of Esso and Mobil brands in Brazil, in the first quarter of 2011, the Esso Santander credit card, in order to leverage their credit card business through partnerships.

We launched an exclusive network of opportunities for customers of Santander Cards Brazil: Santander Sphere. Through this network, customers have access to daily deals and discounts on selected partners, We also established a partnership with the network of movie theaters, Cinépolis, where customers who make their ticket purchase with our cards pay half. We continue working closely with our account holders with differentiated product offerings developed for their different needs. So we continued the expansion of our customer base, seeking constant improvement in their satisfaction.

We implemented SuperBonus Travel website, a portal that provides a bonus exchange for tickets, lodging, cruises, vacation packages and car rental, and even if the customer does not have enough bonuses to acquire the option of their choice, they can pay the difference through their Santander Brazil card. This is another initiative focused on linking our clients and hence making the Santander Brazil cards the first option of credit card to the customer.

During 2012, we consolidated the acquiring business which is a strong differentiator for customer acquisition in the segment of small and medium enterprises.

Santander Brazil closed in 2012 two trade agreements, one with Sodexho, world leader in services for life quality, and another with Embratec, leader of the fleet supply and maintenance segment. In the trade agreement with Embratec, we put priority focus in their division Ecofrotas.

In addition, Santander Brazil will market the services offered by Sodexho in benefits and incentives, including services Meal Pass, Food Pass, Transportation Pass, as well as light and heavy fleet management service, offered by Ecofrotas. With these agreements, the Santander GetNet POS machines will also accept, as of 2013, Sodexho cards, increasing our market share in segments of bars, restaurants and supermarkets.

As part of our strategy to become the best and most efficient bank in Brazil, we made several improvements, including the improvement of our credit analysis processes, generating greater flexibility and autonomy in our branch network, simplification of documentation processes, thereby accelerating the response to applications for loans with mortgage guarantees and expanding the channels of access to Santander Mobile.

10.11     - Business Plan

10.11     Comment on other factors that have materially affected the operating performance and that have not been identified or discussed in other subsections of this section:

All factors that have materially affected the Company's operating performance have been identified and discussed here in this section; so, there are no further factors to review

EXHIBIT II

PROPOSAL BY MANAGEMENT FOR ALLOCATION OF THE

NET INCOME FOR THE FISCAL YEAR

(As per CVM Instruction No. 481, Article 9, paragraph 1, sub-paragraph II)

1. Inform net income for the fiscal year

The net income for 2013 was R$1,625,558 thousand on the individual and R$2,107,327 on the consolidated financial statements.

The calculation of net income and allocations to reserves, in addition to the amounts of dividends and interest on equity available for distribution, is based on the Company’s individual financial statements prepared according to the BRGAAP, and may differ from the consolidated net income, primarily on account of unrealized results ascertained among the consolidated companies.

2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on equity already declared

At each annual shareholders’ meeting of the Board of Directors should make a recommendation regarding allocation of net income for the preceding year, which will be the subject of approval by the shareholders.

In 2013, the Board of Directors approved the payment of interest on equity to our shareholders amounting to R$300 million and dividends amounting to R$1.144 million, ad referendum of the annual general meeting. These sums were paid on August 29, 2013 and February 26, 2014, as summarized in the table below:

Year 2013	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/27/13	300,000	0.00072005	0.00079205	0.07920550	0.00061204	0.00067325	0.06732467	08/29/13
Intermediary Dividend	09/26/13	144,473	0.00034743	0.00038217	0.03821685	0.00034743	0.00038217	0.03821685	02/26/14
Intermediary Dividend	12/30/13	1,000,000	0.00240606	0.00264666	0.26466650	0.00240606	0.00264666	0.26466650	02/26/14

	Total	1,444,473	0.00347353	0.00382089	0.38208884	0.00336553	0.00370208	0.37020802

3. Inform the percentage of net income for the year distributed

In 2013, 93.54% of Santander Brasil’s net income was distributed following allocations to the legal reserve, as per the individual financial statements prepared in accordance with the Accounting Practices adopted in Brazil (BRGAAP), as set forth in Corporate Law, and the rules of the CMN, the Central Bank and the CVM, as shown below. If we consider the interim dividends allocated in 2013, amounting to R$956 million, the percentage rises to 155.41% of net income.

Description	2013	2012	2011
Net Income (in R$ 000)	1,625,558	3,187,378	3,570,747
Income per share (in R$)
Common Share	0.00407	0.00799	0.00895
Preferred Share	0.00407	0.00799	0.00895

Common Shares (in thousands)	212,841,732	212,841,732	212,841,732
Preferred Shares (in thousands)	186,202,385	186,202,385	186,202,385

4. Inform the total amount and the amount per share of dividends distributed based on net income for previous years.

In 2013, the Board of Directors authorized the payment of dividends out of the Dividend Equalization Reserve in an amount of R$956 million, for subsequent approval at the Annual Sharehoder´s Meeting. This amount was paid on August 29, 2013, and February 26, 2014, as the table below shows in summarized form.

Year 2013	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/27/13	300,000	0.00072005	0.00079205	0.07920550	0.00061204	0.00067325	0.06732467	08/29/13
Intermediary Dividend	09/26/13	144,473	0.00034743	0.00038217	0.03821685	0.00034743	0.00038217	0.03821685	02/26/14
Intermediary Dividend	12/30/13	1,000,000	0.00240606	0.00264666	0.26466650	0.00240606	0.00264666	0.26466650	02/26/14

	Total	1,444,473	0.00347353	0.00382089	0.38208884	0.00336553	0.00370208	0.37020802

5. Inform, net of prepaid dividends and interest on equity already declared:

a. the gross amount of dividends and interest on equity, separately, per each type and class of share

In 2013, interest on equity amounting to R$300 million and dividends amounting to R$1.144 million were paid in advance, as mentioned in section 2 above.  Other than these amounts, no other dividends and/or interest on equity were paid, related to the net income of fiscal year of 2013.

a. form and period of payment of dividends and interest on equity

Not applicable

c. any application of monetary restatement and interest on dividends and interest on equity

Not applicable

d. date of declaration of payment of dividends and interest on equity taken into account for identifying shareholders entitled to receive them

Not applicable

6. In the event there has been declaration of dividends or interest on equity based on income ascertained in half-year balance sheets or in shorter periods

a. inform the amount of dividends or interest on equity already declared

b. inform the respective payment dates

On March 27, 2013 the Board of Directors approved, ad referendum of the annual shareholders’ meeting to be held by April 30, 2014, the executive board’s proposal to declare interest on equity regarding the period from January to March 2013, totaling R$300,000,000.00, equivalent to R$ 0.00072005 per Common Share, R$ 0.00079205 per Preferred Share and R$ 0.07920550 per Unit, which after deducting withholding income tax (IRRF), result in a net amount of R$ 0.00061204 per Common Share, R$ 0.00067325 per Preferred Share and R$ 0.06732467 per Unit, with the exception of immune and/or exempt shareholders. Shareholders registered on the Company’s books at the close of March 27, 2013 were entitled to interest on equity. Thus, as of March 28, 2013 (inclusive), the shares of Santander Brasil were traded “ex-interest on equity”. Interest on equity was paid on August 29, 2013.

On September 26, 2013, the Board of Directors approved, ad referendum of the annual shareholders’ meeting to be held by April 30, 2014, the executive board’s proposal to declare Interim dividends, as per article 37, item III of the Company’s by-laws, based on Equalization Reserve of dividends, amounting to R$144,473,220,52, equivalent to R$ 0.00034743 per Common Share, R$ 0.00038217 per Preferred Share and R$ 0.03821685 per Unit. Shareholders registered on the Company’s books at the close of September 26, 2013 were entitled to the interim dividends approved in the meeting of September 26, 2013. Thus, as of September 27, 2013 (inclusive), the Company’s shares were traded “ex-dividends”. These dividends were paid on February 26, 2014.

On December 30, 2013 the Board of Directors approved, ad referendum of the annual shareholders’ meeting to be held by April 30, 2014, the Executive Board’s proposal regarding declaration of the following revenues:

•         Interim dividends, as per article 37, item III of the Company’s by-laws, based on Equalization Reserve of dividends, amounting to R$285,196,062,83, equivalent to R$0.00068620 per Common Share, R$0.00075482 per Preferred Share and R$ 0.07548184 per Unit.

•         Interim dividends, as per article 37, item II of the Company’s by-laws, based on earnings ascertained in a balance sheet specially drawn up for that purpose on November 30, 2013, amounting to R$714,803,937.17, equivalent to R$0.00171986 per Common Share, R$0.00189185 per Preferred Share and R$ 0.18918465 per Unit.

Shareholders registered on the Company’s books at the close of December 30, 2013 were entitled to the dividends approved in the meeting of December 30, 2013. Thus, as of December 31, 2013 (inclusive), the Company’s shares were traded “ex-dividends”. These dividends were paid on February 26, 2014.Below is a summary of the prepaid dividends and interest on equity paid in 2013:

Year 2013	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/27/13	300,000	0.00072005	0.00079205	0.07920550	0.00061204	0.00067325	0.06732467	08/29/13
Intermediary Dividend	09/26/13	144,473	0.00034743	0.00038217	0.03821685	0.00034743	0.00038217	0.03821685	02/26/14
Intermediary Dividend	12/30/13	1,000,000	0.00240606	0.00264666	0.26466650	0.00240606	0.00264666	0.26466650	02/26/14

	Total	1,444,473	0.00347353	0.00382089	0.38208884	0.00336553	0.00370208	0.37020802

7. Provide a comparative table showing the following amounts per type and class of share:

a. net income for the year and the previous 3 (three) years

The net income for the last 3 years is shown below, as per Santander Brasil’s individual financial statement prepared in accordance with the Brazilian GAAP as set forth in Brazilian Corporate Law and the rules of the National Monetary Council (CMN), the Central Bank of Brazil and the Brazilian Securities Commission (CVM):

Description	2013	2012	2011
Net Income (in R$ 000)	1,625,558	3,187,378	3,570,747
Income per share (in R$)
Common Share	0.00407	0.00799	0.00895
Preferred Share	0.00407	0.00799	0.00895

Common Shares (in thousands)	212,841,732	212,841,732	212,841,732
Preferred Shares (in thousands)	186,202,385	186,202,385	186,202,385

b. dividend and interest on equity distributed in the previous 3 (three) years

Year 2013	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/27/13	300,000	0.00072005	0.00079205	0.07920550	0.00061204	0.00067325	0.06732467	08/29/13
Intermediary Dividend	09/26/13	144,473	0.00034743	0.00038217	0.03821685	0.00034743	0.00038217	0.03821685	02/26/14
Intermediary Dividend	12/30/13	1,000,000	0.00240606	0.00264666	0.26466650	0.00240606	0.00264666	0.26466650	02/26/14

	Total	1,444,473	0.00347353	0.00382089	0.38208884	0.00336553	0.00370208	0.37020802

Year 2012	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/28/12	400,000	0.00096000	0.00105600	0.10560011	0.00081600	0.00089760	0.08976009	08/29/12
Interest on Equity	06/27/12	170,000	0.00040812	0.00044893	0.04489280	0.00034690	0.00038159	0.03815888	08/29/12
Interest on Equity	12/19/12	450,000	0.00108036	0.00118840	0.11883995	0.00091831	0.00101014	0.10101396	02/26/13
Intermediary Dividend	06/27/12	410,000	0.00098428	0.00108271	0.10827087	0.00098428	0.00108271	0.10827087	08/29/12
Intermediary Dividend	09/26/12	498,950	0.00119783	0.00131762	0.13176175	0.00119783	0.00131762	0.13176175	02/26/13
Intermediary Dividend	12/19/12	250,000	0.00060020	0.00066022	0.06602220	0.00060020	0.00066022	0.06602220	02/26/13

	Total	2,178,950	0.00523080	0.00575388	0.57538767	0.00486352	0.00534988	0.53498774

Year 2011	Distribution Date	Gross Amount (Thousands of Reais)	Gross amount per share (in R$)			Net amount per share (in R$)			Payment Date
			Common Shares	Preferred Shares	Unit	Common Shares	Preferred Shares	Unit
Interest on Equity	03/24/11	600,000	0.00143656	0.00158022	0.15802162	0.00122108	0.00134318	0.13431838	08/29/11
Interest on Equity	06/21/11	550,000	0.00131685	0.00144853	0.14485316	0.00111932	0.00123125	0.12312518	08/29/11
Interest on Equity	09/22/11	400,000	0.00095921	0.00105513	0.10551267	0.00081533	0.00089686	0.08968577	02/28/12
Intermediary Dividend	05/31/11	476,160	0.00114005	0.00125406	0.12540595	0.00114005	0.00125406	0.12540595	08/29/11
Intermediary Dividend	06/21/11	100,000	0.00023943	0.00026337	0.02633694	0.00023943	0.00026337	0.02633694	08/29/11
Intermediary Dividend	12/21/11	775,000	0.00185904	0.00204494	0.20449439	0.00185904	0.00204494	0.20449439	02/28/12

	Total	2,901,160	0.00695113	0.00764625	0.76462472	0.00639424	0.00703367	0.70336660

8. In the event of earnings allocated to the legal reserve

a. identify the amount allocated to the legal reserve

Of the net income for the year 2013, amounting to R$1,625,558 thousand, 5% was allocated to constituting the legal reserve in the amount of R$81,278 thousand.

b. detail the manner in which the legal reserve is calculated

According to article 193 of Corporate Law, it is mandatory to constitute legal reserves to which 5% of the net income for each year must be allocated until the total amount of the reserve is equal to 20% of the capital stock.  However, allocation to the legal reserve may not occur in any year in which the legal reserve plus the other capital reserves constituted exceed 30% of the capital stock. Any net losses may be charged to the legal reserve.

9. In case the bank has preferred shares entitled to fixed or minimum dividends

a. describe the manner in which the fixed or minimum dividends are calculated

There are no preferred shares entitled to fixed or minimum dividends in the Company’s by-laws. Preferred shares ensure their holders, among other rights, priority in the distribution of dividends, in addition to dividends 10% higher than those attributed to common shares.

b. inform whether the net income for the year is sufficient for full payment of fixed or minimum dividends

Not applicable.

c. identify whether any unpaid portion is cumulative

Not applicable.

d. identify the total amount of fixed or minimum dividends payable to each class of preferred shares

Not applicable.

d. identify fixed or minimum dividends payable per preferred share of each class

Not applicable.

10. In relation to mandatory dividend

a. describe the calculation method provided for in the bylaws

The Company’s by-laws provide that an amount of no less than 25% of net income, after deducting allocations to legal and contingency reserves, should be available for distribution in the form of dividends or interest on equity in any year. This amount represents the mandatory dividends. The calculation of net income and allocations to reserves, in addition to the amounts available for distribution is based on our financial statements prepared according to the Accounting Practices adopted in Brazil (BRGAAP).

b. inform whether it is being paid in full

In 2013, the mandatory dividend was paid in full as shown in the spreadsheet below:

Description	2013	2012	2011
Net Income	1,625,558	3,187,378	3,570,747
(-) Legal Reserve	81,278	159,369	178,537
(=) Income for Distribution	1,544,281	3,028,009	3,392,210
Mandatory Dividend (25%)	386,070	757,002	848,052
Interest on Equity Distributed	300,000	1,020,000	1,550,000
Dividends Distributed	1,144,473	1,158,950	1,351,160
Total (Interest on Equity + Dividends)	1,444,473	2,178,950	2,901,160
Dividend Exceeding the Mandatory	1,058,403	1,421,948	2,053,108

c. inform any amount retained

No minimum mandatory dividend was retained

11. In the event the mandatory dividend is retained on account of the bank’s financial position

a. inform the amount retained

Not applicable.

b. describe in detail the bank’s financial position, including aspects involving analysis of liquidity, working capital and positive cash flows

Not applicable.

c. justify the retention of dividends

Not applicable.

12. Where income is allocated to the contingency reserve

a. identify the amount allocated to the reserve

No income was allocated to constituting the contingency reserve.

b. identify the loss considered probable and its cause

Not applicable.

c. explain why the loss was considered probable

Not applicable.

d. justify the constitution of reserves

Not applicable.

13. Where results are allocated to the fiscal incentive reserve

a. inform the amount allocated to the unrealized income reserve

No income was allocated to constituting the unrealized income reserve.

b. inform the nature of unrealized income that gave rise to the reserve

Not applicable.

14. Where results are allocated to the statutory reserves

a. describe the statutory clauses that establish the reserve

The by-laws of Santander Brasil establish that after deduction of the amounts allocated to the legal reserve and the mandatory dividend, the remaining balance of the adjusted net income may be allocated to the reserve for equalization of dividends, which may not exceed 50% of its capital stock.

b. identify the amount allocated to the reserve

In the proposed allocation of net income for 2013, the remaining balance of R$99,807 thousand after deduction of the legal reserve, dividends and interest on equity was allocated to the reserve for equalization of dividends.

c. describe how the amount was calculated

This refers to the remaining balance of net income for 2013, after deduction of the legal reserve, dividends and interest on equity.

15.Where retention of income is provided for in the capital budget

a. identify the amount retained

There was no retention of income by Santander Brasil, according to the capital budget.

b. provide a copy of the capital budget

Not applicable

16. Where income is allocated to the fiscal incentive reserve

a. inform the amount allocated to the reserve

No income was allocated to constituting the fiscal incentive reserve.

b. explain the nature of the allocation

Not applicable.

EXHIBIT III

PROPOSAL TO ELECT THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY FOR A NEW TERM OF OFFICE AND FURTHER INFORMATION

 (Pursuant to article 10 of the Instruction CVM 481)

12.6. According to each of the member of the Management and members of the Fiscal Council of the Company, indicate, in table form:

Name	Celso Clemente Giacometti
Age	70
Job	Manager
CPF or passport number	029.303.408-78
Post occupied	Chairman and Independent Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM de 2015
Other post or occupation on the company	Member of the Audit Committee and of the Remuneration and Appointments Committee
Elected by the controller	Yes

Name	Jesús Maria Zabalza Lotina
Age	55
Job	Engineer
CPF or passport number	236.328.588-37
Post occupied	Vice- Chairman of the Company’s Board of Directors
Election date	06/03/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	Chief Executive Officer
Elected by the controller	Yes

Name	Conrado Engel
Age	56
Job	Engineer
CPF or passport number	025.984.758-52
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM de 2015
Other post or occupation on the company	Vice- President Officer
Elected by the controller	Yes

Name	Jose Antonio Alvarez Alvarez
Age	54
Job	Executive
CPF or passport number	233.771.448-97
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM de 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José Manuel Tejón Borrajo
Age	62
Job	Economist
CPF or passport number	233.771.468-30
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM de 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José de Paiva Ferreira
Age	55
Job	Manager
CPF or passport number	007.805.468-06
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM de 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Álvaro Antonio Cardoso de Souza
Age	65
Job	Economist and Bussiness Manager
CPF or passport number	249.630.118-91
Post occupied	Member of Board of Directors
Election date	04/30/2014
Take Office date	(pending approval process by Brazilian Central Bank)
Term of office	OSM de 2015
Other post or occupation on the company	No
Elected by the controller	Yes
Name	Marília Artimonte Rocca
Age	41
Job	Entrepreneur
CPF or passport number	252.935.048-51
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM de 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Viviane Senna Lalli
Age	56
Job	Entrepreneur
CPF or passport number	077.538.178-09
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM de 2015
Other post or occupation on the company	Member of the Remuneration and Appointments Committee
Elected by the controller	Sim

12.8. According to each of the members of the Management, as well as the members of the Fiscal Council, provide the following information:

a. CV, with the following information:

     i. main professional experiences along the last 5 years, indicating:

     ·  company’s name;

     ·  post and functions related to the post;

     · main activity of the company where that experiencies had occured, detaching the companies and organizations that fills (i) the economical group of the company; or (ii) the partners with direct ou indirect participation, equal or higher than 5% of a same class or amount of securities of the company:

     ii. indication of all posts of the Management on the open company.

a. CV:

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações and LLX Logística, and also served as member of the Fiscal Council of CTEEP/ISA—Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil and in October 2011, he was appointed as our Chairman. In 2013, he was elected to the position of Chairman of the Company’s Board of Directors, where he worked until June, 2013, when he became Vice-Presidente of this body and, on August 28, 2013 he was conduct to the position of Chairman of Banco Santander (Brasil) S.A. Moreover, Mr. Giacometti is a member of the Audit Committee, the Remuneration and Appointments Committee and of the Corporate Governance and Sustainability Committee, and he is also Coordinator of the Risk Committee. He is President of the Fiscal Council of Ambev S.A. where he also performs on its Audit Committee. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC. Today, he also serves as President of the Statutory Audit Committee and Audit Committee at AMBEV.

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica – ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the responsible officer for the business related to credit cards for Banco Nacional-Unibanco. In 1998 he was elected CEO of Financeira Losango. In October 2003 he became responsible for the retail business of HSBC in Brazil and was a member of its Executive Committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail business of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008 he was appointed group general manager and took office as CEO of HSBC Brasil in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice president executive officer, responsible for our retail business.

Jesús Maria Zabalza Lotina. Mr. Zabalza is Spanish and was born on April 16, 1958. He was graduated on Industrial Engineering and always has worked on the financial market. In 1982, he started his carrier at BancoVizcaya, where he occupied the position of Officer on plenty of different campuses in Cádiz, Granada, Sevilla and Zaragoza. Six years later, he served as an Officer on the Burgos Region, already know as BBV. He followed his career always occupying the highest positions at BBV and right after that at Banco Hipotecário and Caixa Postal, where he occupied the position of General Officer in both entities, which were already part of Argentaria. Starting in 1996, he worked for six years at La Caixa, in Madrid, as Assistant Officer, where he was responsible to conduct the expansion process starting from Cataluña, and where he was also member of the Directive Board. In 2002, he was General Officer of Banco Santander and of Latin America Division. He also occupied the position of First Vice-President of the Board Of Directors of Banco Santander Chile and member of the Board of Directors of Santander Mexico. From 2002 to 2010, he occupied the positions of President of the Board of Directors of Santander Colombia and of Bancorp, in Porto Rico. He is also Vice-President of the Spanish Association of Executives of Finance (AEEF). Today, he occupies the post of our Chief Executive Officer and he is also the Vice-Chairman of our board of directors.

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in business economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the head of finance management and in November 2004 he was elected as chief financial officer. He served as financial officer of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as financial officer of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also chief financial officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002. Today he is a member of the board of directors of Banco Santander (Brasil) S.A., Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo. Mr. Tejón is Spanish and was born on July 11, 1951. He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain. He started at Santander Spain in 1989 as head of general audit and since 2004 he has been responsible for the general audit division and administration control. Within the Santander Group, he also serves as the chairman of the board of directors of Banco de Albacete, S.A., the chairman of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Investments, S.A., he is also the vice chairman of the board of directors of Santander Investments I, S.A., a director of Santander Holding Internacional, S.A., an officer of Santusa Holding, S.L., vice chairman of the board of directors of Santander Gestión, S.L., chairman of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L., chairman of the board of directors of Grupo Empresarial Santander, S.L. and serves as member of our board of directors.

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and also an MBA from the Wharton School of the University of Pennsylvania. He has worked in the financial market for 40 years. He started to work on Banco Bradesco in 1973 and occupied many different positions. Afterwards, on Banco Geral do Comércio, Noroeste, Santander Brasil, where he was Vice-President Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001 he occupied the position of e-Business Officer for Latin America, for the American Division of Santander Central Hispano. In the end of 2001, he came back to Brazil in order to work on Banco Banespa as Vice-President Executive Officer, responsible for the Operational Resources department. From 2003, he became Vice-President Executive Officer responsible for the Marketing, Products, and Retail Business for Santander Brasil. In 2008 he became the CEO of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice-President Executive Officer, responsible for the Retail Business. On March 2011 he became Director of the Santander’s Board of Directors, and joined the Board business group based in Los Angeles, California, USA, where his main activities involved technological innovations, and he also acted as Senior Executive Vice President Officer, being responsible for different business on the Group. Currently, he is a member of our board of directors, and since July 2013 he acts as Senior Vice-President Executive Officer, being responsible for the Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs.

Alvaro Antonio Cardoso de Souza. Mr. Souza is Portuguese and was born on September 5, 1948. He holds a degree in Economics and Business Administration from the Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as University of Pittsburgh and Wharton Business School of the University of Pennsylvania. Currently, he is Officer of AdS – Gestão, Consultoria e Investimentos Ltda.; chairman of the board of directors of Fundo Brasileiro para a Biodiversidade (FUNBIO) and member of the board of directors of the following companies and organizations: WWF International Board of Trustees, WWF-Brasil, Duratex S/A, AMBEV, Grupo Libra and  Santos Futebol Clube. Mr. Souza is Certified Officer, accreditation granted to him by  Instituto Brasileiro de Governança Corporativa. He was General Officer of Banco de Investimentos Crefisul and Chief Executive Officer of Citibank / Brazil. In the United States, he was globally responsible for Citibank’s Private Banking. Mr. Souza was also Chief Executive Officer of Citibank in Switzerland, Chairman of the Board of Directors of Banco Crefisul and Credicard in Brazil, besides participating in the Board of Directors of Citibank Equity Investments (Argentina). Mr. Souza also worked as Senior Advisor for Latin America at Citibank until his retirement in September 2003. He was President of Banco ABC-Roma, a affiliate to Grupo Globo and was on the Board of directors of several Brazilian companies, such as Celbrás, Ultraquímica, SPCI Computadores, Signature Lazard, Banco Triângulo, CSU Cardsystems and Gol Linhas Aéreas. He was also member of the Board of Directors of MasterCard International and President of the American Chamber of Commerce in São Paulo.

Marília Artimonte Rocca. Mrs. Marília Rocca is Brazilian and was born on January 31, 1973. She holds a degree in business administration from Fundação Getúlio Vargas de São Paulo and an MBA in management from Columbia Business School, New York. She attended the Executive Program - Family in Business at Harvard Business School, in Boston. Mrs. Rocca began her career in the operations department at Wal-Mart Brasil, serving the company since its initial operations in Brasil until 1998. She managed third-sector organizations for six years and was also the co-founder and general director of Endeavor Brasil, a NGO leader of high-impact entrepreneurship and Fundação Brava, an organization focused on the promotion of public management. She started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She is currently a Vice-President at TOTVS and a partner at Mãe Terra and Fibraxx, companies in the natural and organic products segment, where she worked from 2007 till 2012. She was a member of the board of directors of TOTVS from 2001 till 2012, Endeavor Brasil from 2005 till 2012, and has been a member of our board of directors since 2012, and, since 2013 she is also a member of our corporate governance and sustainability committee. She was also a member of the board of directors of Grupo IBMEC from 2004 to 2008, having been appointed as a member of Insper’s External Assessment Committee. She was selected for the program Henry Crown Fellowship of Aspen Institute, in which she has participated since 2006. In 2011, she was granted the business category Cláudia Award.

Viviane Senna Lalli. Ms. Senna is Brazilian and was born on June 14, 1957. She holds a degree in Psychology from the Pontifícia Universidade Católica in São Paulo and she is specialist in Depth Psychology. From 1981 to 1996, she worked as a psychotherapist for adults and children, and as a trainer of therapists in Depth Psychology. In 1994 she founded the Institute Ayrton Senna, the mission of which is the production and application on a wide scale of knowledge and innovation for the complete education of children and youth. Ms. Senna is also a member of the following boards and committees: Council for Economic and Social Development (CDES); Advisory Councils of Febraban and Citibank Brazil; Board of Education of CNI and FIESP; Energias do Brazil (EDP), ADVB, World Trade Center (WTC) and “Todos pela Educação”; guidance and social investment committees of Bank Itaú-Unibanco.

b. description of any of the following events that had happened along the last 5 years:

     i. any criminal conviction;

    ii. any conviction on an administrative proceedings of CVM and its punishment;

    iii. any conviction final and unappealable, on the Curt or administrative proceedings, which may had been adjourned or caused inability to practice the professional or commercial activity.

None of the current members was sentenced on the Curt or administrative proceedings.

12.9. Inform the existece of conjugal relationship, stable union or second grade kindred among:

a. Manangement

Not applicable, due to the fact that there is no relation between those people.

b. (i) Management and (ii) Management of direct or indirectly controlled companies

Not applicable, due to the fact that there is no relation between those people.

c. (i) Management of direct or indirectly controlled companies and (ii) Direct and Indirect Controllers of the Company

Not applicable, due to the fact that there is no relation between those people.

d. (i) Management  and  (ii) Management of direct and indirectly controlled societies of the Company

Not applicable, due to the fact that there is no relation between those people.

12.10. Inform about the subordination relationship, as well as the services or controllings held on the last three fiscal years, between the management:

a. Direct or indirectly controlled society, of the company

These information are on item 12,8.a, above.

b. Direct or Indirectly controller of the company

About the subordination item, Santander Brasil has two members of the Board of the Directors, who are also Executives of the Group Santander Espanha.

c. In case of relevance, supplier, client, deptor or creditors, of its controlled companies and controllers or controlled by one of these people.

See item 12.8.a.

EXHIBIT IV – Item 13

13.1. Describe the policy or practice of Compensation of the Board of Directors, Statutory and Non-Statutory Officers, Supervisory Board, Statutory Committees and Audit Committee, Risk, Finance and Compensation Committees.

13.1.1. Board of Directors

The Board of Directors consists of at least five (05) and a maximum of twelve (12) members elected by the General Meeting, with a unified term of two (02) years.

Members of the Board of Directors have as Fixed Compensation monthly fees, which  value is approved annually by the shareholders through the annual general meeting.

In addition to the fixed monthly fees, the Company grants to independent advisers and directors who do not occupy management positions in the Company or another company of Santander Spain Group some benefits as described herein.

13.1.1.a                 Objectives of the Compensation Policy and Practice.

The compensation policy of the Board of Directors seeks to support the Company's strategy, aiming to align the interests of shareholders and the stakeholders with whom the Company relates to and promote the good performance of the Company ensuring the interests of shareholders through a long- term commitment.

The members of the Board  of Directors are entitled to fixed Compensation, which comprises monthly fees and benefits. No variable compensation is paid for the services performed on the Board of Directors.

Importantly, in the event that a member of the Board of Directors is also a member of the audit committee of the Company, such member must opt for the compensation of one of the positions occupied by him/ her, in accordance with applicable regulations and the bylaws of the audit committee. With regard to the other advisory committees, if one member of the Board of Directors becomes part of any of them, he/she shall be entitled only to the compensation awarded due to his/her position as member of the Board of Directors of the Company.

13.1.1.b Compensation composition, indicating

I. Description of the Compensation elements and objectives of each

The compensation of the Board of Directors is mainly composed of Fixed Compensation, as detailed below:

•         Fixed compensation: consists of monthly fees, based on data from market research prepared by specialized independent consultants, which global maximum value is approved annually by the shareholders at the general meeting.

•         Variable compensation: currently no variable compensation for the members of this body was set.

•         Benefits:the company gives the independent members of the Board of Directors and those members who do not occupy any position in the Board of Officers of the Company or another company from Santander Spain Group, some benefits aligned to the dimension of the position and market practices, such as medical and dental care and life insurance. To the Chairman and Vice Chairman of the Board of Directors, in addition to these benefits mentioned, car and fuel

To expatriate board members the organization may also offer benefits such as expatriation housing assistance and reimbursement of children's school fees.

•         Private Pension:members of the Board of Directors who are not officers or employees of Banco Santander (Brazil) S/A are not eligible for private pension.

•         Share-based compensation: currently, no stock-based Compensation for the members of this body is set. Some members of the Council participate in the Long-Term Incentives (LTI) Plan, as described in section 13.4 below, which chance was given to them when occupying executive positions in the Bank before joining the Board of Directors.

II. Proportion of each element in total Compensation

The estimated proportion of each element in total Compensation ratio is the following:

•         Fixed Compensation:93.08%

•         Variable Compensation:-

•         Benefits:6.92%

•         Pension:-

•         Stock-based Compensation:-

III. Calculation methodology and adjustment of each Compensation element

•         Fixed compensation: limited to the amount annually approved by the shareholders in the general meeting.

•         Variable Compensation: there is no variable compensation.

•         Benefits:  limited to the amount annually approved by the shareholders in the general meeting.

•         Pension: Not applicable.

•         Stock-based Compensation: ILP Plan, as described in item 13.4 below.

There are no pre-defined indexes for adjustment calculation. Adjustments, if made, shall comply with the maximum Compensation amounts set annually by the shareholders at the Annual General Meeting.

IV. Reasons for Compensation composition

The proposed Compensation considers the experience of the members of the Board of directors, as well as the need for retention of such members in a competitive market and the promotion of the Company’s performance.

13.1.1.c                 Key performance indicators that are taken into consideration in determining each Compensation element

The limit of the compensation granted to the members of the Board of Directors is approved by the shareholders in the annual general meeting considering the results of the Company and expected return for shareholders.

13.1.1.d                 How Compensation is structured to reflect the evolution of performance indicators

The Compensation of the Board of Directors is approved at the annual general meeting each year, considering the responsibility and seniority of members and is not directly tied to short and medium term performance.

13.1.1.e                 How the Compensation Policy and Practice is aligned with the short, medium and long -term interests of the issuer

The compensation policy is aligned with the Company's concerns considering the short, medium and long term results, since the definition of the total amount is approved by the annual general meeting and takes into consideration the results of the Company and returns to shareholder.

13.1.1.f Existence of Compensation supported by subsidiaries or direct or indirect controlling shareholders

There is none.

13.1.1.g                 The Compensation of the Members of the Board are not supported by subsidiaries or direct or indirect controlling shareholders.

Members of the Board of Directors performing executive functions in Santander Spain or other companies controlled by Santander Spain are paid directly by those companies accordingly to the activities they perform.

13.1.1.h                 Existence of any Compensation or benefit related to the occurrence of certain corporate events, such as the transfer of control of the issuer

No compensation or benefit is linked to the occurrence of corporate events.

13.1.2    Board of Officers

The Board of Officers consists of at least two (02) and a maximum of 75 (seventy five) members elected by the Board of Directors, with a unified term of office of two (02) years.

Board of Officers members are entitled to Fixed Compensation, which consists of monthly payments, benefits, pension and a variable compensation, provided they are within the overall ceiling of the total amount  approved at the annual general meeting.

13.1.2.a                 Objectives of the Compensation Policy and Practice.

The purpose of the policy/practice of compensation of Executive Directors is to support the strategy of the organization, to ensure the following assumptions:

•         Ensure alignment of the interests of shareholders and stakeholders;

•         Recognize meritocracy, differentiating the individual contributions of the areas and the Company's compliance with the objectives and implementation of business strategies proposed by the Board of Officers and approved by the Board of Directors;

•         Promote good and recurrent performance of the Company, and safeguard the interests of shareholders, through a long-term commitment of the members of the Board of Officers;

•         Allow the career development of such Officers; and

•         Maintain the competitiveness of the Company's Compensation paid by the Company compared with major competitors in order to retain its key Officers.

Members of the Board of Officers are entitled to Fixed compensation, which consists of monthly payments, benefits, and private pensions, as well as Variable Compensation, always within the limits of the overall compensation annually approved at the general meeting.

13.1.2.b                 Compensation composition, indicating

I. Description of the Compensation elements and objectives of each

The compensation of the Board of Officers consists of fixed and variable parts:

•         Fixed Compensation: Fixed Compensation consists of the contractual salary of each Officer. Santander Brazil has twelve (12) levels of salary grades for Fixed Compensation, among which three are offered to our Officers. The salary is linked to the position held and the pay grade corresponds to a reference, the individual salary also considers historical performance and seniority of the Officer and is aligned with market practices, measured periodically through salary surveys performed by specialized independent consultants.

•         Benefits: Medical Care, Dental Care, Life Insurance and Automobile Insurance.

•         Private Pension: private pension plan is a financial planning tool made to provide future additional income. The master plan is SantanderPrevi  and it is the only one currently open to new members.

•         Variable Compensation: the Variable Compensation consists of the Variable Income program (PPG - Programa Próprio Gestão) and the Long Term Incentive (LTI) Plans.

Annual Variable Income – Programa Próprio Gestão (PPG)

The objective of the Variable Income program PPG is to recognize, through meritocracy, the best performance in the Company. This program, to which the members of the Board of Officers are eligible, takes into account the following criteria:

•         Individual performance: measured through institutional assessment tool, which includes quantitative and qualitative indicators. They are monitored by the Chief Financial Officer area (CFO area) and the  Human Resources area and has its indicators and targets approved by the Executive Committee. Quantitative indicators, mostly, are provided by the CFO area.

•         Business unit performance: measured through the form of direction through objective (DPO) of the area which reflects the goals of the area in the fiscal year. Its indicators and targets are approved by the Executive Committee and monitored monthly by the CFO area.

•         The institution's performance as a whole: involves compliance with the indicator and the net profit ROAE (Return on Average Equity), according to the following figures:

[keys: multiplicador de bonus: bonus multiplier; atingimento de resultado (ll e roae): income achieved k(ll and roae); lucro liquido recorrente: recurrent net profit; peso indicador: indicator weight; ajustes: adjustments; benchmarking resultados: benchmarking results; santander brazil versus competitors; análise de gestão de riscos, balanço, qualidade dos resultados: risk management analysis, balance, quality of results]

Definition
Benchmarking Results Santander Brazil vs. Competitors	Monitoring of results against those of major competitors in Brazil
Risk management analysis, balance, quality of results

Efficient risks management, liquidity, capital, balance. The indicators evaluated will be: VaR, Credit Risk over 90, Coverage over 90 days, Net earnings, Brand Attractiveness, Liquidity Buffer, Losses from Operational Risks, Evolution of Economic Capital, RORWA and Audit Briefs.

In the case of the Chief Executive Officer, the deferral in this program corresponds to 50%, with 25% in each of the deferred items mentioned above.

The PPG plan is also subject to Malus, i.e., the Board of Officers, on the recommendation of the Nomination and Compensation Committee (CRN), may approve the reduction of up to 100% of the value of each participant in the following cases:

•         Unsatisfactory financial performance of the Company;

•         Breach of internal rules applicable to the participant, including but not limited to risk management policies;

•         Substantial change in the financial condition of the Company, except as a result of changes in accounting standards; or

•         Significant variations in capital base of the Company or qualitative risk assessment.

The Performance of the Officers is measured by an institutional tool (DPO = Direction through Objectives). There is the period for the engagement of the goals by the Officer in charge, which is held at the beginning of the year, followed by a semiannually review, and finally, a scale of 05 levels performance score is assigned at the end of the year. This score is one of the items that are used in setting the amount of the variable annual compensation (PPG).

Long Term Incentive Plans (LTI): as described in item 13.4.

II. Proportion of each element in total Compensation

The estimated proportion of each element in the total Compensation ratio is the following:

•         Fixed Compensation:23.80%

•         Variable Compensation:51.42%

•         Benefits:6.09%

•         Pension  1.32%

•         Stock-based Compensation:17.37%

III. Calculation methodology and adjustment of each Compensation element

•         Fixed compensation: maximum amount established by the annual general meeting.

•         Variable Income: maximum amount established by the annual general meeting, which final figure is based on performance indicators of the Company, including indicators of total earnings, individual results of the areas and individual performance.

•         Benefits:  maximum value established by the annual general meeting.

•         Pension: As defined in the plan's regulation.

There are no pre-defined indexes for adjustment calculation. Adjustments, if made, shall comply with the maximum Compensation amounts set annually by the shareholders at the general meeting.

•       Stock-based Compensation: ILP Plan, as described in item 13.4 below.

IV. Reasons for Compensation composition

The compensation proposed considers the experience of the Officers, the need to retain talent in a competitive market and the promotion of the Company’s performance through a long-term commitment of the members of the Board of Officers.

13.1.2.c                 Key performance indicators that are taken into consideration in determining each Compensation element

•         Fixed Compensation: no indicator related.

•         Variable Compensation: they are based on the Company's performance indicators, including indicators of recurrent net profit indicator, ROAE (Return on Average Equity), results from areas and individual performance. Both quantitative factors, which depend on the Officer’s area, and qualitative factors (alignment to the Bank's values, teamwork, etc.) are considered in the assessment of the Officer.

•         Benefits:  no indicator related.

•         Pension: no indicator related.

•         Stock-based Compensation: ILP Plan, as described in item 13.4 below.

13.1.2.d.                How the compensation is structured to reflect the evolution of performance indicators

The Board of Directors assesses the grade of compliance with established objectives and budget of the Company for the purpose of verifying whether the results justify the compensations payment up to the proposed limits.

13.1.2.e.                How the policy or practice of Compensation aligns the interests of the short, medium and long-term issuer

The compensation policy of the Company offers to Officers programs like the Self Management Program ("PPG"), the ILP (global and local) Plans and the Deferral Program in order to align the interests of the Company with the Officers’ self interests. There is a pursuit, on one hand, for sustainable growth and profitability of the Company, and on the other hand, the recognition of the contribution of such Officer to the development of the Company.

13.1.2.f. Existence of Compensation supported by subsidiaries or direct/indirect controllers

The compensation of the Board of Officers is not supported by subsidiaries or direct/indirect controllers. However, the results of subsidiaries and affiliates influence on the consolidated results of the Company and, therefore, on the variable compensation of the Board of Officers.

13.1.2.g.                Any Compensation or benefit linked to the occurrence of certain corporate events, such as the transfer of corporate control of the issuer

There is no Compensation or benefit related to the occurrence of corporate events.

13.1.3.   Audit Committee

The Audit Committee consists of a minimum of 03 (three) and maximum of 06 (six) members appointed by the Board of Directors among persons, whether or not members of the Board of Directors, which meet legal and regulatory requirements to perform the required duties.

13.1.3.a.                Objectives of the policy or practice of Compensation

The compensation of the Audit Committee shall be suitable to attract qualified and experienced professionals, as well as recognize the performance of their duties, in accordance with what is established in the corporate Bylaws.

13.1.3.b.                Compensation composition, indicating

i. Description of the Compensation elements and objectives of each

The compensation of the Audit Committee is composed of:

•         Fixed Compensation: twelve installments, according to the amounts approved annually by the Board of Directors.

•         Benefits: they are granted Medical and Dental Health care and Life Insurance.

•         Pension: members of the audit committee are not eligible for private pension.

II. Proportion of each element in total Compensation

The estimated proportion of each element in the total Compensation ratio is the following:

•         Fixed Compensation: 97.58%

•         Benefits: 2.42%

•         Pension: -

III. Calculation methodology and adjustment of each Compensation element

•         Fixed Compensation: maximum value established annually by the Board of Directors.

•         Benefits: maximum value established annually by the Board of Directors.

•         Pension: not applicable.

IV. Reasons for Compensation composition

The proposed compensation considers the experience of the members of the Audit Committee, the need for retention of such members in a competitive market, the promotion of the performance of the Company and alignment with the strategy of the shareholders.

13.1.3.c.                Key performance indicators that are taken into consideration in determining each Compensation element

The maximum amount is approved by the annual general meeting considering the results of the Company and shareholder returns.

13.1.3.d.                How Compensation is structured to reflect the evolution of performance indicators

The compensation of the members of the Audit Committee is approved annually by the annual general meeting and is not directly tied to the performance of short and medium term.

13.1.3.e.                How the policy or practice of Compensation aligns the interests of the short, medium and long-term issuer

The compensation policy is aligned with the Company's interests for the short, medium and long term, once the definition of values is approved by the annual general meeting considering the results of the Company and shareholder returns.

13.1.3.f. Existence of Compensation supported by subsidiaries or direct or indirect controllers and

There is none.

13.1.3.g.                The compensation of the members of the Audit Committee is not supported by subsidiaries or direct or indirect controlling shareholders.

There is none.

13.1.3.h.                Existence of any Compensation or benefits linked to the occurrence of certain corporate events such as the transfer of control of the issuer

No compensation or benefit is linked to the occurrence of corporate events.

13.1.4. The Nomination and Compensation Committee.

The Nomination and Compensation Committee is an advisory body of the Board of Directors, which function is to advise the Board of Directors on matters relating to the election of members of the Board of Directors, the Company's Board of Officers and the advisory committees of the Board of Directors, formulating and reviewing the strategy and criteria to be followed for the appointment and evaluation of candidate members for such positions. The time and dedication that such candidates should have to adequately perform the function are considered.

The Nomination and Compensation Committee consists of three (03) members elected by the Board of Directors, with a unified term of two (02) years. At the same meeting that elects the members of the committee it is also set the compensation of the members elected therein.

The Board of Directors' meeting held on December 19, 2012, approved the compensation of the members of the Nomination and Compensation Committee, at the individual value of R$ 12,000.00 (twelve thousand reais) per meeting , being clear that only those member who do not occupy any position as member of the Board of Officers or the Board of Directors are  entitled to such compensation.

The members of the Nomination and Compensation Committee are not entitled to receive any other kind of Compensation or benefit.

13.2 - Total compensation of the board of directors, board of officers and fiscal committee.

Total compensation for the fiscal year ended at 12/31/2011   Annual amounts

	Board of Directors	Statutory Board	Fiscal Committee	Compensation Committee (*)	Total
Number of members	9	58	0	3	70
Annual fixed compensation					0.00
Salary or fees	7,400,000.00	82,200,000.00	0.00	60,000.00	89,660,000.00
Direct and indirect benefits	230,000.00	6,050,000.00	0.00	0.00	6,280,000.00
Participations in committees	0.00	0.00	0.00	0.00	0.00
Others	550,000.00	3,100,000.00	0.00	0.00	3,650,000.00
Others, INSS	1,665,000.00	28,446,000.00	0.00	0.00	30,111,000.00
Variable income					0.00
Bonus	0.00	0.00	0.00	0.00	0.00
Participation in income	0.00	148,000,000.00	0.00	0.00	148,000,000.00
Participation in meetings	0.00	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00	0.00
Others, INSS	747,000.00	10,787,700.00	0.00	0.00	11,534,700.00
Others	0.00	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00	0.00
Extinction of job	0.00	0.00	0.00	0.00	0.00
Based on actions	3,320,000.00	32,690,000.00	0.00	0.00	36,010,000.00
Total compensation	13,912,000.00	311,273,700.00	0.00	60,000.00	325,245,700.00

Note: [*] Compensation to a member only, without employment relationship

Number of members of each body corresponds to the annual average calculated on a monthly basis

Total compensation for the fiscal year ended at 12/31/2012   Annual amounts

	Board of Directors	Statutory Board	Fiscal Committee	Compensation Committee (*)	Total
Number of members	9	46.58	3	3	61.58
Annual fixed compensation
Salary or fees	4,420,000.00	42,084,773.00	1,972,000.00	40,000.00	48,516,773.00
Direct and indirect benefits	93,498.14	9,836,089.62	48,343.35	-	9,977,931.11
Participations in committees	-	-	-	-
Others	4,333.35	2,407,496.56	-	-	2,411,829.91
Others, INSS	1,016,900.00	15,873,752.86	443,993.73	-	17,334,646.59
Variable income
Bonus	-	40,958,382.29	-	-	40,958,999.00
Participation in income	-	84,458,382.29	-	-	84,458,382.29
Participation in meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Others, INSS	93,262.71	33,000,840.67	-	-	33,094,103.38
Others	-	-	-	-	-
Post-employment	-	-	-	-	-
Extinction of job	-	-	-	-	-
Based on actions	414,501.00	33,544,552.86	-	-	33,959,053.86
Total compensation	6,042,495.20	262,164,886.85	2,464,337.08	40,000.00	270,711,719.13

Total compensation for the fiscal year ended at 12/31/2013   Annual amounts

	Board of Directors	Statutory Board	Fiscal Committee	Compensation Committee (*)	Total
Number of members	9	45.50	3	3	60.5
Annual fixed compensation
Salary or fees	5,278,713.85	42,256,840.26	2,106,000.00	264,000.00	49,905,554.11
Direct and indirect benefits	392,712.00	10,822,547.00	52,128.00	-	11,267,387.00
Participations in committees	-	-	-	-	-
Others	-	2,340,179.95	-	-	2,340,179.95
Others, INSS	1,261,326.31	16,645,759.08	473,850.00	-	18,380,935.39
Variable income
Bonus	-	5,465,746.00	-	-	5,465,746.00
Participation in income	-	85,169,164.00	-	-	85,169,746.00
Participation in meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Others, INSS	-	22,408,512.61	-	-	22,408,512.61
Others	-	-	-	-	-
Post-employment	-	-	-	-	-
Extinction of job	-	-	-	-	-
Based on actions	-	30,841,049.72	-	-	30,841,049.72
Total compensation	6,932,752.16	215,949,798.62	2,631,978.00	264,000.00	225,778,528.78

Total compensation expected for the fiscal year ended at 31/12/2014   Annual amounts

	Board of Directors	Statutory Board	Fiscal Committee	Compensation Committee (*)	Total
Number of members	9	46	4	3	62
Annual fixed compensation
Salary or fees	5,700,000.00	70,000,000.00	2,500,000.00	300,000.00	78,500,000.00
Direct and indirect benefits	200,000.00	15,000,000.00	60,000.00	-	15,260,000.00
Participations in committees	-	-	-	-	-
Others	-	3,000,000.00	-	-	3,000,000.00
Others, INSS	1,300,000.00	20,000,000.00	564,000.00	-	21,864,000.00
Variable income					-
Bonus	-	38,500,000.00	-	-	38,500,000.00
Participation in income	-	110,000,000.00	-	-	110,000,000.00
Participation in meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Others, INSS	-	10,000,000.00	-	-	10,000,000.00
Others	-	-	-	-	-
Post-employment	-	-	-	-	-
Extinction of job	-	-	-	-	-
Based on actions	-	57,600,000.00	-	-	57,600,000.00
Total compensation	7,200,000.00	324,100,000.00	3,124,000.00	300,000.00	334,724,000.00

13.3. List of variable compensations of the last 3 years and expected for the current year of the Board of Directors and Board of Officers

Variable compensation from years 2011, 2012 and 2013:

Year 2011                                                                                                                                        Amounts in R$

Variable compensation – fiscal year ended at 31/12/2011

	Board of directors	Board of Officers	Audit committee	Compensation committee	Total
Number of members	9.00	47.17	-	-	56.17
Bonus	-
Minimum amount established in the compensation plan	-
Maximum amount established in the compensation plan	-
Amount established in the compensation plan in the case of achieved goals	-
Participation in results	268,977.00	161,884,829.00	-	-	162,153,806.00
Minimum amount established in the compensation plan	-	-	-	-	-
Maximum amount established in the compensation plan	-	148,000,000.00	-	-	148,000,000.00
Amount established in the compensation plan in the case of achieved goals		120,000,000.00	-	-	120,000,000.00

Note: The number of members of each Body corresponds to the annual average calculated monthly

Year 2012                                                                                                          Amounts in R$

Variable compensation – fiscal year ended at 31/12/2012

	Board of directors	Board of Officers	Audit committee	Compensation committee	Total
Number of members	-	46.58	-	-	46.58
Bonus	-	40,958,999.00	-	-	40,958,999.00
Minimum amount established in the compensation plan	-	-	-	-	-
Maximum amount established in the compensation plan	-	29,000,000.00	-	-	29,000,000.00
Amount established in the compensation plan in the case of achieved goals	-	26,400,000.00	-	-	26,400,000.00
Participation in results	-	84,458,382.29	-	-	84,458,382.29
Minimum amount established in the compensation plan	-	-	-	-	-
Maximum amount established in the compensation plan	-	103,900,000.00	-	-	103,900,000.00
Amount established in the compensation plan in the case of achieved goals	-	94,500,000.00	-	-	94,500,000.00

Year 2013                                                                                                          Amounts in R$

Variable compensation – fiscal year ended at 31/12/2013

	Board of directors	Board of executives	Audit committee	Compensation committee	Total
Number of members	-	45.5	-	-	45.5
Bonus	-	5,465,746.00	-	-	5,465,745.00
Minimum amount established in the compensation plan	-	-	-	-	-
Maximum amount established in the compensation plan	-	50,000,000.00	-	-	50,000,000.00
Amount established in the compensation plan in the case of achieved goals	-	40,000,000.00	-	-	40,000,000.00
Participation in results	-	85,169,164.00	-	-	85,169,164.00
Minimum amount established in the compensation plan	-	-	-	-	-
Maximum amount established in the compensation plan	-	123,000,000.00	-	-	123,000,000.00
Amount established in the compensation plan in the case of achieved goals	-	112,000,000.00	-	-	112,000,000.00

Year 2014                                                                                                          Amounts in R$

Total compensation expected for the fiscal year of 2014 – Annual amounts

	Board of directors	Board of executives	Audit committee	Compensation committee	Total
Number of members	-	46	-	-	46
Bonus	-	-	-	-	-
Minimum amount established in the compensation plan	-	-	-	-	-
Maximum amount established in the compensation plan	-	38,500,000.00	-	-	38,500,000.00
Amount established in the compensation plan in the case of achieved goals	-	30,000,000.00	-	-	30,000,000.00
Participation in results	-	-	-	-	-
Minimum amount established in the compensation plan	-	-	-	-	-
Maximum amount established in the compensation plan	-	110,000,000.00	-	-	110,000,000.00
Amount established in the compensation plan in the case of achieved goals	-	92,000,000.00	-	-	92,000,000.00

13.4.       Compensation plan based on the actions of the Board of Directors and the Board of Officers, in force on the last fiscal year and estimated for the current fiscal year.

13.4.a General Terms and Conditions

The Company has three (03) Long-Term Compensation programs: Deferral Program, Local Long-Term Incentive Program (PSP, PSP 2013, SOP and Delivery 2014 and SOP 2013) and the Global Long Term Incentive Program for (PI09, PI10, PI11, PI12, PI13 and PI14) (“Plans”).

Member of the Board of Officers, as well as employees holding key positions in the Company are eligible to such Plans. Members of the Board of Directors participate in these plans if they hold office on the Board of Officers. Plans have an approximate duration of 03 (three) years, promoting participants' commitment to the long-term results.

a.1 Global Program

The Board of Directors of Santander Spain, held on March 26, 2008, approved the policy of Long-Term Incentive developed for the executives of Santander Spain and Santander Group (excluding Banesto). Such policy provides compensation tied to the performance of Santander Spain’s stock, according to the annual general meeting.

The plan that composes the aforementioned policy of incentives is the Action Plan for Performance (Plano de Ações por Desempenho).

This multi-year incentive plan, is settled in shares of Santander Spain. The beneficiaries of the plan are the Officers and other members of senior management, along with other executives of the Bank, as determined by the Board of Directors, or whenever delegated by it, by the Executive Committee.

The Global Program involves cycles of three (03) years of delivery of shares to the recipients, so that each cycle is started within one year and, from 2009, terminated in the next. The goal is to establish an appropriate sequence between successive cycles of this plan. Thus, the first two (02) cycles started in July 2007, with the first cycle lasting two (02) years (PI09) and the other cycles an average of 03 (three) years (PI10, PI11, PI12, PI13 and PI14).

a.2 Local Program

The Board of Directors meeting held on December 23, 2009 and the Extraordinary General Meeting of the Company held on February 3, 2010 approved the Local Program, consisting of two (02) separate plans: SOP and PSP.

The SOP  (Stock Option Plan for Certificates of Deposit of Shares - Units) is a stock option plan, in which new shares of Banco Santander are issued. The PSP (Incentive Plan - Long-Term Investment in Certificates of Deposit of Shares - Units), on the other hand, is a share-based compensation plan liquidated 50% in cash and 50% in Units. Through this plan, a given installment shall be mandatorily used to purchase Units issued by Santander Brazil. During the three (03) years duration of each plan, the Company follows two performance parameters, which are used to measure the number of Units or options exercisable for delivery. These indicators are responsible for considering the payment of the compensation. Eligibility of the plans is defined by the Board of Directors.

At the Extraordinary General Meeting of October 25, 2011, Banco Santander approved the granting of the Incentive Plan - Long-Term Investment Share Deposit Certificate (Units) - SOP delivery 2014 to certain Officers and managerial level employees of the Company and other companies under its control. It is a purchase option plan which lasts for three (03) years.

The Extraordinary General Meeting held on April 29, 2013, approved the Compensation Programs based on the shares of Banco Santander: the Purchase Option Plan of Share Deposit Certificate - Units (SOP 2013) and - Incentive Plan - Long-Term Investment Share Deposit Certificate - Units (PSP 2013).

a.3 Deferral Programs

Based on the new international principles discussed by the G20 (a group formed by the finance ministers and heads of the central banks of the 19 largest economies of the world and the European Union) and by the Financial Stability Board - FSB, the Board of Directors approved on February 2, 2011, Deferral practices (1st cycle) for the payment of variable compensation programs related to 2010. Officers, managerial employees and other eligible employees under the Deferral Program receive variable their remuneration deferred. The installments will be paid annually for the next three (03) years.

The plan does not involve the issuance of new shares, capitalization or dilution, since it is structured as a phantom stock program with payments linked to market prices of a certain number of Units, subject to the provisions of the plan.

The Board of Directors on December 21, 2011 approved the proposal of the new Referenced Bonus in Shares Incentive Plan (2nd Deferral Cycle) for payment of variable remuneration related to 2011 of Officers, managerial employees and other eligible employees. It was then after approved at the Annual General Meeting on February 07, 2012. It is a plan of Purchase Option which lasts for three (03) years.

The Board of Directors on December 19, 2012 approved the proposal of the new Bonus Referenced Bonus in Shares Incentive Plan (3rd Deferral Cycle) for payment of variable remuneration related to 2012 of Officers, managerial employees and other eligible employees, which was then after approved at the Annual General Meeting held no February 15, 2013.

13.4.b Main objectives of the plans

▪  Align the interests of the Company and participants so as to, on one hand, achieve the growth and profitability of the Company and, on the other hand, the recognition of the contribution of  participants in Company activities;

▪  Enable the Company to retain participants in its payroll, offering them an additional advantage, the opportunity to develop or increase their interest as shareholders of the Company and

▪  Promote the good performance of the Company and the interests of shareholders through a long-term commitment by participants.

             How the plans contribute to these objectives

The Plans contribute to the objectives set out above through the following indicators: Total Shareholder Return (TSR),  comparison between budgeted and realized net earnings, Return on Risk Adjusted Capital - (RORAC) and growth in earnings per share (EPS).  The indicators mentioned were defined in the regulations of the respective Plans.

13.4.c How Plans are included in the remuneration policy

The Plans are a key piece in the Company's compensation strategy because they act as efficient tools for recognition and retention of members of the Board of Officers in the short, medium and long term, and align the interests of executives with the interests of the Company.

13.4.d How the Plans align the interests of management and the issuer in the short, medium and long term

The Plans align the interests of members of the Board of Officers and the Company in the short, medium and long term as the options are only exercised and the shares are only received if the Company's strategic objectives are achieved consistently for the duration cycle of the plans.

13.4.e Maximum number of shares covered.

Share-based remuneration plan effective in the fiscal year ended at 12/31/2013
	Board of Directors											Board of Executives
	4th cycle	5th cycle		6th cycle		Psp 2013	SOP delivery 2014	SOP 2013	DEFERRAL 1st cycle	DEFERRAL 2nd cycle	DEFERRAL 3rd cycle	4th cycle	5th cycle		6th cycle		Psp 2013	SOP delivery 2014	SOP 2013	DEFERRAL 1st cycle	DEFERRAL 2nd cycle	DEFERRAL 3rd cycle
	LOCAL SP	GLOBAL	LOCAL PSP	GLOBAL	LOCAL PSP
Maximum No. of shares covered	-	-	-	-	-	-	-	-	-	-	-	3,847,885	-	12,799	57,700	24,000	22,600	12,166,942	11,042,745	218,490	632,631	1,023,436

                          13.4.f  Maximum number of options to be granted

Share-based remuneration plan effective in the fiscal year ended at 12/312013
	Board of Directors											Board of Officers
	4th cycle	5th cycle		6th cycle		Psp 2013	SOP delivery 2014	SOP 2013	DEFERRAL 1st cycle	DEFERRAL 2nd cycle	DEFERRAL 3rd cycle	4th cycle	5th cycle		6th cycle		Psp 2013	SOP delivery 2014	SOP 2013	DEFERRAL 1st cycle	DEFERRAL 2nd cycle	DEFERRAL 3rd cycle

Maximum No. of shares covered	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	22,600	-	12,240,000	-	-	1,480,498

13.4.g    Conditions to purchase shares

g.i Global Program

For each cycle, a maximum number of shares is established for each beneficiary who remain in the Bank during the period of the plan. In the 03 (three) first cycles, the goals, which, if met, shall determine the number of shares to be delivered, were defined by comparing the performance of Santander Spain with the performance of the group of Financial Institutions used as reference and linked to two parameters, namely: Total Shareholder Return (TSR) and growth in earnings per share (EPS).

At the end of each cycle, the Total Shareholder Return (TSR)  and growth in earnings per share (EPS)  are calculated with relation to Santander Spain and each of the reference companies and the results sorted in ascending order. Each of the two criteria (TSR  and EPS) will be weighted in proportion of 50% in the calculation of the percentage of shares to be delivered, based on the following scale and according to the position of Santander Spain in the classification set between Santander Spain and reference financial institutions:

Santander’s position in the RTA Ranking	Maximum Percentage of Shares to Deliver	Santander’s Position in the LPA growth Ranking	Percentage of and Maximum of Shares to Deliver
1st to 5th	100%	1st to 5th	100%
6th	82%	6th	82%
7th	65.0%	7th	65.0%
8th	47.5%	8th	47.5%
9th	30.0%	9th	30.0%
10th and below	0%	10th and below	0%

Any company in the reference group to be acquired by another company whose shares cease trading or cease to exist will be excluded from the reference group. In case of such an event or event of similar nature, the comparison with the reference group will be held so that, for each of the measures considered (TSR and EPS), the maximum percentage of shares will be delivered if Santander Spain is classified within the first quartile (25th percentile including) of the reference group. No shares will be delivered if Santander Spain ranks below average (50th percentile), 30% of the maximum value of the shares will be delivered if Santander Spain ranks in the middle (50th percentile). The method of linear interpolation is used to calculate the percentage corresponding to the positions between the mean and the first quartile (25th percentile) not including the two positions.

From the PI12 plan, the goal that determines the number of shares is related only to a Performance Parameter, which has 100% weight in the percentage of shares to be distributed:

g.ii Local Program

Sop and PSP

The Extraordinary General Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of the Company (Local Plan), consisting of two (02) Independent plans: Plan Option Share Deposit Certificate - Units (SOP) and Incentive Plan - Long-Term Investment Share Deposit Certificate - Units (PSP).The characteristics of each plan are:

SOP: Share Option Plan, in which new shares of the Company are issued, promoting a commitment of the Board of Officers with the long-term results. The period commenced on June 30, 2012 extends over two (02) years after the right to exercise the options.

PSP: Plan for the payment of Variable Compensation, in which (i) fifty percent (50%) of the amount is delivered in Units, which cannot be sold during the term of one (1) year from the date of exercise and (ii) fifty percent (50%) of the amount is paid in cash, which can be freely used by the Participants ("Bonus"), after deductions of all taxes, charges and withholdings.

Plan approved in 2011 - Long Term Incentive Plan - SOP delivery in 2014

The amount of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Company: Total Shareholder Return (TSR) and may be reduced upon failure to achieve the goals of the  Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Executives. Additionally, the participant must remain in the Company during the term of the Plan to acquire a position to exercise the corresponding Units corresponding to its compensation.

The Plan shall be settled in Share Deposit Certificates (Units) by the difference between the closing price on the exercise date and the "Strike Price" net of income taxes.

Plans Approved in 2013 - Long Term Incentive Plan - SOP and ILP 2013

SOP 2013 - The number of Units exercisable by participants shall be determined according to the measurement of performance parameters of the Company, the Total Shareholder Return (TSR), and can be reduced on non performance of return on risk weighed assets (RoRWA), comparison between realized and budgeted in each year as determined by the Board of Officers. Additionally, the participant must remain in the Company during the term of the Plan to acquire the conditions to exercise the corresponding Units corresponding to its compensation.

PSP 2013 - Share-Based Compensation Plan

Promotes commitment by Executives with long-term results. The object of the Plan is the payment of Bonus by the Company to Participants as Variable Compensation, and one hundred percent (100%) consisting of delivery in Units corresponding to its compensation.

g.iii Deferral Programs

Deferral - 1st Cycle

The Deferral - 1st Cycle's object is the payment of gratuity, in cash, of part of the variable remuneration payable by the Company to participants in the terms of its remuneration policy, linking such payment to the future performance of the shares. The plan will not cause dilution of the share capital of the Company, since that is not allocated to the Participating Shareholder condition of the Company, or any other rights or privileges attached to it.

Deferral - 2nd Cycle (2011) and 3rd Cycle (2012)

The Plan is part of the current regulatory environment applicable to the Company, especially in light of the Resolution of the National Monetary Council No. 3921 of November 25, 2010 ("Resolution No. 3921/10"), by which financial institutions must meet certain requirements deferred for future payment of a portion of variable compensation payable to its managers and other employees, taking into account the sustainable financial basis of long-term adjustments in future payments depending on the assumed risks of fluctuations in the cost of capital.

The plan is divided into 02 programs:

•       Supervised collective

In 2011 were included in this rule participants of the Executive Committee and other executives who took significant risks in the Company and who were in charge of the control areas. The deferral was half in cash, indexed to 100% of CDI and half in Units "SANB11".

In 2012 this program was used along with the SOP program delivery in 2014, to comply with Resolution No. 3,921 of the Central Bank of Brazil (BACEN). In 2012 all Officers of the group's companies authorized to operate by the Central Bank of Brazil were included in this deferral program.

For this group the rules for deferment of short-term variable income were applied as follows:

  In the case of the Chief Executive Officer, the deferral in this program is 50%, with 25% in each of the deferred items mentioned above.

•       Unsupervised Collective (Statutory Officers)

In 2011 were elected to this program  the Officers non-participating under "Supervised Collective". According to the rules of such program, the deferred amount was 100% in Units "SANB11". In 2012 all the Officers participated in the supervised collective program, in compliance with Resolution 3.921 of the Central Bank of Brazil in all its aspects.

13.4.h Criteria to determine the purchase price or exercise

h.1 Global Program

Not applicable, because the exercise price is the market value on the date of its exercise.

H.2 Local Program

SOP: The exercise price of the options to be paid by participants for the subscription of Units will be R$23.50. The exercise price will be adjusted as a result of bonus in share/Unit, split or reverse split of shares promoted by the Company, as well as due to eventual corporate reorganizations.

PSP: Not applicable, because the strike price is the market value on the date of its exercise.

SOP 2014 delivery: The issued options have option price of R$ 14.31 per Unit.

PSP 2013: Not applicable, because the strike price is the market value on the date of its exercise.

SOP 2013: The issued options have strike price of R$14.4283  per Unit.

h.3 Deferral Program (1st, 2nd and 3rd cycle)

Not applicable, because the strike price is the market value on the date of its exercise.

13.4.i Criteria for determining the exercise period

i.1 Global Program

The cycles have a duration of three (03) years, including three (03) financial years, promoting a commitment of the Board of Officers with the long-term results.

i.2 Local Program

SOP: The Plan has a term of three (03) years, including three (3) financial years, promoting a commitment of the Board of Officers with the long-term results. The exercise period is extended to over two (02) years after the exercise of the options.

PSP: Cycles have a duration of three (03) years, including three (3) financial years, promoting a commitment of Senior Management with long-term results.

SOP 2014 delivery: The Plan has a term of three (03) years, promoting a commitment of the Board of Officers with the long-term results. The period for the exercise will be from June 30, 2014 until June 30, 2016.

PSP 2013: The cycle has a duration of three (03) years, including three (03) financial years, promoting a commitment of senior management with long-term results.

SOP 2013: The Plan has a term of three (03) years, promoting a commitment of the Board of Officers with the long-term results. The period for the exercise will be from June 30, 2016 until June 30, 2018.

i.3 Deferral Plan.

Deferral 1st, 2nd and 3rd Cycle: The total number of shares referenced will be settled in three (03) installments and allocated equally to the three fiscal years subsequent to the base year.

13.4.j Type of settlement

j.1 Global Program

Bonus in payroll for compulsory purchase of shares.

j.2 Local Program

SOP: in stocks

PSP: 50% bonus in payroll and 50% in stocks

SOP 2014 delivery: in shares.

SOP 2013: in shares.

PSP 2013: 100% in stocks

j.3 Deferral Programs

1st Cycle: Bonus in payroll

2nd and 3rd Cycle: Payment of bonus is made directly in Units

13.4.k Restrictions on transfer of shares

13.4.k.1 Global Program

There is no restriction on the transfer of shares after exercised options.

13.4.k.2 Local Program

SOP: the amount equivalent to one third of the Units resulting from the exercise of exercisable options may not be sold by the participant during the period of one (1) year from the date of acquisition of each Unit.

PSP: the amount of the Units comprising 50% of net investment under this plan may not be sold by the participant during the period of 01 (one) year, counted from the date of purchase.

SOP 2014 delivery: The equivalent of 40% of the Units resulting from Bonus ("Restricted Percentage") of each Participant and 50% (in the case of the Chief Executive Officer), cannot be sold during the following periods ("Lockup Period"), as described in the table below:

(i)              One third (1/3) of the Restricted Percentage for a period of two (02) years from the date of acquisition of each Unit;

(ii)One third (1/3) of the Restricted Percentage for a period of three (03) years from the date of acquisition of each Unit; and

(iii)                One third (1/3) of the Restricted Percentage for a period of four (04) years from the date of acquisition of each Unit.

SOP 2013: The equivalent of 40% of the Units resulting from Bonus ("Restricted Percentage") of each Participant and 50% (in the case of the Chief Executive Officer), cannot be sold during the following periods ("Lockup Period"), including in case of termination of the Agreement:

(i) One third (1/3)  of the Restricted Percentage for a period of two (2) years from the date of receipt of each Unit;

(ii) One third (1/3) of the Restricted Percentage for a period of three (3) years from the date of receipt of each Unit;

(iii) One third (1/3) of the Restricted Percentage for a period of four (4) years from the date of receipt of each Unit.

k.3 Deferral Program.

1st Cycle Deferral - Not applicable, since the plan provides for the bonus solely in cash.

2nd and 3rd Cycle Deferral - Officers who belong to the collective supervised mentioned earlier may not dispose of the Units received in this plan during the period of one (01) year from the date of receipt of each batch of Units.

13.4.L Criteria and events that, when checked, will cause the suspension, amendment or termination of the plan

13.4. L.1. Global Program

Changes in the plan may be for legal or regulatory reasons.

13.4. L.2. Local Program (SOP, PSP, SOP delivery 2014, PSP 2013 and SOP 2013)

Any significant changes to the regulation of corporations and/or tax effects applicable to the Company and the participants can lead to partial or full revision of the plan, or even suspension or termination, at the discretion of the Board of Directors. Additionally, in the SOP plan, SOP delivery 2014 and SOP 2013, in the case of direct or indirect sale by the controlling shareholders, either through a single transaction or a series of transactions, the number of actions involving a change of control in the Company, pursuant to the Regulation of Level Two (2) then applicable to the Company, the Board of Directors may, in its sole discretion, approve the options to be released to be exercised in whole or in part by the participant. The Board of Directors may establish special rules that allow the shares object of the options to be sold in the public offering.

13.4. L.3. Deferral Program

Deferral - 1st Cycle - The plan may be terminated, suspended or amended at any time by the Board of Directors, and in the case of suspension or termination, the rights of participants who already have installments of the bonus in reference in Units receivable should be respected, under the following provisions:

▪  To preserve the plan's objectives, the total quantity of Units shall be adjusted for more or less in the event of: split, reverse split of shares, or gratuity of shares, merger, incorporation, spin off, other procedures of similar nature and of relevance;

▪  The Human Resources Department, under the supervision of the executive committee, will execute those quantitative adjustments using the methods adopted by BM&FBOVESPA to make similar adjustments in its stock markets.

Deferral - 2nd and 3rd Cycle - The Board of Directors may establish partial payment or non-payment of the plan, if verified the following assumptions:

•         unsatisfactory financial performance of the Company;

•         breach of internal rules applicable to the Participant, including, but not limited to risk management policies;

•         substantial change in the financial condition of the Company, except as a result of changes in accounting standards;

•         significant variations in capital base of the Company; or

•         misrepresentation in risk management;

13.4.m Effects of departure of the manager of the issuer on the rights under the share-based compensation plan

13.4.m.1. Global Program

In case of retirement, due to unfair dismissal, removal, permanent disability or death, the right to deliver the shares will remain as if none of the aforementioned conditions occurred, except for the following changes:

▪  in case of death, entitlement passes on to the successors of the beneficiary;

▪  the number of shares to be delivered will be the result of multiplying the maximum number of shares that corresponds to deliver by the quotient resulting from dividing the number of days from the date of launch of the plan and the date on which the death, retirement, pre-retirement, resignation, removal or other circumstance occurring that determines the application of this rule, both inclusive by the number of days of the plan.

▪  In case of resignation by the participant, he/she is no longer entitled to the plan.

13.4. m.2. Local Program (PSP, SOP and SOP delivery 2014, SOP 2013 and PSP 2013)

The ILP Plan shall be terminated and the participant loses the right to participate in the ILP Plan in advance, so that he/she will have no right to receive options or shares if the participant resigns, renounces or leaves the Company by virtue of dismissal by just cause or removal from the position.

In case of termination by the participant via employment severance due to acts performed by the Company pursuant to Article 483 of the Consolidation of Labor Law, by reason of dismissal without cause, by mutual agreement in the event that a participant does not have employment relationship or in case of retirement, the participant will receive at the time payments are made to other participants in the cycle of the ILP Plan, the bonus amount proportional to the time spent participating in the ILP Plan, subject to the percentage of performance indicators.

In the event of death of the participant or in the case of permanent disability of the participant, the delivery of shares or options will be delivered together with the other participants in the LTI Plan cycle without applying the percentage of time spent participating in the applicable cycle plan but usually by applying the percentage of performance indicators, in the case of death, the delivery will be to the successors of the participant.

13.4.m.3. Deferral Programs

The plan's effectiveness will be terminated in advance, legally, and the participant will forfeit the right to participate in such manner, this not being entitled to receive future installments in the event of termination by resignation, renouncement or dismissal by just cause under Article 482 of the Consolidation of Labor Laws or removal of statutory position via unilateral decision by the Company.

In case of termination of a participant on termination of the employment contract due to acts performed by the Company pursuant to Article 483 of the Consolidation of Labor Law, by reason of dismissal without cause, due to retirement or in case of death, the participant will receive at the time payments to other participants in the respective cycle, the value of the portion of the bonus Units referenced and applicable to that participant. In case of death, the delivery will be made to the successors of the participant, in the case of permanent disability of the participant, proven by two medical reports (public or private institution), the participant will receive at the time of payments to other participants of the respective cycle the value of the portion of the bonus in reference to the Units applicable to that participant.

In case of suspension of the employment contract by disease or accident at work, the participant will receive at the time of making payments to other participants in the respective cycle, the value of the portion of the referenced Units applicable to that participant's bonus.

13.5.       Number of shares or quotas held directly or indirectly, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controllers, controlled by or under common control, by members of the Board of Directors and statutory board, grouped by body, at the end of the last fiscal year.

Companies	Amount	Board of Directors	Board of Officers
Banco Santander (Brasil) S.A.	Shares ON	6.816.650	70.713.172
	Shares PN	6.196.950	64.284.702
Santander GETNET Serviços para Meios de Pagamento S.A.	Shares	0	1
Santander Leasing S.A. Arrendamento Mercantil	Shares	7	1

2013

2012

2011
Remuneration based on shares – fiscal year ended at 12/31/2011

	Board of Directors								Statutory Board
	3rd Cycle	4th Cycle			5th Cycle		DEFERRAL	SOP 2014	3RD Cycle	4th Cycle			5th Cycle		DEFERRAL	SOP 2014
	GLOBAL	GLOBAL	LOCAL – PSP	LOCAL SOP	GLOBAL	LOCAL PSP			GLOBAL	GLOBAL	LOCAL – PSP	LOCAL SOP	GLOBAL	LOCAL PSP
Number of Members	9								61
Granting of share purchase options
Date granted	2009	2010			2011		2011		2009	2010			2011		2011	2011
Number of granted options*	18,750	14,852	0	1,041,667	14,852	0	295,160	0	452,117	102,433	17,825	10,203,333	114,060	29,575	1,101,811	12,120,833
Term before options become exercisable	2011	2012			2013		2011		2011	2012			2013		2011	2013
Maximum term to exercise options	None			2014	None		2014		None			2014	None		2014	2016
Term of share transfer restriction	None								None
Weighted average strike price:	None								None
(a) Outstanding options in the FY	None								None
(b) Options lost in the FY	None								None
(c) Options exercised in the FY	R$ 16,704	None							R$ 16,704	None
(d) Options expired in the FY	None								None
Fair value of options at date granted				R$ 7.19	None**			R$ 7.08				R$ 7.19	None**			R$ 7.08
Potential dilution in the case of all granted options exercised				0.5%***								0.5%***

* Consider the outstanding options not exercised from previous fiscal years.

** The Global plans and the Local plan – PSP grant shares and not purchase options. Thus, there is no fair value.

*** Max. dilution.

13.7 – Information on outstanding options held by the Board of Directors and Statutory Board.

At December 31, 2013 there were no outstanding options in any of the plans in exercisable conditions.

13.8 – Options exercised and shares delivered in connection with compensation based on stock held by the board of directors and the board of officers.

13.9. Brief description of the information needed to comprehend the data disclosed in items 13.6 to 13.8, such as the explanation of the pricing value of shares and options

13.9.1. Global Program

13.9.1.a Pricing model

The Monte Carlo pricing model was used to calculate the fair value. The Monte Carlo method (MMC) is a statistical method that simulates the price generation process based on the premise of risk neutrality.

13.9.1.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option's validity, expected dividends and risk-free interest rates, with the assumptions employed in the pricing model presented below.

The strike price in all cycles and whether the objectives established in the regulations are achieved, shall be the market price on the date of such exercise.

	PI09	PI10	PI11	PI12	PI13	PI14
Expected Volatility (*)	16.25%	15.67%	19.31%	42.36%	49.64%	51.35%

Annual Compensation from Dividends in the Past 5 Years	3.23%	3.24%	3.47%	4.88%	6.33%	6.06%

Risk-Free Interest Rate (Zero Coupon Treasury Bill)
for the Plan’s Term	4.47%	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated based on the historical volatility for the respective term (two or three years).

13.9.1.c Method used and the assumptions assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow the early exercise.

13.9.1.d How expected volatility is determined

Estimated based on the historical volatility of the respective term.

13.9.1.e If any other characteristic of the option were incorporated in the fair value calculation

Not applicable as no other characteristics of the option was incorporated in the fair value calculation.

13.9.2 Local Program

13.9.2.1 SOP

13.9.2.1.a Pricing Model

The binomial pricing model was used to calculate the fair value. There is the construction of a price tree to determine the share value in a future date.

13.9.1.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option's validity, expected dividends and risk-free interest rates

The data adopted in the pricing below is presented below:

Performance conditions	SOP Plan:
Evaluation Method	Binomial
Volatility	57.37%
Dividends Rate	5.43%
Vesting Period	2.72 Years
"Average" Moment of the Exercise	3.72 Years
Risk-Free Rate	11.18%
Occurrence Probability	43.11%
Fair Share Price	R$7.19

13.9.1.c Method used and the assumptions assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow early exercise.

13.9.2.1.d How to calculate the expected volatility

Estimated based on the historical volatility of the respective term.

13.9.2.1.e If any other characteristic of the option were incorporated in the fair value calculation

Not applicable as no other characteristics of the option was incorporated in the fair value calculation.

13.9.2.2 SOP delivery 2014

13.9.2.2.a Pricing Model

The Black&Scholes pricing model was used to calculate the fair value. There is the construction of a prices tree to determine the share value in a future date.

13.9.2.2.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option's validity, expected dividends and risk-free interest rates

The data adopted in the pricing below is presented below:

Performance conditions	SOP delivery 2014
Evaluation Method	Black&Scholes
Volatility	40.00%
Dividends Rate	3.00%
Vesting Period	2 Years
"Average" Moment of the Exercise	5 Years
Risk-Free Rate	10.50%
Occurrence Probability	71.26%
Fair Share Price	R$ 6.45

13.9.2.2c Method used and the assumptions assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow early exercise.

13.9.2.2.d How to calculate the expected volatility

Estimated based on the historical volatility of the respective term.

13.9.2.2.e If any other characteristic of the option were incorporated in the fair value calculation

Not applicable as no other characteristics of the option was incorporated in the fair value calculation.

13.9.2.3 SOP 2013

13.9.2.3.a Pricing Model

The Black&Scholes pricing model was used to calculate the fair value. There is the construction of a price tree to determine the share value in a future date.

13.9.2.3.b Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, the option's validity, expected dividends and risk-free interest rates

The data adopted in the pricing below is presented below:

Performance conditions	SOP 2013:
Evaluation Method	Black&Scholes
Volatility	40.00%
Dividends Rate	3.00%
Vesting Period	2 Years
"Average" Moment of the Exercise	5 Years
Risk-Free Rate	11.80%
Occurrence Probability	60.27%
Fair Share Price	R$ 5.96

13.9.2.3c Method used and the assumptions assumed to incorporate the expected effects of the early exercise

Not applicable given that the model does not allow early exercise.

13.9.2.3.d How to calculate the expected volatility

Estimated based on the historical volatility of the respective term.

13.9.2.3.e If any other characteristic of the option were incorporated in the fair value calculation

Not applicable as no other characteristics of the option was incorporated in the fair value calculation.

13.9.2.4 - PSP

Not applicable. The Plan aims the payment of Variable Compensation, through which (i) fifty percent (50%) of the amount is delivered in Units, which cannot be sold during the term of one (01) year from the date of exercise and (ii) fifty percent (50%) of the amount is paid in cash, which can be freely used by the Participants ("Bonus"), after deductions of all taxes, charges and withholdings. The funds payables are referenced in Company Units. At the time of payment the share value shall be calculated by the weighted average per daily volume of the average weighted price of the Unit in the fifteen business days at BM&FBOVESPA immediately prior to the plan's payment date.

PSP 2013

Not applicable. The plan's purpose is the payment of Variable Income, through which one hundred percent (100%) of the amount is delivered in Units. The funds payable shall be referred to in Company Units. At the time of payment the share value shall be calculated by the unit's final average price in the fifteen workdays at BM&FBOVESPA immediately before June 10, 2016.

13.9.2.5 - Deferral Plans

13.9.2.5.a - 1st Deferral Cycle.

Not applicable given that its objective is to pay in cash part of the variable income payable by the Company to participants pursuant to its compensation policy. The value payable is referenced in Company units. At the time of payment the share value shall be calculated by the weighted average per daily volume of the average weighted price of the Unit in the fifteen business days at BM&FBOVESPA immediately prior to February 10, of each of the three fiscal years after the reference year.

13.9.2.5.b - 2nd, 3rd and 4th Deferral Cycles.

Not applicable given that its objective is to pay in Units part of the variable income payable by the Company to participants pursuant to its compensation policy.

13.10. Pension plan in effect verified by members of the Board of Directors and statutory officers.

The major pension plan in effect with the Company is SantanderPrevi.

Participation in the SantanderPrevi  pension plan is optional and participant's monthly contribution shall be equivalent to 2% of their Salary* (limited to 13 UPs = R$ 4,638.01) + 2% to 9% (to choose) from the salary minus 13 UPs.

To this value shall be added with the contribution made by the Santander Brazil Group (referred to as matching) which varies from 100% to 150% through the years, as shown in the table below.

(*) The period begins with the unification of the policies on Benefits of Santander Brazil Group in June 2009.

The table below shows the values contributed into the SantanderPrevi  pension plan and into the supplementary plans in 2013.

Values in R$

	Board of Directors	Statutory Board
Number of members	0	47
Plan	SantanderPrevi Pension Plan	SantanderPrevi Pension Plan
Number of officers with the conditions to retire	Not applicable	Not applicable
Conditions for early retirement	Not applicable	Not applicable
Updated value of accrued contributions until the closing of the last fiscal year, deducted with the installment referring to the contributions directly made by officers	0	20,836,733
Total value of accrued contributions made in the last fiscal year deducted with the installment referring to contributions made directly by officers	0	2,574,954
Possibility of early rescuing and conditions	Not applicable	Not applicable

The accrued values in 31 December 2013 include the balance of amounts contributed and redeemed until the aforementioned date.

The SantanderPrevi  pension plan currently has  47  participants from managerial positions with the same matchings mentioned above, i.e. which matchings are adherent to the rules of the plan and the contribution amount in 2013  corresponded to R$ 20,836,733.

13.11. - Maximum, minimum and medium individual remuneration of the Board of Directors, the Statutory Board and the Fiscal Committee.

Justification for not filling this frame:

Item not disclosed because of injunction granted by Justice of the 5th Federal Court of Rio de Janeiro, in records of case # 2010.510102888-5.

13.12. Describe the contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms to officers in the case of removal from a position or retirement, indicating the financial consequences to the issuer

There are no contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms to Officers in case of demotion from a position or retirement.

13.13. In relation to the last 3 fiscal years, indicate the total remuneration percentage of each body recognized in the income of the issuer in reference to members of the board of directors, statutory board or fiscal committee who are parties directly or indirectly linked to the controllers, as defined by the accounting standards that treat this issue.

In the year 2011, payments were made to members of the Board of Directors or the Board of Officers who were related parties to the Controlling Shareholder.

In the year 2012, 24% of the total remuneration paid to members of the Board of Directors of the Company were destined to pay members who were related parties to the Controlling Shareholder, due to the fact that they occupied, at the time, management positions in the Santander Spain Group.

In the year 2013, payments were made to members of the Board of Directors or the Board of Officers who were related parties to the Controlling Shareholder.

13.14. Indicate the values recognized in the income of the issuer as remuneration of the members of the board of directors, the statutory board or fiscal committee, grouped by body, for any reason other than the function occupied, such as, for example, commissions and consulting services or rendered assistance in relation to the last 3 years .

Not applicable given that there are no such recognized values in the company's results.

13.15.   Indicate the recognized values in the compensation of controllers, directly or indirectly, of companies under common control and controlled by issuer, such as compensation of members of the board of directors, of the statutory board, or of the fiscal committee of the issuer, grouped by body, specifying to what title those values were attributed to those individuals

The members of the Board of Directors who perform executive functions in Santander Spain, as well as our directors and officers, do not receive compensation abroad for the functions performed in Brazil.

In the year 2011, three  (03) members of the Board of Directors, non executives of the Company, performed executive functions in Santander Spain and received compensation in the amount of  8,338,973 EUR for their functions.

In the year 2012, two  (02) members of the Board of Directors, non executives of the Company, performed executive functions in Santander Spain and received compensation in the amount of 7,295,144 EUR for their functions.

In the year 2013, four (04) members of the Board of Directors, non executives of the Company, performed executive functions in Santander Spain and received compensation in the amount of 7,206,842 EUR for their functions.

FY - 2011
	Board of Directors	Statutory Board	Fiscal Committee	Total
Direct and indirect controllers	8,338,973 EUR	0	0	8,338,973 EUR
Controllers of Issuer	0	0	0	0
Companies under common control	0	0	0	0

FY - 2012
	Board of Directors	Statutory Board	Fiscal Committee	Total
Direct and indirect controllers	7,295,144 EUR	0	0	7,295,144 EUR
Controlled by Issuer	0	0	0	0
Companies under common control	0	0	0	0

FY - 2013
	Board of Directors	Statutory Board	Fiscal Committee	Total
Direct and indirect controllers	7,206,842 EUR	0	0	7,206,842 EUR
Controlled by Issuer	0	0	0	0
Companies under common control	0	0	0	0

13.16. Provide other information as deemed fit by issuer.

All the relevant information pertaining the compensation policies and the overall compensation of the Company’s Officers were disclaimed in the previous items.

EXHIBIT V

Proposal for amendment to the Company’s bylaws, including the information set out in article 11 of CVM Normative Ruling No. 481/09

Copy of the bylaws emphasizing the amendments proposed

Current Version	Modified Version
TITLE I – CORPORATE NAME, HEAD OFFICE, JURISDICTION, DOMICILE AND CORPORATE PURPOSE	TITLE I – CORPORATE NAME, HEAD OFFICE, JURISDICTION, DOMICILE AND CORPORATE PURPOSE

Article 1. BANCO SANTANDER (BRASIL) S.A. (“the Bank” or “the Company”), a private legal entity, is a joint stock company governed by these By-Laws and by the legal and regulatory provisions that apply to it.

Article 1. BANCO SANTANDER (BRASIL) S.A. (“the Bank” or “the Company”), a private legal entity, is a joint stock company governed by these By-Laws and by the legal and regulatory provisions that apply to it.

Sole Paragraph: With the admission of the Company into the special sector of listing known as Corporate Governance Level 2 (“Level 2”) of the São Paulo Stock Exchange (“BM&FBovespa”), the Company, its shareholders, managers and members of the Supervisory Board, when such exists, are subject to the provisions of the Corporate Governance Level 2 Listing Regulations of BM&FBovespa ("the Level 2 Regulations").

Sole Paragraph: With the admission of the Company into the special sector of listing known as Corporate Governance Level 2 (“Level 2”) of the São Paulo Stock Exchange (“BM&FBovespa”), the Company, its shareholders, managers and members of the Supervisory Board, when such exists, are subject to the provisions of the Corporate Governance Level 2 Listing Regulations of BM&FBovespa ("the Level 2 Regulations").

Article 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo. Sole Paragraph. The Company may, with the approval of its Executive Board, open or close offices in any part of the country or overseas, subject to the pertinent legal norms.

Article 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo. Sole Paragraph. The Company may, with the approval of its Executive Board, open or close offices in any part of the country or overseas, subject to the pertinent legal norms.

Article 3. The Company is established for an indefinite period of duration.	Article 3. The Company is established for an indefinite period of duration.

Art. 4. The Company’s corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

Art. 4. The Company’s corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II – SHARE CAPITAL AND SHARES	TITLE II – SHARE CAPITAL AND SHARES

Art. 5. The share capital is fifty six billion, eight hundred and twenty eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty one cents (R$56.828.201.614,21), consisting of three hundred and ninety nine billion, forty four million, one hundred and sixteen thousand, nine hundred and five (399.044.116.905) shares, of which two hundred and twelve billion, eight hundred and forty one million, seven hundred and thirty one thousand, seven hundred and fifty four (212.841.731.754) are common shares and one hundred and eighty six billion, two hundred and two million, three hundred and eighty five thousand, one hundred and fifty one (186.202.385.151) are preferred shares, all registered without par value.

Art. 5. The share capital is fifty seven billion Brazilian reais (R$57.000.000.000,00), consisting of seven billion, six hundred million, eight hundred and fourty thousand, three hundred and twenty five (7.600.840.325) shares, of which three billion, eight hundred and sixty nine million, eight hundred and forty nine thousand, six hundred and sixty eight (3,869,849,668) are common shares and three billion, seven hundred and thirty million, nine hundred and ninety thousand, six hundred and fifty seven (3.730.990.657) are preferred shares, all registered without par value.

Paragraph 1 The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its By-Laws, by up to a total limited to 500.000.000.000 (five hundred billion) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Paragraph 1 The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its By-Laws, by up to a total limited to 9.090.909.090 (nine billion ninety million nine hundred and nine thousand and ninety) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Paragraph 2 When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

Paragraph 2 When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

Paragraph 3 Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.	Paragraph 3 Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

Paragraph 4 Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 4 Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 5 Each common share entitles its holder to one vote at the General Meetings.	Paragraph 5 Each common share entitles its holder to one vote at the General Meetings.

Paragraph 6 Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;

II – priority in the distribution of dividends;

III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Chapter X of these By-Laws.

Paragraph 6 Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;

II – priority in the distribution of dividends;

III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Chapter X of these By-Laws.

Paragraph 7 Preferred shares do not entitle the holder to a vote, except in respect of the following matters: (a) the transformation, amalgamation, merger or split of the Company;

(b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in Shareholders’ Meeting;

(c) the value of assets intended to be used for paying up an increase in the Company’s share capital;

(d) the choice of a specialist institution or firm to determine the Economic Value of the Company, in accordance with Article 48 of these By-Laws; and

(e) the amendment or revocation of statutory dispositions which may alter or modify any of the requirements contained in item 4.1 of the BM&FBovespa Level 2 Listing Regulations, provided that this right to vote shall prevail only as long as the Corporate Governance Level 2 Participation Agreement is in force.

Paragraph 7 Preferred shares do not entitle the holder to a vote, except in respect of the following matters: (a) the transformation, amalgamation, merger or split of the Company;

(b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in Shareholders’ Meeting;

(c) the value of assets intended to be used for paying up an increase in the Company’s share capital;

(d) the choice of a specialist institution or firm to determine the Economic Value of the Company, in accordance with Article 48 of these By-Laws; and

(e) the amendment or revocation of statutory dispositions which may alter or modify any of the requirements contained in item 4.1 of the BM&FBovespa Level 2 Listing Regulations, provided that this right to vote shall prevail only as long as the Corporate Governance Level 2 Participation Agreement is in force.

Paragraph 8 All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

Paragraph 8 All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

Paragraph 9 A Shareholders’ Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.	Paragraph 9 A Shareholders’ Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

Paragraph 10 The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

Paragraph 10 The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

Paragraph 11 The Company may, subject to notification to BM&FBovespa and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

Paragraph 11 The Company may, subject to notification to BM&FBovespa and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

Paragraph 12 New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the Shareholders’ Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 12 New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the Shareholders’ Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 13 The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

Paragraph 13 The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III – GENERAL MEETING	TITLE III – GENERAL MEETING
Article 6. The Shareholders’ Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.	Article 6. The Shareholders’ Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

Paragraph 1 A Shareholders’ Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Supervisory Board, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The Shareholders’ Meeting which shall consider the cancellation of the registration of a publicly-held company or the quitting by the Company of Level 2, shall be convened at least thirty (30) days in advance.

Paragraph 1 A Shareholders’ Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Supervisory Board, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The Shareholders’ Meeting which shall consider the cancellation of the registration of a publicly-held company or the quitting by the Company of Level 2, shall be convened at least thirty (30) days in advance.

Paragraph 2 A shareholder may be represented at a Shareholders’ Meeting by a proxy authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

Paragraph 2 A shareholder may be represented at a Shareholders’ Meeting by a proxy authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

Paragraph 3 The Shareholders’ Meeting will fix, each year, the aggregate amount of the remuneration of the managers, the Audit Committee and the Supervisory Board, if one has been appointed.	Paragraph 3 The Shareholders’ Meeting will fix, each year, the aggregate amount of the remuneration of the managers, the Audit Committee and the Supervisory Board, if one has been appointed.

Paragraph 4 The Shareholders’ Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

Paragraph 4 The Shareholders’ Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

Paragraph 5 It is the responsibility of the Shareholders’ Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the Shareholders’ Meeting shall be decided by an absolute majority of votes, subject to the exceptions provided for under the law and to the provisions of Article 48, Paragraph 1 of these By-Laws.

Paragraph 5 It is the responsibility of the Shareholders’ Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the Shareholders’ Meeting shall be decided by an absolute majority of votes, subject to the exceptions provided for under the law and to the provisions of Article 48, Paragraph 1 of these By-Laws.

TITLE IV - MANAGEMENT	TITLE IV - MANAGEMENT
Article 7. The Company shall be managed by a Board of Directors and an Executive Board.	Article 7. The Company shall be managed by a Board of Directors and an Executive Board.

Article 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

Article 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

Article 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and the prior signing of the Managers' Term of Consent, as required under the Level 2 Regulations, and once the applicable legal requirements have been complied with. The managers shall, immediately upon taking up their posts, inform BM&FBovespa of the amount and type of the Company's securities which they hold, directly or indirectly, including their derivatives.

Article 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and the prior signing of the Managers' Term of Consent, as required under the Level 2 Regulations, and once the applicable legal requirements have been complied with. The managers shall, immediately upon taking up their posts, inform BM&FBovespa of the amount and type of the Company's securities which they hold, directly or indirectly, including their derivatives.

Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

Article 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

Article 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

Article 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

Article 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

Sole Paragraph: The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person.

Article 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.	Article 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

Article 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

Article 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

SECTION I THE BOARD OF DIRECTORS	SECTION I THE BOARD OF DIRECTORS

Article 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the Shareholders’ Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

Article 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the Shareholders’ Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

Paragraph 1 At the Shareholders’ Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

Paragraph 1 At the Shareholders’ Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

Paragraph 2 At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

Paragraph 2 At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

Paragraph 3 For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company’s services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the general meeting that elected him/her.

Paragraph 3 For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company’s services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the general meeting that elected him/her.

Paragraph 4 At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.	Paragraph 4 At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

Paragraph 5 A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 5 A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 6 The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without powers of decision, always with the purpose of advising the Board of Directors, made up of members nominated by the Board from among the members of the management and/or other persons directly or indirectly connected with the Bank.

Paragraph 6 The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without powers of decision, always with the purpose of advising the Board of Directors, made up of members nominated by the Board from among the members of the management and/or other persons directly or indirectly connected with the Bank.

Article 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

Article 15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

Paragraph 1 The Chairman of the Board of Directors shall be substituted by the Deputy Chairman during temporary absences or impediments. During temporary absences or impediments of the Deputy Chairman, the Chairman shall appoint a substitute from the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute from among the other members.

Paragraph 1 The Chairman of the Board of Directors shall be substituted by the Deputy Chairman during temporary absences or impediments. During temporary absences or impediments of the Deputy Chairman, the Chairman shall appoint a substitute from the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute from among the other members.

Paragraph 2 The substitutions provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

Paragraph 2 The substitutions provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

Paragraph 3 In case of vacancy in the position of member of the Board of Directors, due to death, resignation or removal, the alternate will be appointed by the remaining directors, "ad referendum" of the first General Meeting held. In case of vacancy in the position of Chairman, the Vice Chairman will assume and remain in the position until the first General Meeting held, and will appoint his/her alternate, who will be appointed among the remaining Directors. In the event of vacancy in the position of Vice Chairman, the Chairman will appoint his/her alternate among the other Directors.

Paragraph 3 In case of vacancy in the position of member of the Board of Directors, due to death, resignation or removal, the alternate will be appointed by the remaining directors, "ad referendum" of the first General Meeting held. In case of vacancy in the position of Chairman, the Vice Chairman will assume and remain in the position until the first General Meeting held, and will appoint his/her alternate, who will be appointed among the remaining Directors. In the event of vacancy in the position of Vice Chairman, the Chairman will appoint his/her alternate among the other Directors.

Article 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.	Article 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

Paragraph 1 The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof

Paragraph 1 The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof

Paragraph 2 The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.	Paragraph 2 The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.
Paragraph 3 The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.	Paragraph 3 The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

Paragraph 4 The meetings of the Board of Directors should be held at the Company’s head office, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act

Paragraph 4 The meetings of the Board of Directors should be held at the Company’s head office, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act

Paragraph 5 The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

Paragraph 5 The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

Paragraph 6 The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

Paragraph 6 The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

Paragraph 7 The resolutions of the Board of Directors will be made by the majority of votes among the attending members.	Paragraph 7 The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

Article 17. In addition to the attributes accorded by law or by the By-Laws, the Board of Directors will be responsible for the following:

I. To comply with and to ensure compliance with these By-Laws and resolutions of Shareholders’ Meeting;

II. to set the general guidelines for the business and operations of the Company;

III. to appoint and dismiss Officers and to define their duties;

IV. to set the remuneration, the indirect benefits and the other incentives of the Officers, within the global management remuneration limits approved in the Shareholders’ Meeting;

V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

VI. to choose and to dismiss the independent auditors and to fix their remuneration, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the Shareholders’ Meeting;

VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the Shareholders’ Meeting for the purpose of profits retention;

IX. to decide on the convening of Shareholders’ Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

X. to submit to the Annual Shareholders’ Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

XI. to submit proposals to the Shareholders’ Meeting for the increase or reduction of the share capital, inplit, bonus issues or splits of the Company's shares, and amendments to the By-Laws;

XII. to present proposals to the Shareholders’ Meeting for the liquidation, merger, split or amalgamation of the Bank;

XIII. approve the Bank’s capital increase, regardless of amendment to the bylaws, within the limits set forth in Paragraph1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law.

XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of Article 5 of these By-Laws;

XV. to grant, after approval at the Shareholders’ Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved at the Shareholders’ Meeting;

XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

XX. to appoint or dismiss the Company’s Ombudsman;

XXI. appoint and remove the members of the Audit Committee and Compensation and Appointment Committee, fill in the vacancies due to death, resignation or removal and approve the body’s internal policies, subject to the provisions of Titles VI and VII hereof;

XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these By-Laws;

XXIV. approve the engagement of a share or unit bookkeeping institution;

XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;

XXVV. define the triple list of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank’s shares, in case of cancellation of publicly-held company registration or delisting from Level 2, as set forth in Title X hereof;

XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these By-Laws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

XXXI. to establish rules relating to the Units, as provided for in Chapter XIII of these By-Laws;

XXXII. to supervise the planning, operation, control and review of the remuneration policy for the Company's managers, taking into account the proposals of the Remuneration and Appointments Committee; and

XXXIII. to ensure that the managers’ remuneration policy is in accordance with the regulations issued by the Central Bank of Brazil.

Article 17. In addition to the attributes accorded by law or by the By-Laws, the Board of Directors will be responsible for the following:

I. To comply with and to ensure compliance with these By-Laws and resolutions of Shareholders’ Meeting;

II. to set the general guidelines for the business and operations of the Company;

III. to appoint and dismiss Officers and to define their duties;

IV. to set the remuneration, the indirect benefits and the other incentives of the Officers, within the global management remuneration limits approved in the Shareholders’ Meeting;

V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

VI. to choose and to dismiss the independent auditors and to fix their remuneration, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the Shareholders’ Meeting;

VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the Shareholders’ Meeting for the purpose of profits retention;

IX. to decide on the convening of Shareholders’ Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

X. to submit to the Annual Shareholders’ Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

XI. to submit proposals to the Shareholders’ Meeting for the increase or reduction of the share capital, inplit, bonus issues or splits of the Company's shares, and amendments to the By-Laws;

XII. to present proposals to the Shareholders’ Meeting for the liquidation, merger, split or amalgamation of the Bank;

XIII. approve the Bank’s capital increase, regardless of amendment to the bylaws, within the limits set forth in Paragraph1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law.

XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of Article 5 of these By-Laws;

XV. to grant, after approval at the Shareholders’ Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved at the Shareholders’ Meeting;

XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

XX. to appoint or dismiss the Company’s Ombudsman;

XXI. appoint and remove the members of the Audit Committee and Compensation and Appointment Committee, fill in the vacancies due to death, resignation or removal and approve the body’s internal policies, subject to the provisions of Titles VI and VII hereof;

XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these By-Laws;

XXIV. approve the engagement of a share or unit bookkeeping institution;

XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;

XXV. define the triple list of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank’s shares, in case of cancellation of publicly-held company registration or delisting from Level 2, as set forth in Title X hereof;

XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these By-Laws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

XXXI. to establish rules relating to the Units, as provided for in Chapter XIII of these By-Laws;

XXXII. to supervise the planning, operation, control and review of the remuneration policy for the Company's managers, taking into account the proposals of the Remuneration and Appointments Committee; and

XXXIII. to ensure that the managers’ remuneration policy is in accordance with the regulations issued by the Central Bank of Brazil.

Art. 18. The Chairman of the Board of Directors should:

I. call and preside the meetings;

II. call the Shareholders’ General Meeting;

III. instruct the preparation of the meetings of the Board of Directors;

IV. designate special tasks to the Directors; and

V. call, when the body is in operation, the supervisory board members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Supervisory Board should issue an opinion.

Art. 18. The Chairman of the Board of Directors should:

I. call and preside the meetings;

II. call the Shareholders’ General Meeting;

III. instruct the preparation of the meetings of the Board of Directors;

IV. designate special tasks to the Directors; and

V. call, when the body is in operation, the supervisory board members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Supervisory Board should issue an opinion.

SECTION II EXECUTIVE BOARD	SECTION II EXECUTIVE BOARD

Article 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Committee must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

Article 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Committee must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

Paragraph 1 The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.	Paragraph 1 The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.
Paragraph 2 The designation of the positions referred to above shall be made at the time of their election.	Paragraph 2 The designation of the positions referred to above shall be made at the time of their election.
Paragraph 3 Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.	Paragraph 3 Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

Paragraph 4 When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

Paragraph 4 When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

Paragraph 5 The office of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.	Paragraph 5 The office of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.
Article 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO..	Article 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

Paragraph 1 If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

Paragraph 1 If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

Paragraph 2 When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

Paragraph 2 When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

Article 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.	Article 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

Paragraph 1 The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board, except for the Officers without specific title; o

II - with the presence of the two (2) Executive Vice Presidents and any seven (7) members of the Executive Board, except for the Officers without specific title; or

III - with the presence of one (1) Senior Executive Vice President or one Executive Vice President and any ten (10) members of the Executive Board, including the Officers without specific title.

Paragraph 1 The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board, except for the Officers without specific title; o

II - with the presence of the two (2) Executive Vice Presidents and any seven (7) members of the Executive Board, except for the Officers without specific title; or

III - with the presence of one (1) Senior Executive Vice President or one Executive Vice President and any ten (10) members of the Executive Board, including the Officers without specific title.

Paragraph 2 Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be minuted and registered in the appropriate book, by the members present, with those that affect third parties being published.

Paragraph 2 Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be minuted and registered in the appropriate book, by the members present, with those that affect third parties being published.

Paragraph 3 The matters dealt with in clause VII of Article 22 shall be subject to approval at a Meeting of the Executive Board, which can meet for this purpose with only five (5) members of the Executive Board being present, other than Officers without specific designation.

Paragraph 3 The matters dealt with in clause VII of Article 22 shall be subject to approval at a Meeting of the Executive Board, which can meet for this purpose with only five (5) members of the Executive Board being present, other than Officers without specific designation.

Paragraph 4 The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of clause X of Article 22, and of clause IV of Article 27, both of these By-Laws.

Paragraph 4 The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of clause X of Article 22, and of clause IV of Article 27, both of these By-Laws.

Article 22. The attributions and duties of the Executive Board are:

I – to comply with and to ensure compliance with these By-Laws and the resolutions of Shareholders’ Meetings and of the Board of Directors;

II – to appoint representatives and correspondents, in Brazil and overseas;

III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these By-Laws, with the autonomy to schedule them in the best interests of the Company;

IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Chapter IX;

V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (%%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of shareholders' funds as shown in the latest balance sheet approved by the Annual Shareholders’ Meeting;

VII – to consider the opening, transfer or closing of agencies, affiliates, branches, offices or representative offices, in Brazil or overseas;

VIII – to submit the financial statements to the Board of Directors;

IX – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies which control the activities of the Company; and

X – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of clause IV of Article 27 of these By-Laws.

Article 22. The attributions and duties of the Executive Board are:

I – to comply with and to ensure compliance with these By-Laws and the resolutions of Shareholders’ Meetings and of the Board of Directors;

II – to appoint representatives and correspondents, in Brazil and overseas;

III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these By-Laws, with the autonomy to schedule them in the best interests of the Company;

IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Chapter IX;

V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (%%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of shareholders' funds as shown in the latest balance sheet approved by the Annual Shareholders’ Meeting;

VII – to consider the opening, transfer or closing of agencies, affiliates, branches, offices or representative offices, in Brazil or overseas;

VIII – to submit the financial statements to the Board of Directors;

IX – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies which control the activities of the Company; and

X – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of clause IV of Article 27 of these By-Laws.

Article 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, important projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

Article 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, important projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

Paragraph 1 The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.	Paragraph 1 The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.
Paragraph 2 The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.	Paragraph 2 The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

I – by any two members of the Executive Board, except for the Officers without specific title;

II – by one Officer without specific title, jointly with the Chief Executive Officer, or one (1) Senior Executive Vice President, or one (1) Executive Vice President, or one (1) Executive Officer;

III – by a member of the Executive Board together with a specifically designated proxy; or

IV – by two proxies together specifically designated to represent the Company.

Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

I – by any two members of the Executive Board, except for the Officers without specific title;

II – by one Officer without specific title, jointly with the Chief Executive Officer, or one (1) Senior Executive Vice President, or one (1) Executive Vice President, or one (1) Executive Officer;

III – by a member of the Executive Board together with a specifically designated proxy; or

IV – by two proxies together specifically designated to represent the Company.

Paragraph 1 Subject to the provisions set forth in Paragraph 2 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, except for the Officers without specific title. The powers of attorney should indicate the powers of the proxy and the validity.

Paragraph 1 Subject to the provisions set forth in Paragraph 2 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, except for the Officers without specific title. The powers of attorney should indicate the powers of the proxy and the validity.

Paragraph 2 The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board, except Officers without specific designation, and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the preceding paragraph being applicable.

Paragraph 2 The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board, except Officers without specific designation, and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the preceding paragraph being applicable.

Article 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

Article 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

Article 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, Shareholders' or Unit-holders' meetings of companies or investment funds in which the Company has a share, as well as of entities in which it is a partner or affiliate.

Article 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, Shareholders' or Unit-holders' meetings of companies or investment funds in which the Company has a share, as well as of entities in which it is a partner or affiliate.

Article 27. In terms of Article 20 of these By-Laws, the CEO or his substitute in person must:

I - preside over and manage all the Company’s business and activities;

II – comply with and ensure compliance with these By-Laws, the resolutions of Shareholders’ Meetings and the directives of the Board of Directors, and chair the meetings of the Executive Board, except in the situations described in clauses II and III of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these By-Laws, in which cases the meetings of the Executive Board may be chaired by any of its members;

III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;

IV – define the duties of the members of the Executive Board, except as provided in clause IX of Article 22 of these By-Laws; and

V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

Article 27. In terms of Article 20 of these By-Laws, the CEO or his substitute in person must:

I - preside over and manage all the Company’s business and activities;

II – comply with and ensure compliance with these By-Laws, the resolutions of Shareholders’ Meetings and the directives of the Board of Directors, and chair the meetings of the Executive Board, except in the situations described in clauses II and III of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these By-Laws, in which cases the meetings of the Executive Board may be chaired by any of its members;

III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;

IV – define the duties of the members of the Executive Board, except as provided in clause IX of Article 22 of these By-Laws; and

V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

Sole paragraph. It is the responsibility of:

I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;

II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

IV. Executive Officers: conduction of the activities of the Bank’s departments and areas under his/her responsibility and advise the other members of the Executive Board; and

V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

Sole paragraph. It is the responsibility of:

I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;

II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

IV. Executive Officers: conduction of the activities of the Bank’s departments and areas under his/her responsibility and advise the other members of the Executive Board; and

V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V - SUPERVISORY BOARD	TITLE V - SUPERVISORY BOARD

Article 28. The Company shall have a Supervisory Board, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the Shareholders’ Meeting, with the possibility of reelection.

Article 28. The Company shall have a Supervisory Board, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the Shareholders’ Meeting, with the possibility of reelection.

Paragraph 1 Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Supervisory Board.	Paragraph 1 Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Supervisory Board.

Paragraph 2 The members of the Supervisory Board shall sign the Term of Acceptance of Members of the Supervisory Board referred to in the Level 2 Regulations. The signing of this document in the appropriate book is a necessary pre-condition to taking office, as is the approval by the Central Bank of Brazil of the appointment, and compliance with the applicable legal requirements.

Paragraph 2 The members of the Supervisory Board shall sign the Term of Acceptance of Members of the Supervisory Board referred to in the Level 2 Regulations. The signing of this document in the appropriate book is a necessary pre-condition to taking office, as is the approval by the Central Bank of Brazil of the appointment, and compliance with the applicable legal requirements.

Paragraph 3 The remuneration of the members of the Supervisory Board shall be fixed at the Shareholders’ Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

Paragraph 3 The remuneration of the members of the Supervisory Board shall be fixed at the Shareholders’ Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

Article 29. The Supervisory Board shall have the attributes and powers conferred on it by law.	Article 29. The Supervisory Board shall have the attributes and powers conferred on it by law.
TITLE VI – AUDIT COMMITTEE	TITLE VI – AUDIT COMMITTEE

Article 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, with 4 (four) consecutive reelections permitted under applicable legislation.

Article 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, with 4 (four) consecutive reelections permitted under applicable legislation.

Paragraph 1. When the members of the Audit Committee are to take office, its Coordinator will be appointed.	Paragraph 1. When the members of the Audit Committee are to take office, its Coordinator will be appointed.
Paragraph 2. The Audit Committee shall report directly to the Company’s Board of Directors.	Paragraph 2. The Audit Committee shall report directly to the Company’s Board of Directors.

Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance by the company’s management with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies;

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance by the company’s management with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies;

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

Paragraph 4. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in section X of the previous paragraph.	Paragraph 4. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in section X of the previous paragraph.
TITLE VII – COMPENSATION AND APPOINTMENT COMMITTEE	TITLE VII – COMPENSATION AND APPOINTMENT COMMITTEE

Article 31. The company shall have a Remuneration and Appointments Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these bylaws. The Remuneration and Appointments Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s remuneration policy, including the repercussions of this policy on Risk Management. the members of the Remuneration and Appointments Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

Article 31. The company shall have a Remuneration and Appointments Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these bylaws. The Remuneration and Appointments Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s remuneration policy, including the repercussions of this policy on Risk Management. the members of the Remuneration and Appointments Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

Paragraph 1. When the members of the Remuneration and Appointments Committee are to take office, its Coordinator will be appointed.	Paragraph 1. When the members of the Remuneration and Appointments Committee are to take office, its Coordinator will be appointed.
Paragraph 2 The Remuneration and Appointments Committee shall report directly to the Company’s Board of Directors.	Paragraph 2 The Remuneration and Appointments Committee shall report directly to the Company’s Board of Directors.

Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Remuneration and Appointments Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – prepare the remuneration policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable remuneration, in addition to benefits and special hiring and dismissal programs;

III – supervise the implementation and coming into operation of the remuneration policy for the Company’s management;

IV – do annual reviews of the remuneration policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VI – propose to the Board of Directors the global amount of management remuneration, for submission to the shareholders’ meeting, pursuant to art. 152 of Law 6.404 of 1976;

VII – assess future internal and external scenarios and their possible impacts on the management remuneration policy;

VIII – analyze the Company’s management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Remuneration and Appointments Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

XI – make sure that the management compensation policy is permanently compatible with the Bank’s risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations divulged by the Central Bank of Brazil.

Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Remuneration and Appointments Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – prepare the remuneration policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable remuneration, in addition to benefits and special hiring and dismissal programs;

III – supervise the implementation and coming into operation of the remuneration policy for the Company’s management;

IV – do annual reviews of the remuneration policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VI – propose to the Board of Directors the global amount of management remuneration, for submission to the shareholders’ meeting, pursuant to art. 152 of Law 6.404 of 1976;

VII – assess future internal and external scenarios and their possible impacts on the management remuneration policy;

VIII – analyze the Company’s management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Remuneration and Appointments Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

XI – make sure that the management compensation policy is permanently compatible with the Bank’s risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations divulged by the Central Bank of Brazil.

Paragraph 4 The Board of Directions may remove from office any members of the Remuneration and Appointments Committee at any time.	Paragraph 4 The Board of Directions may remove from office any members of the Remuneration and Appointments Committee at any time.
Paragraph 5 The remuneration of the members of the Remuneration and Appointments Committee shall be set by the Board of Directors once a year.	Paragraph 5 The remuneration of the members of the Remuneration and Appointments Committee shall be set by the Board of Directors once a year.
TITLE VIII – OMBUDS OFFICE	TITLE VIII – OMBUDS OFFICE

Article 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of 3 (three) years, reelection being permitted.

Article 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of 3 (three) years, reelection being permitted.

Paragraph 1 The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment;	Paragraph 1 The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment;

Paragraph 2 The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any complaints received, with full support of the management, and may request information and documents, so that it can carry out its activities.

Paragraph 2 The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any complaints received, with full support of the management, and may request information and documents, so that it can carry out its activities.

Article 33. The terms of reference of the Ombudsman’s Department are:

I – to receive, record, instruct, analyze and deal in a formal and appropriate manner with complaints from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate, and which have not been resolved through normal channels by its branches and any other customer service outlet;

II – to provide the necessary clarification and inform the complainants as to the progress of their demands and the arrangements adopted;

III – inform to complainers the term for the final reply, which cannot exceed fifteen (15) days;

IV – to forward a conclusive response to complainants’ demands within the deadline informed in section III above;

V – to propose to the Board of Directors, or in its absence, to the executive management of the companies comprising the company’s financial conglomerate, measures for correcting or enhancing procedures and routines arising from the analysis of complaints received; and

VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the company’s financial conglomerate at the end of each six-month period, a quantitative and qualitative report about the performance of the Ombudsman’s Department, containing the proposals dealt with in section V.

Article 33. The terms of reference of the Ombudsman’s Department are:

I – to receive, record, instruct, analyze and deal in a formal and appropriate manner with complaints from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate, and which have not been resolved through normal channels by its branches and any other customer service outlet;

II – to provide the necessary clarification and inform the complainants as to the progress of their demands and the arrangements adopted;

III – inform to complainers the term for the final reply, which cannot exceed fifteen (15) days;

IV – to forward a conclusive response to complainants’ demands within the deadline informed in section III above;

V – to propose to the Board of Directors, or in its absence, to the executive management of the companies comprising the company’s financial conglomerate, measures for correcting or enhancing procedures and routines arising from the analysis of complaints received; and

VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the company’s financial conglomerate at the end of each six-month period, a quantitative and qualitative report about the performance of the Ombudsman’s Department, containing the proposals dealt with in section V.

Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the terms of reference contemplated in this article.	Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the terms of reference contemplated in this article.
TITLE IX – FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS	TITLE IX – FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

Article 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

Article 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

Article 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

Article 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

Article 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the capital stock and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the Shareholders’ Meeting to decide on the balance, distributing it to the shareholders or to increasing the capital stock; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the company’s General Budget submitted by management for approval by the Shareholders’ Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

Article 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the capital stock and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the Shareholders’ Meeting to decide on the balance, distributing it to the shareholders or to increasing the capital stock; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the company’s General Budget submitted by management for approval by the Shareholders’ Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.	Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

I – declare dividends out of line item “profit” recorded in the semiannual balance sheet;

II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item “profit” recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

III – declare interim dividends out of line item “retained earnings” or “earnings reserves” in the last annual or semiannual balance sheet.

Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

I – declare dividends out of line item “profit” recorded in the semiannual balance sheet;

II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item “profit” recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

III – declare interim dividends out of line item “retained earnings” or “earnings reserves” in the last annual or semiannual balance sheet.

Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the Shareholders’ Meeting.	Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the Shareholders’ Meeting.

Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual Shareholders’ Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in section II of article 35 hereof, within the terms of the pertinent legislation.

Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual Shareholders’ Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in section II of article 35 hereof, within the terms of the pertinent legislation.

Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.	Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.
Article 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.	Article 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.
Article 39. The Shareholders’ Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.	Article 39. The Shareholders’ Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.
TITLE X – TRANSFER OF SHAREHOLDING CONTROL, CANCELLATION OF PUBLICLY-HELD COMPANY REGISTRATION, DELISTING FROM LEVEL 2	TITLE X – TRANSFER OF SHAREHOLDING CONTROL, CANCELLATION OF PUBLICLY-HELD COMPANY REGISTRATION, DELISTING FROM LEVEL 2
Section I - Definitions	Section I - Definitions

Article 40. for the purposes of Chapter X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company’s Controlling Power.

“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the company.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank’s management and those held in treasury.

"Transfer of the Company’s Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company’s Control

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively used to steer corporate activities and instruct the operation of the Bank’s bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

Article 40. for the purposes of Chapter X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company’s Controlling Power.

“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the company.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank’s management and those held in treasury.

"Transfer of the Company’s Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company’s Control

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively used to steer corporate activities and instruct the operation of the Bank’s bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

Section II – Disposal of Control of the Company	Section II – Disposal of Control of the Company

Article 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation and in the Regulations of Level 2, in order to assure them of the same treatment as that afforded to the Transferor Controlling Shareholder.

Article 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation and in the Regulations of Level 2, in order to assure them of the same treatment as that afforded to the Transferor Controlling Shareholder.

Paragraph 1 Disposal of control of the bank depends on authorization from the Central Bank of Brazil.	Paragraph 1 Disposal of control of the bank depends on authorization from the Central Bank of Brazil.

Paragraph 2 The Transferor Controlling Shareholder may not transfer ownership of their shares, nor may the company register any transfer of shares to the Acquirer of the Controlling Power, or to those who may hold the Controlling Power, until they have signed the Instrument of Consent of the Controlling Parties contemplated in the Regulations of Level 2.

Paragraph 2 The Transferor Controlling Shareholder may not transfer ownership of their shares, nor may the company register any transfer of shares to the Acquirer of the Controlling Power, or to those who may hold the Controlling Power, until they have signed the Instrument of Consent of the Controlling Parties contemplated in the Regulations of Level 2.

Paragraph 3 No Shareholders’ Agreement providing for the exercise of Controlling Power may be registered at the Company’s principal place of business unless the signatories have signed the Instrument of Consent referred to in paragraph 2 of this article, which shall be sent immediately to the BM&FBOVESPA.

Paragraph 3 No Shareholders’ Agreement providing for the exercise of Controlling Power may be registered at the Company’s principal place of business unless the signatories have signed the Instrument of Consent referred to in paragraph 2 of this article, which shall be sent immediately to the BM&FBOVESPA.

Art. 42. The public offering referred in the preceding article should also be consummated:

I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Transfer of the Company’s Control; or

II. in case of transfer of Control of an entity holding the Company’s Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

Art. 42. The public offering referred in the preceding article should also be consummated:

I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Transfer of the Company’s Control; or

II. in case of transfer of Control of an entity holding the Company’s Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

Article 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I. make the public offering referred to in article 41 of these Bylaws; and

II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Article 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

I. make the public offering referred to in article 41 of these Bylaws; and

II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

Sole paragraph. Following a transaction for Disposal of Control of the Company, the Acquirer, when necessary, shall take the proper steps to restore the minimum percentage of 25% (twenty-five per cent) of all shares in free float within the 6 (six) month following the acquisition of Controlling Power.

Sole paragraph. Following a transaction for Disposal of Control of the Company, the Acquirer, when necessary, shall take the proper steps to restore the minimum percentage of 25% (twenty-five per cent) of all shares in free float within the 6 (six) month following the acquisition of Controlling Power.

Section III – Cancellation of Registration as a Public Company and Exit from Level 2	Section III – Cancellation of Registration as a Public Company and Exit from Level 2

Article 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the company to make in order to cancel the company’s registration as a public company, the minimum price offered shall reflect the economic value ascertained in an fairness opinion referred to in article 48 of the bylaws, with due regard for the applicable legal and regulatory rules.

Article 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the company to make in order to cancel the company’s registration as a public company, the minimum price offered shall reflect the economic value ascertained in an fairness opinion referred to in article 48 of the bylaws, with due regard for the applicable legal and regulatory rules.

Art. 45. If shareholders gathered at the Extraordinary General Meeting resolve on (i) the Company’s delisting from Level 2 so that the securities issued by it are registered for trading outside the Level 2 or (ii) by virtue of corporate restructuring, the resulting company’s securities are not accepted for trading at Level 2, within a period of one hundred and twenty (120) days counted from the date of General Meeting that approved said transaction, the Controlling Shareholder should consummate a public offering of the shares owned by the Bank’s other shareholders, whose minimum price to be offered should correspond to the Market Price determined in an appraisal report, referred to in article 48 hereof, subject to applicable legal and regulatory standards. The conduction of the public offering should be communicated to BM&FBOVESPA and disclosed to the market immediately after the Company’s General Meeting that approved said delisting or restructuring, as the case may be.

Art. 45. If shareholders gathered at the Extraordinary General Meeting resolve on (i) the Company’s delisting from Level 2 so that the securities issued by it are registered for trading outside the Level 2 or (ii) by virtue of corporate restructuring, the resulting company’s securities are not accepted for trading at Level 2, within a period of one hundred and twenty (120) days counted from the date of General Meeting that approved said transaction, the Controlling Shareholder should consummate a public offering of the shares owned by the Bank’s other shareholders, whose minimum price to be offered should correspond to the Market Price determined in an appraisal report, referred to in article 48 hereof, subject to applicable legal and regulatory standards. The conduction of the public offering should be communicated to BM&FBOVESPA and disclosed to the market immediately after the Company’s General Meeting that approved said delisting or restructuring, as the case may be.

Sole paragraph. The public offering for the acquisition of shares as contemplated in the main paragraph of article 45 shall not apply where the exit from Level 2 takes place in order to enter into an agreement to participate in Novo Mercado.

Sole paragraph. The public offering for the acquisition of shares as contemplated in the main paragraph of article 45 shall not apply where the exit from Level 2 takes place in order to enter into an agreement to participate in Novo Mercado.

Article 46. In the event there is no controlling shareholder, should it be decided that the company shall exit Level 2, so that its shares are then entered for trading outside Level 2, or by virtue of the corporate reorganization contemplated in line (ii) of the main paragraph of article 45, said exit shall be conditional on holding a public offering for the acquisition of shares on the same conditions contemplated in the above article.

Article 46. In the event there is no controlling shareholder, should it be decided that the company shall exit Level 2, so that its shares are then entered for trading outside Level 2, or by virtue of the corporate reorganization contemplated in line (ii) of the main paragraph of article 45, said exit shall be conditional on holding a public offering for the acquisition of shares on the same conditions contemplated in the above article.

Paragraph 1. Said General Meeting should define the person(s) responsible for the offering, who, attending the meeting, should expressly assume the obligation to conduct the offering.	Paragraph 1. Said General Meeting should define the person(s) responsible for the offering, who, attending the meeting, should expressly assume the obligation to conduct the offering.

Paragraph 2. In case of no definition of the persons responsible for conducting the public offering, in case of corporate restructuring where the resulting company’s securities are not accepted for trading at the Level 2 of Corporate Governance, the shareholders that voted favorably to the corporate restructuring should conduct said offering.

Paragraph 2. In case of no definition of the persons responsible for conducting the public offering, in case of corporate restructuring where the resulting company’s securities are not accepted for trading at the Level 2 of Corporate Governance, the shareholders that voted favorably to the corporate restructuring should conduct said offering.

Art. 47. The company’s delisting from Level 2 in view of the failure to perform the obligations set out in the Listing Rules of the Level 2 is contingent on the consummation of the public offering, at minimum at the Market Price of the shares, to be determined in an appraisal report set forth in article 48 hereof, subject to applicable legal and regulatory standards.

Art. 47. The company’s delisting from Level 2 in view of the failure to perform the obligations set out in the Listing Rules of the Level 2 is contingent on the consummation of the public offering, at minimum at the Market Price of the shares, to be determined in an appraisal report set forth in article 48 hereof, subject to applicable legal and regulatory standards.

Paragraph 1. The Controlling Shareholder should consummate the public offering set forth in the main section of this article.	Paragraph 1. The Controlling Shareholder should consummate the public offering set forth in the main section of this article.

Paragraph 2. Where there is no controlling shareholder and the exit from Level 2 mentioned in the main paragraph of this article arises from a decision by the Shareholders’ Meeting, the shareholders who voted in favor of the decision that implied the respective non-compliance shall make the public offering for the acquisition of shares contemplated in the main paragraph of this article.

Paragraph 2. Where there is no controlling shareholder and the exit from Level 2 mentioned in the main paragraph of this article arises from a decision by the Shareholders’ Meeting, the shareholders who voted in favor of the decision that implied the respective non-compliance shall make the public offering for the acquisition of shares contemplated in the main paragraph of this article.

Paragraph 3. Where there is no controlling shareholder and the exit from Level 2 mentioned in the main paragraph of this article arises on account of a management act or fact, the company’s management shall call a shareholders’ meeting whose order of the day shall be to decide on how to correct the non-compliance with the obligations contained in the Level 2 Regulations or, as the case may be, to decide on the company’s exit from Level 2.

Paragraph 3. Where there is no controlling shareholder and the exit from Level 2 mentioned in the main paragraph of this article arises on account of a management act or fact, the company’s management shall call a shareholders’ meeting whose order of the day shall be to decide on how to correct the non-compliance with the obligations contained in the Level 2 Regulations or, as the case may be, to decide on the company’s exit from Level 2.

Paragraph 4. Should the shareholders’ meeting mentioned in paragraph 3 above decide on the company’s exit from Level 2, said shareholders’ meeting shall appoint those responsible for holding the public offering for the acquisition of shares, mentioned in the main paragraph of this article. Those responsible, present at the meeting, shall expressly take upon themselves the obligation to make the offering.

Paragraph 4. Should the shareholders’ meeting mentioned in paragraph 3 above decide on the company’s exit from Level 2, said shareholders’ meeting shall appoint those responsible for holding the public offering for the acquisition of shares, mentioned in the main paragraph of this article. Those responsible, present at the meeting, shall expressly take upon themselves the obligation to make the offering.

Article 48. The fairness opinion dealt with in Chapter X of these bylaws shall be prepared by a specialist institution or company with proven experience and independent from the bank, its management and controlling shareholder, and from the latter’s decision-making power, and said opinion shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

Article 48. The fairness opinion dealt with in Chapter X of these bylaws shall be prepared by a specialist institution or company with proven experience and independent from the bank, its management and controlling shareholder, and from the latter’s decision-making power, and said opinion shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

Paragraph 1. The selection of the specialized entity or company responsible for determining the Bank’s Market Price referred to in Title X hereof is exclusively incumbent upon the General Meeting, after the presentation by the Board of Directors of a triple list, and the related resolution should be made by the absolute majority of the votes of the shareholders representing the Outstanding Shares attending the General Meeting that resolves on the matter, not included blank votes, and each share, regardless of the type or class, should be entitled to one vote. The meeting referred to in this Paragraph 1, if instated on first call, should be attended by shareholders representing no less than twenty percent (20% of total Outstanding Shares or, if instated on second call, can be attended by any number of shareholders representing the Outstanding Shares. The Shareholders’ Meeting provided under this Paragraph 1, if held on the first call, shall have the presence of shareholders representing no less than twenty percent (20%) of the total Outstanding Shares or, if held on the second call, may have the presence of any number of shareholders representing Outstanding Shares.

Paragraph 1. The selection of the specialized entity or company responsible for determining the Bank’s Market Price referred to in Title X hereof is exclusively incumbent upon the General Meeting, after the presentation by the Board of Directors of a triple list, and the related resolution should be made by the absolute majority of the votes of the shareholders representing the Outstanding Shares attending the General Meeting that resolves on the matter, not included blank votes, and each share, regardless of the type or class, should be entitled to one vote. The meeting referred to in this Paragraph 1, if instated on first call, should be attended by shareholders representing no less than twenty percent (20% of total Outstanding Shares or, if instated on second call, can be attended by any number of shareholders representing the Outstanding Shares. The Shareholders’ Meeting provided under this Paragraph 1, if held on the first call, shall have the presence of shareholders representing no less than twenty percent (20%) of the total Outstanding Shares or, if held on the second call, may have the presence of any number of shareholders representing Outstanding Shares.

Paragraph 2. The costs of preparing the fairness opinion shall be born in full by those responsible for holding the public offering for the acquisition of the shares.	Paragraph 2. The costs of preparing the fairness opinion shall be born in full by those responsible for holding the public offering for the acquisition of the shares.
Section IV – Ordinary Provisions	Section IV – Ordinary Provisions

Article 49. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

Article 49. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

Article 50. The company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the company. The company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

Article 50. Article 50. The company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the company. The company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

Sole paragraph: The provisions of the Level 2 Regulations shall take precedence over the provisions of the bylaws, in cases where the rights of those for whom the public offerings contemplated herein are adversely affected.

Sole paragraph: The provisions of the Level 2 Regulations shall take precedence over the provisions of the bylaws, in cases where the rights of those for whom the public offerings contemplated herein are adversely affected.

TITLE XI – ARBITRATION COURT	TITLE XI – ARBITRATION COURT

Article 51. The bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices, in the Level 2 Regulations, in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Article 51. The bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices, in the Level 2 Regulations, in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.	Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.	Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be handed down. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be handed down. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII - LIQUIDATION	TITLE XII - LIQUIDATION

Article 52. The company shall be liquidated as prescribed in law, and it shall be incumbent on the Shareholders’ Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

Article 52. The company shall be liquidated as prescribed in law, and it shall be incumbent on the Shareholders’ Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

TITLE XIII – ISSUANCE OF UNITS	TITLE XIII – ISSUANCE OF UNITS
Article 53. The company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).	Article 53. The company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).

Paragraph 1. Each Unit will correspond to fifty-five (55) common shares and fifty (50) preferred shares issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

Paragraph 1. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.	Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.
Article 54. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.	Article 54. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

Article 55. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these bylaws.

Article 55. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these bylaws.

Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.	Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.

Paragraph 2. The Company’s Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 53, Paragraph2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

Paragraph 2. The Company’s Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 53, Paragraph2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.	Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.
Article 56. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.	Article 56. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

Paragraph 1. The right to attend the Company’s General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company’s General Meetings by a proxy appointed as set forth in article 6, Paragraph 2 hereof.

Paragraph 1. The right to attend the Company’s General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company’s General Meetings by a proxy appointed as set forth in article 6, Paragraph 2 hereof.

Paragraph 2. In the event of split, inplit, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units will be taken into consideration:

(i) In the event of an increase in the quantity of shares issued by the company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

(ii) In the event of a reduction in the quantity of shares issued by the company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

Paragraph 2. In the event of split, inplit, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units will be taken into consideration:

(i) In the event of an increase in the quantity of shares issued by the company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

(ii) In the event of a reduction in the quantity of shares issued by the company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

Article 57. In the event of the exercise of preemptive rights to subscribe shares issued by the company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of preferred shares and common shares issued by the company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

Article 57. In the event of the exercise of preemptive rights to subscribe shares issued by the company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of preferred shares and common shares issued by the company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

Article 58. The holders of Units shall be entitled to receive shares arising from splits, takeovers and mergers involving the company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity a fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

Article 58. The holders of Units shall be entitled to receive shares arising from splits, takeovers and mergers involving the company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity a fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV – GENERAL AND TRANSITORY PROVISIONS	TITLE XIV – GENERAL AND TRANSITORY PROVISIONS

Article 59. In cases not covered in these bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities, with due regard for Level 2 Regulations.

Article 59. In cases not covered in these bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities, with due regard for Level 2 Regulations.

EXHIBIT VI

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br or www.santander.com.br/acionistas: Information about the Company, such as corporate governance practices and curriculum of other members of the Board of Directors.

▪    www.bovespa.com.br:  Level 2 Listing Regulations of Corporate Governance.

▪    www.cvm.gov.br:  Brazilian Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 31, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer